      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1998

                                                  REGISTRATION NUMBER 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 -----------
                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 -----------
                         GOTHIC PRODUCTION CORPORATION
          (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS.)

        OKLAHOMA                    1311                   73-1539475
     (STATE OR OTHER          (PRIMARY STANDARD        (IRS EMPLOYER ID NO.)
     JURISDICTION OF             INDUSTRIAL
    INCORPORATION OR         CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                           GOTHIC ENERGY CORPORATION
          (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS.)

        OKLAHOMA                    1311                    22-2663839
     (STATE OR OTHER          (PRIMARY STANDARD        (IRS EMPLOYER ID NO.)
     JURISDICTION OF             INDUSTRIAL
    INCORPORATION OR         CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                      5727 SOUTH LEWIS AVENUE, SUITE 700
                             TULSA, OKLAHOMA 74105
                                (918) 749-5666
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES.)

                               AGENT FOR SERVICE
                          MICHAEL K. PAULK, PRESIDENT
                           GOTHIC ENERGY CORPORATION
           5727 SOUTH LEWIS AVENUE, SUITE 700, TULSA, OKLAHOMA 74105
                                (918) 749-5666

                                  COPIES TO:
                          WILLIAM S. CLARKE, ESQUIRE
                            WILLIAM S. CLARKE, P.A.
       457 NORTH HARRISON STREET, SUITE 103, PRINCETON, NEW JERSEY 08540
                                (609) 921-3663

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Effective Date of this Registration Statement.

                                 -----------
  IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX: [_]

                                 -----------
                        CALCULATION OF REGISTRATION FEE

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
                                             PROPOSED   PROPOSED
                                             MAXIMUM    MAXIMUM
    TITLE OF EACH CLASS OF       AMOUNT TO   OFFERING  AGGREGATE    AMOUNT OF
 SECURITIES TO BE REGISTERED         BE       PRICE     OFFERING   REGISTRATION
                                 REGISTERED  PER NOTE    PRICE         FEE
-------------------------------------------------------------------------------
11 1/8% Series B Senior
 Secured Notes due 2005(1)....  $235,000,000   100%   $235,000,000   $69,325
-------------------------------------------------------------------------------
Guarantees of 11 1/8% Series B
 Senior Secured Notes due
 2005(1)......................      (2)        (2)        (2)          (2)

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(1) The Issuer of the notes registered hereby is Gothic Production
    Corporation. The guarantees registered hereby are made by Gothic Energy Corporation.
(2) No additional consideration will be received for the guarantees of the Notes registered hereby.

  THE CO-REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE CO-REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION, DATED MAY 8, 1998
PROSPECTUS

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                11- 1/8% SERIES A SENIOR SECURED NOTES DUE 2005
                  ($235,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                                      FOR
                11- 1/8% SERIES B SENIOR SECURED NOTES DUE 2005
                        ($235,000,000 PRINCIPAL AMOUNT)
                                       OF
                         GOTHIC PRODUCTION CORPORATION
                         (A WHOLLY OWNED SUBSIDIARY OF)

                           GOTHIC ENERGY CORPORATION

    The Exchange Offer will expire at 5:00PM, EST, June      , 1998, unless
                                   extended.

  Gothic Production Corporation, an Oklahoma corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of $235.0 million of its 11- 1/8% Series B Senior Secured Notes due 2005 (the "Exchange Notes") for an equal principal amount of its outstanding 11- 1/8% Series A Senior Secured Notes due 2005 (the "Outstanding Notes" and, together with the Exchange Notes, the "Notes"), in integral multiples of $1,000. The Exchange Notes are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Outstanding Notes for which they may be exchanged pursuant to this Exchange Offer, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain interest provisions relating to such rights. The Outstanding Notes have been, and the Exchange Notes will be, issued under an Indenture dated as of April 21, 1998 (the "Indenture"), among the Company and Gothic Energy Corporation ("Parent"), and The Bank of New York, as trustee (the "Trustee"). See "Description of the Notes." There will be no proceeds to the Company from this offering; however, pursuant to a Registration Rights Agreement dated as of April 21, 1998 (the "Registration Rights Agreement") among the Company, Parent and the Initial Purchasers (as defined) of the Outstanding Notes, the Company will bear certain offering expenses.

  The Notes mature on May 1, 2005 and bear interest at the rate of 11- 1/8% per annum, payable semiannually in cash on May 1 and November 1 of each year, commencing November 1, 1998. The Notes are redeemable at the option of the Company, in whole or in part, at any time prior to May 1, 2002, at the Make-Whole Price (as defined) and at any time on and after May 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined). The Company may also redeem at its option at any time prior to May 1, 2001 up to 33- 1/3% of the aggregate principal amount of the Notes at a redemption price of 111.125% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption, with the proceeds of one or more Equity Offerings (as defined), provided that at least 66- 2/3% of the original aggregate principal amount of the Notes remains outstanding following such redemption. Upon a Change of Control (as defined), the Company will be required to offer to purchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of the Notes."

  The Notes rank senior in right of payment to all existing and future Subordinated Indebtedness (as defined) of the Company and rank pari passu in right of payment with all existing and future Senior Indebtedness (as defined) of the Company. The Notes are collateralized by a second priority lien against substantially all of the Company's natural gas and oil properties, second only to the lien securing the Credit Facility (as defined). See "Description of the Notes--Security." The Notes are unconditionally guaranteed, on a senior basis by Parent, the sole shareholder of the Company. Borrowings under the Credit Facility are secured by a first priority lien on substantially all of the natural gas and oil properties of the Company. The Notes are effectively subordinated to the indebtedness of the Company under the Credit Facility to the extent of the value of the assets securing such indebtedness.

  SEE "RISK FACTORS" ON PAGE 13 FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY   , 1998

  The Company will accept for exchange any and all validly tendered
Outstanding Notes on or prior to 5:00PM, EST, on June   , 1998, unless
extended (the "Expiration Date"). Tenders of Outstanding Notes may be withdrawn at any time prior to 5:00PM, EST, on the Expiration Date; otherwise such tenders are irrevocable. The Bank of New York is acting as Exchange Agent in connection with the Exchange Offer. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange, but is otherwise subject to certain customary conditions.

  The Exchange Notes will bear interest from the date of issuance (or the most recent Interest Payment Date (as defined) to which interest on such Exchange Notes has been paid), at a rate equal to 11 1/8% per annum and on the same terms as the Outstanding Notes. Interest on the Exchange Notes will be payable semiannually on May 1 and November 1 of each year commencing November 1, 1998. Accrued interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes will be payable on or before November 1, 1998. Outstanding Notes that are accepted for exchange will cease to accrue interest on and after the date on which interest on the Exchange Notes will begin to accrue.

  The Outstanding Notes were sold (the "Offering") by the Company on April 21, 1998 to the Initial Purchasers in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. The Company sold to the Initial Purchasers $235.0 million principal amount of Outstanding Notes. The Initial Purchasers subsequently placed the Outstanding Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act. Accordingly, the Outstanding Notes may not be re-offered, resold or otherwise transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement to file a registration statement with respect to the Outstanding Notes.

  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to this Exchange Offer may be offered for resale, resold and otherwise transferred by a holder who is not an affiliate of the Company without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in its ordinary course of business and is not participating in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes. Persons wishing to exchange Outstanding Notes in the Exchange Offer, must represent to the Company that such conditions have been met.

  Each broker/dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer (a "Participating Broker/Dealer") must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The Letter of Transmittal for the Exchange Offer states that by so acknowledging and delivering a prospectus, a broker/dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker/dealer as a result of marketmaking activities or other trading activities. The Company has agreed to make this Prospectus available to any Participating Broker/Dealer for use in connection with any such resale for a period of up to one year from the date on which the registration statement, of which this Prospectus forms a part, is declared effective. See "Plan of Distribution."

  The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading on The Nasdaq Stock Market. The Initial Purchasers have advised the Company that they intend to make a market in the Exchange Notes; however, they are not obligated to do so and any market-making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

  Any Outstanding Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that any Outstanding Notes of other holders are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Outstanding Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Outstanding Notes will continue to be subject to the existing restrictions upon transfer thereof.

  The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of a Global Exchange Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Exchange Note representing the Exchange Notes will be shown on, and transfers thereof to qualified institutional buyers will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Exchange Note, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Note on the terms set forth in the Indenture. See "Description of Exchange Notes--Global Exchange Note; Book-Entry Form."

  No dealer, salesperson or other person has been authorized to give information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Exchange Notes offered hereby nor does it constitute an offer to sell or the solicitation of an offer to buy any of the Exchange Notes to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission in Washington, DC, a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Company and the securities offered by this Prospectus. Gothic is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements. and other information with the Commission. Such reports, proxy statements and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed, therefore, by the rules and regulations of the Commission from the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street N.W., Room 1024, Washington, DC 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Gothic, that file electronically with the Commission. In addition, the Common Stock of Gothic ("Common Stock") is traded on The Nasdaq SmallCap Market under the symbol GOTH, and such reports, proxy statements and other information may be inspected at the offices of The Nasdaq National Market, 1735 "K" Street Northwest, Washington, DC 20006.

  So long as Gothic is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to the Trustee and the holders of the Notes. Gothic has agreed that, even if it is entitled under the Exchange Act not to furnish such information to the Commission, it will nonetheless continue to furnish information that would be required to be furnished by Gothic by Section 13 of the Exchange Act to the Trustee and the holders of the Notes as if it were subject to such periodic reporting requirements.

  In addition, the Company has agreed that for so long as any of the Notes are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, they will make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A
(d)(4)(i) under the Securities Act.

                     INFORMATION INCORPORATED BY REFERENCE

  Gothic's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, and Gothic's Current Reports on Form 8-K dated May 16, 1996, Form 8-K/A filed July 30, 1996, Form 8-K dated December 27, 1996, Form 8-K dated February 18, 1997, Form 8-K/A filed June 6, 1997, Form 8-K dated April 16, 1997, Form 8-K dated June 30, 1997, Form 8-K dated September 9, 1997, Form 8-K/A filed October 3, 1997, Form 8-K dated November 25, 1997, Form 8-K dated January 23, 1998, Form 8-K/A filed January 30, 1998, Form 8-K/A filed February 6, 1998, Form 8-K/A filed February 25, 1998, Form 8-K/A filed April 8, 1998, Form 8-K dated March 31, 1998 and Form 8-K dated April 27, 1998 and filed with the Commission pursuant to the Exchange Act, are incorporated by reference in this Prospectus.

  All documents filed by Gothic pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Registration Statement of which this Prospectus is a part with respect to registration of the Exchange Notes, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that are incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for copies of such material should be directed to Gothic Energy Corporation, 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105 (telephone (918) 749-5666).

       CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

  With the exception of historical matters, the matters discussed in this Prospectus are "forward-looking statements" as defined under the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements under the following headings: "Prospectus Summary--Business Strategy," "Risk Factors--Future Capital Requirements," "--Uncertainty of Estimates of Reserves and Future Net Revenues; Significant Undeveloped Reserves," "--Volatility of Oil and Natural Gas Prices and Markets," "--Replacement of Reserves," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "--Changes in Prices and Inflation," "Business and Properties--Business Strategy," "--Development and Exploitation," and "--Exploration." Such forward-looking statements relate to Gothic's (as defined) capital requirements, business strategy, ability to attain and maintain profitability and cash flow, dependence upon the acquisition of and ability to acquire additional oil and gas properties or entering into joint oil and gas well development arrangements, access to debt and equity capital and availability of joint venture development arrangements, estimates as to its needs for additional capital and the times at which such additional capital will be required, expectations as to the sources of this capital and funds, ability to successfully implement its business strategy, ability to identify and integrate successfully any additional producing oil and gas properties it acquires and whether such properties can be operated profitably, ability to maintain compliance with covenants of its various loan documents and other agreements pursuant to which securities have been issued, ability to borrow funds or maintain levels of borrowing availability under credit arrangements, statements about Proved Reserves or borrowing availability based on Proved Reserves and future net cash flows and the present value thereof and Supplementary Oil and Gas Information in Note 13 to Notes to Consolidated Financial Statements. The Company cautions readers that various risk factors described in this Prospectus (see "Risk Factors") could cause the Company's operating results to differ materially from those expressed in any forward-looking statements made by the Company and could adversely affect the Company's ability to pursue its business strategy and repay the Notes.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, financial statements and other data appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references to the "Company" are to Gothic Production Corporation, all references to "Parent" are to Gothic Energy Corporation, and all references to "Gothic" are to Parent and its subsidiaries, including the Company. Unless otherwise indicated, all financial and quantitative information provided in this Prospectus on a "pro forma basis" give effect, on the date and for the periods indicated, to certain acquisitions effected by Gothic during 1997, the Amoco Acquisition (as defined herein) and related financings, the completion of the Recapitalization (as defined herein) and the application of the estimated net proceeds therefrom. The estimated proved reserve information included or incorporated in this Prospectus with respect to Gothic and the Amoco Acquisition properties is based on reports by Lee Keeling & Associates, Inc. Certain terms relating to the natural gas and oil business and other terms are defined in the "Glossary."

                                  THE COMPANY

  The Company is a wholly owned subsidiary of Parent and owns all the natural gas and oil assets of Gothic. Gothic is an independent energy company primarily engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil. Gothic commenced natural gas and oil operations in 1994 with a business strategy emphasizing acquisitions of long-lived, proved producing natural gas properties with significant development and exploitation potential. As a result of this strategy, Gothic has grown primarily through 14 acquisitions of producing natural gas and oil properties (including the Amoco Acquisition) for total consideration of $337.8 million. Reflecting this successful growth, Gothic is currently pursuing a business strategy emphasizing the development and exploitation of its existing asset base, maintenance of low cost operations and selective strategic acquisitions. As of December 31, 1997, Gothic had, on a pro forma basis, proved reserves of
331.1 Bcfe, of which approximately 92% were natural gas, with a pro forma PV-10 of approximately $298.8 million. These reserves, of which 82% were classified as proved developed, had an estimated Reserve Life of approximately 10.5 years. For the year ended December 31, 1997, on a pro forma basis, Gothic had revenues of $72.7 million and EBITDA of $53.6 million.

  Gothic's natural gas and oil reserves and acreage are principally located in the Anadarko, Arkoma and Permian/Delaware basins, which are historically prolific basins with multiple producing horizons and long-lived reserves. These basins generally provide significant development and exploitation potential through low-risk infill drilling and the implementation of new workover, drilling and recompletion technologies. Gothic has initiated a comprehensive development and exploitation program designed to increase its natural gas and oil reserves, production, earnings, cash flow and net asset value by enhancing proved producing reserves and converting proved undeveloped reserves to proved producing reserves. During the nine months ended March 31, 1998, since the inception of this program, Gothic drilled 16 wells, 15 of which have been completed and are producing. In addition, Gothic has entered into a participation agreement involving the drilling of substantially all of its undeveloped acreage with Chesapeake Energy Corporation ("Chesapeake") which will support the Company's comprehensive development and exploitation program. Gothic has not engaged in any material exploration activities but intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities.

  On a pro forma basis, at December 31, 1997, Gothic held an interest in 627,708 gross acres (319,579 net acres) and had an interest in 1,387 gross wells (631 net wells). Gothic serves as operator of approximately 710 of the wells in which it has an interest. Operated wells account for approximately 75% of the PV-10 of Gothic's pro forma proved reserves as of December 31, 1997.

BUSINESS STRATEGY

  Gothic's objective is to increase its reserves, production, earnings, cash flow and net asset value through a growth strategy that includes (i) developing, exploiting and exploring its natural gas and oil properties, (ii) maintaining a low operating cost structure, and (iii) acquiring strategic natural gas and oil properties in a disciplined manner.

Development, Exploitation and Exploration

  Gothic seeks to maximize the value of its natural gas and oil properties through development drilling, workovers, recompletions, reductions in operating costs and enhanced operating efficiencies. Gothic's core areas are characterized by properties with multiple pay zones that allow for integrated analysis of stratigraphic, seismic and well control data to identify development and exploitation opportunities. Through such analysis Gothic has, as of March 31, 1998, identified 194 development and exploitation projects within its properties, of which 114 have been assigned proved undeveloped reserves. Gothic's 1998 development drilling program includes plans to spend approximately $20.0 to $25.0 million to drill approximately 30 to 40 wells, many of which are infill development wells on proved undeveloped locations. Gothic also continually evaluates and pursues exploitation opportunities, including workover and recompletion projects. Gothic intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in close proximity to producing properties. Gothic believes geological and geophysical data, including 3D and 2D seismic surveys acquired in the Amoco Acquisition, will enable it to reduce costs and risks associated with drilling activities throughout its core areas.

Maintain Low Cost Operations

  Gothic is able to directly control operating and drilling costs as the operator of wells comprising approximately 75% of the PV-10 of pro forma proved reserves as of December 31, 1997. In addition, Gothic has been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting marginal and non-strategic properties with limited development potential. Lease operating expenses have decreased 66%, from $1.29 per Mcfe of production in 1995 on a historical basis to $0.44 per Mcfe for the year ended December 31, 1997 on a pro forma basis. Further, general and administrative expenses per Mcfe of production have decreased 92%, from $1.15 per Mcfe to $0.09 per Mcfe over the same period. Gothic intends to further improve the efficiency of and reduce the operating costs associated with well operations through the use of advanced wireless technology licensed to Gothic as part of the Amoco Acquisition. This technology enables Gothic to remotely monitor well operations, thereby reducing the need for on-site monitoring personnel. Gothic intends to deploy this technology throughout many of its producing properties in the Anadarko and Arkoma basins.

Strategic Acquisitions

  Gothic intends to pursue additional strategically attractive acquisitions to the extent its capital structure allows. With the recent completion of the Amoco Acquisition, however, Gothic has reduced the emphasis on acquisitions in its current business strategy. Gothic has increased its reserves through acquisitions, having added 424.9 Bcfe through 14 acquisitions, since November 1994, at a total acquisition cost of $337.8 million, or an average cost of $0.80 per Mcfe. Gothic utilizes a disciplined acquisition strategy, focusing its acquisition efforts on producing natural gas properties within its core areas with (i) relatively long-lived natural gas production, (ii) quantifiable development and exploitation potential, (iii) low risk exploration potential,
(iv) historically low operating expenses or the potential to reduce operating expenses, (v) close proximity to Gothic's existing production or in areas where Gothic has the ability to develop operating economies of scale and (vi) geological, geophysical and other technical and operating characteristics with which management of Gothic has expertise. Gothic applies strict economic and reserve risk criteria in evaluating acquisitions of natural gas and oil properties and companies.

THE RECAPITALIZATION

  On April 27, 1998, Gothic completed a series of transactions intended to recapitalize Gothic through (i) the creation of the Company and transfer of all of Gothic's natural gas and oil assets to the Company, (ii) the issuance by Parent of shares of Series B Preferred Stock, (iii) the sale of assets for $20.0 million, subject to closing adjustments, (iv) the execution of a participation agreement granting a 50% interest in substantially all of Gothic's undeveloped acreage, (v) the issuance by Parent of the Senior Secured Discount Notes (as defined), (vi) the issuance by the Company of the Notes and
(vii) the repayment and/or refinancing of substantially all of Gothic's then existing debt and preferred securities (together, the "Recapitalization").

  Certain transactions undertaken in the Recapitalization are described in greater detail below:

Corporate Restructuring

  The Company was organized as a wholly owned subsidiary of Parent. At the closing of the Recapitalization, Parent transferred to the Company its ownership of all its natural gas and oil properties. The Company's natural gas and oil assets secure its obligations under the Credit Facility and the Notes.

The Chesapeake Transaction

  On April 27, 1998, Gothic completed several agreements with Chesapeake, pursuant to which Gothic (i) executed a participation agreement granting a 50% interest in substantially all of Gothic's undeveloped acreage, (ii) sold for $20.0 million, subject to closing adjustments, a 50% interest in Gothic's natural gas and oil properties in the Arkoma basin, and (iii) sold 50,000 shares of Parent's Series B Preferred Stock, having a liquidation value of $50.0 million, and ten-year warrants to purchase, at an exercise price of $0.01 per share, 2,439,246 shares of Parent's Common Stock. In addition to providing Parent with additional capital to facilitate the completion of the Recapitalization, the Chesapeake Transaction is intended to provide technical expertise, a historic drilling track record and the financial resources to implement the Company's comprehensive development and exploitation program in the Mid-Continent region.

Financing Transactions

  The following financing transactions were also completed as part of the Recapitalization:

11 1/8% Senior Secured      The Company sold $235.0 million principal amount of
 Notes....................  the Notes.

14 1/8% Senior Secured
 Discount Notes...........
                            Parent sold approximately $60.2 million initial principal amount ($104.0 million principal amount at maturity) of 14 1/8% Senior Secured Discount Notes due 2006 (the "Senior Secured Discount Notes") secured by the outstanding capital stock of the Company held by Parent.

Series B Preferred Stock
 and Warrants.............
                            Parent sold 50,000 shares of Series B Preferred Stock, having a liquidation preference of $50.0 million, and ten-year common stock purchase war-rants exercisable at $0.01 per share to purchase 2,439,246 shares of Common Stock.

Arkoma Property Sales.....  Gothic sold for $20.0 million, subject to closing adjustments, a 50% interest in the Company's natu-ral gas and oil properties in the Arkoma basin.

Credit Facility...........  The Company entered into the Credit Facility which will provide, among other things, for an initial borrowing availability to the Company of approxi-mately $25.0 million.

Repayments and Redemptions

  The net proceeds of approximately $350.5 million from the Recapitalization described above were applied to repay or redeem the following:

12 1/4% Senior Notes......  These notes, outstanding in the principal amount of approximately $99.3 million, were redeemed for ap-proximately $102.3 million, inclusive of a 1% re-demption premium and accrued interest.

Series A Preferred          These shares were redeemed for $38.7 million, in-
 Stock....................  clusive of a 1% redemption premium and payment-in-
                            kind dividends through the redemption date.

Existing Credit             The Bridge Note with an outstanding principal bal-
 Facility.................  ance of $56.5 million as of April 27, 1998 was re-
                            paid. The Revolving Loan with an outstanding prin-cipal balance of $149.9 million as of April 27, 1998 was repaid.


THE AMOCO ACQUISITION

  On January 23, 1998, Gothic purchased from Amoco Production Company, a subsidiary of Amoco Corporation, natural gas producing properties located in the Anadarko and Arkoma basins of Oklahoma (the "Amoco Acquisition"). The consideration paid consisted of $237.5 million in cash, subject to certain post-closing adjustments, warrants to purchase 1.5 million shares of Gothic's common stock exercisable at $3.00 per share, and the transfer of certain producing properties owned by Gothic having a value of less than $1.8 million. The purchase had an effective date of December 1, 1997. The Amoco Acquisition involved interests in 821 gross wells, operation of 291 of the properties and approximately 240.0 Bcfe of proved reserves with a PV-10 of approximately $230.1 million as of December 31, 1997. Of the proved reserves acquired, 96% were natural gas and 71% were producing with net daily production of approximately 60 Mmcfe. The cash portion of the consideration for the Amoco Acquisition was financed with approximately $216.4 million of borrowings under Gothic's Existing Credit Facility, including $156.4 million borrowed under a three-year Revolving Loan and $60.0 million borrowed under a six-month Bridge Loan. In addition, Gothic issued 37,000 shares of Series A Preferred Stock of Parent with an aggregate liquidation preference of $37.0 million both to pay a portion of the cash consideration for the Amoco Acquisition and to pay related fees and expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               THE EXCHANGE OFFER

THE OUTSTANDING NOTE........  The Outstanding Notes were sold by the Com-
                              pany on April 21, 1998, to Donaldson, Lufkin
                              & Jenrette Securities Corporation and CIBC
                              Oppenheimer Corp. (collectively, the "Initial Purchasers") pursuant to a Purchase Agreement dated April 21, 1998 (the "Purchase Agree-ment"). The Initial Purchasers subsequently resold the Outstanding Notes to qualified in-stitutional buyers pursuant to Rule 144A un-der the Securities Act.

REGISTRATION REQUIREMENTS...  Pursuant to the Purchase Agreement, the Com-
                              pany, Parent and the Initial Purchasers en-tered into a Registration Rights Agreement dated April 21, 1998 (the "Registration Rights Agreement"), which grants the holders of the Outstanding Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and regis-tration rights, which terminate upon the con-summation of the Exchange Offer. If applica-ble law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, the Company has agreed to file a shelf registra-tion (the "Shelf Registration Statement") covering resales of the Outstanding Notes. See "The Exchange Offer--Resale of Exchange Notes" and "--Shelf Registration Statement."

THE EXCHANGE OFFER..........  The Company is offering to exchange $1,000 principal amount of the Exchange Notes for
                              each $ 1,000 principal amount of Outstanding
                              Notes. As of the date hereof, $235.0 million
                              aggregate principal amount of Outstanding
                              Notes are outstanding. The Company will issue
                              the Exchange Notes to holders on June   ,
                              1998 (the "Exchange Date").

                              Based on an interpretation of the staff of the Commission set forth in no action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "af-filiate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospec-tus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such hold-er's business and that such holder does not intend to participate and has no arrangement or understanding with any person to partici-pate in the distribution of such Exchange Notes.

                              Each Participating Broker/Dealer must ac-knowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The Letter of Transmittal for the Ex-change Offer states that by so acknowledging and by delivering a prospectus, a broker/dealer will not be deemed to admit that it is an "underwriter" within the mean-ing of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker/dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker/dealer as a result of market-mak-ing activities or other trading activities. The Company has agreed to make this Prospectus available to any Partic-ipating Broker/Dealer for use in connection with any such resale for a period of up to one year from the date the registration statement, of which this Prospectus forms a part, is declared effective. See "Plan of Distribution."

                              Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enun-ciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar no-ac-tion letters and, in the absence of an exemp-tion therefrom, must comply with the regis-tration and prospectus delivery requirements of the Securities Act in connection with the resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

EXPIRATION DATE.............  5:00PM, EST, on June   , 1998

INTEREST ON THE NOTES.......  The Exchange Notes will bear interest from the date of issuance of the Exchange Notes.
                              Interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes that has accrued from April 27, 1998, the date of issuance of the Outstanding Notes, through the Exchange Date will be payable on or before November 1, 1998.

  Procedures for
   Tendering Outstanding
   Notes..................    Each holder of Outstanding Notes wishing to
                              accept the Exchange Offer must complete, sign and date the accompanying Letter of Transmit-tal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, to-gether with the Outstanding Notes and any other required documentation to the Exchange
                              Agent at the address set forth herein. By ex-ecuting the Letter of Transmittal, each holder will represent to the Company that, among other things, the holder or the person receiving such Exchange Notes, whether or not such person is the holder, is acquiring the Exchange Notes in the ordinary course of business and that neither the holder nor any such other person has any arrangement or un-derstanding with any person to participate in the distribution of such Exchange Notes. In lieu of physical delivery of the certificates representing Outstanding Notes, tendering holders may transfer Notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange Offer--Procedures for Tendering."

  Special Procedures for
   Beneficial Owners......    Any beneficial owner whose Outstanding Notes
                              are registered in the name of a
                              broker/dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

                              If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a prop-erly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Guaranteed Delivery
   Procedures.............    Holders of Outstanding Notes who wish to ten-
                              der their Outstanding Notes and whose Out-standing Notes are not immediately available or who cannot deliver their Outstanding
                              Notes, the Letter of Transmittal or any other documents required by the Letter of Transmit-tal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Out-standing Notes according to the guaranteed delivery procedures set forth in "The Ex-change Offer--Guaranteed Delivery Proce-dures."

  Withdrawal Right........    Tenders may be withdrawn at any time prior to
                              5:00PM, EST, on the Expiration Date pursuant to the procedures described under "The Ex-change Offer--Withdrawal of Tenders."


  Acceptance of
   Outstanding Notes and
   Delivery of Exchange
   Notes..................    Subject to certain conditions, the Company
                              will accept for exchange any and all Out-standing Notes that are properly tendered in the Exchange Offer prior to 5:00PM, EST, on the Expiration Date. The Exchange Notes is-sued pursuant to the Exchange Offer will be delivered on the Exchange Date. See "The Ex-change Offer--Terms of the Exchange Offer."

  Federal Income Tax
   Considerations.........    The exchange pursuant to the Exchange Offer
                              should not be a taxable event for federal in-come tax purposes. See "Certain U.S. Federal
                              Income Tax Considerations."

  Effect on Holders of
   Outstanding Notes......    As a result of the making of this Exchange
                              Offer, the Company will have fulfilled one of its obligations under the Registration Rights
                              Agreement, and, with certain exceptions noted below, holders of Outstanding Notes who do not tender their Outstanding Notes will not have any further registration rights under the Registration Rights Agreement or other-wise. Such holders will continue to hold the untendered Outstanding Notes and will be en-titled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a re-sult of the Exchange Offer. All untendered
                              Outstanding Notes will continue to be subject to certain restrictions on transfer. Accord-ingly, if any Outstanding Notes are tendered and accepted in the Exchange Offer, the trad-ing market of the untendered Outstanding
                              Notes could be adversely affected. See "Risk
                              Factors--Exchange Offer Procedures."

  Exchange Agent..........    The Bank of New York.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

SECURITIES OFFERED..........  $235.0 million principal amount of 11 1/8%
                              Series B Senior Secured Notes (the "Exchange
                              Notes").

MATURITY DATE...............  May 1, 2005.

INTEREST RATE AND PAYMENT
 DATES......................  Interest on the Exchange Notes will accrue at the rate of 11 1/8% per annum, payable
                              semiannually in cash in arrears on May 1 and November 1 of each year, commencing November 1, 1998.

OPTIONAL REDEMPTION.........  The Exchange Notes will be redeemable at the option of the Company, in whole or in part, at any time prior to May 1, 2002 at the Make-Whole Price and at any time on and after May 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption. In addition, the Company may, at its option, redeem prior to May 1, 2001 up to 33 1/3% of the aggregate principal amount of the Notes at 111.125% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption, from the net proceeds of one or more Equity Offerings, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding fol-lowing such redemption. See "Description of the Notes--Optional Redemption."

MANDATORY REDEMPTION........  None, except as set forth below under "Change of Control Offer."

RANKING.....................  The Exchange Notes will rank senior in right of payment to all existing and future Subor-dinated Indebtedness of the Company and will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company. The Exchange Notes will be col-lateralized by a second priority lien against substantially all of the Company's natural gas and oil properties, second only to a lien securing the Credit Facility. See "Descrip-tion of the Notes--Security." Borrowings un-der the Credit Facility will be secured by a first priority lien on substantially all of the natural gas and oil properties of the Company. The Exchange Notes will be effec-tively subordinated to the indebtedness of the Company under the Credit Facility to the extent of the value of the assets securing such indebtedness. After giving effect to the transactions described herein, the Company will have no indebtedness outstanding under the Credit Facility and permitted borrowings under a Bank Credit Facility will be ini-tially limited by the terms of the Notes to approximately $30.0 million. Neither the Com-pany nor Parent will have any other outstand-ing Senior Indebtedness other than the Notes and the Senior Secured Discount Notes. Sub-ject to certain limitations set forth in the Indenture, the Company and its subsidiaries may incur additional Senior Indebtedness and other indebtedness. See "Description of the Notes--Ranking."

GUARANTEE...................  The Exchange Notes will be unconditionally guaranteed, on a senior unsecured basis, by Gothic Energy Corporation.

SECURITY....................  The Exchange Notes will be secured by a sec-
                              ond priority lien against substantially all of the Company's natural gas and oil proper-ties, second only to the lien securing the Credit Facility. See "Description of the Notes--Security."

CHANGE OF CONTROL OFFER.....  Upon a Change of Control, the Company will be required, subject to certain conditions, to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of the Notes-- Change of Control."

CERTAIN COVENANTS...........  The Indenture governing the Notes (the "In-
                              denture") contains certain covenants, includ-ing, but not limited to, covenants limiting the Company and its Restricted Subsidiaries with respect to the following: (i) operations of Parent; (ii) incurrence of additional in-debtedness; (iii) restricted payments; (iv) sales of assets; (v) liens; (vi) mergers and consolidations; (vii) sale and leaseback transactions; (viii) payment restrictions af-fecting subsidiaries; (ix) issuance and sale of subsidiary stock; (x) transactions with affiliates; (xi) lines of business; and (xii) the filing of certain periodic reports. See "Description of the Notes--Certain Cove-nants."

EXCHANGE OFFER;
 REGISTRATION RIGHTS;
 LIQUIDATED DAMAGES.........  The Company has agreed to use its best ef-
                              forts to file with the Commission on or prior to 45 days after the date of issuance of the Outstanding Notes and cause to become effec-tive a registration statement (the "Exchange Offer Registration Statement") on or prior to 120 days after such date with respect to the Outstanding Notes and, upon the Exchange Of-fer Registration Statement becoming effec-tive, to offer the holders of the Outstanding Notes the opportunity to exchange their Out-standing Notes for a like principal amount of Exchange Notes with terms substantially iden-tical to the Outstanding Notes. If the Com-pany fails to file the Exchange Offer Regis-tration Statement, or if the Exchange Offer Registration Statement does not become effec-tive within the periods specified, the Com-pany will be required to pay Liquidated Dam-ages to the holders of the Outstanding Notes. See "Description of the Notes--Registration Rights; Liquidated Damages."

  All capitalized terms used in this Prospectus with respect to the Exchange Notes and not otherwise defined herein have the meanings set forth under "Description of Notes."

                                  RISK FACTORS

  For a discussion of certain factors that should be considered in connection with the Exchange Offer and in evaluating an investment in the Exchange Notes, see "Risk Factors."

                  SUMMARY HISTORICAL AND PRO FORMA FINANCIAL,
                 OPERATING AND OIL AND NATURAL GAS RESERVE DATA

  The summary historical financial information presented below has been derived from the financial statements of Gothic for each of the two years in the period ended December 31, 1997. The pro forma financial information of the Company and Gothic give effect to the 1997 Acquisitions, the Amoco Acquisition and related financings, the completion of the Recapitalization and the application of the estimated net proceeds therefrom. The historical financial data should be read in conjunction with the financial statements and the related notes thereto of Gothic included elsewhere in this Prospectus. The summary pro forma combined financial information presented below should be read in conjunction with the pro forma Combined Condensed Financial Statements of Gothic and the Company and notes thereto. The pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the transactions to which they give pro forma effect been effective at the date or during the periods presented or of the results that may be obtained in the future. The reserve data set forth below is presented as of December 31, 1996 and December 31, 1997. The pro forma reserve data of the Company and Gothic as of December 31, 1997 gives effect to the Amoco Acquisition and the Recapitalization.

                                              YEARS ENDED DECEMBER 31,
                                          ------------------------------------
                                             HISTORICAL        PRO FORMA(1)
                                           1996      1997          1997
                                          -------  --------  -----------------
                                               GOTHIC        GOTHIC   COMPANY
                                            (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Total operating revenue.................  $11,447  $ 23,263  $72,691  $ 72,691
Operating expense(2)....................    4,807    10,361   16,132    16,132
Depreciation, depletion and amortization
 expense................................    2,856     5,791   29,619    29,619
General and administrative expense......    1,782     2,318    2,918     2,918
Interest expense and amortization of
 debt issue costs.......................    1,528     8,800   35,881    27,286
Loss before extraordinary item..........   (1,515)   (3,677) (11,529)   (2,934)
OTHER FINANCIAL DATA:
EBITDA(3)...............................  $ 4,858  $ 10,584  $53,641  $ 53,641
Net cash provided by operating activi-
 ties...................................    2,596     7,069      N/A       N/A
Ratio of EBITDA to interest expense(3)..     3.2x      1.2x     1.5x      2.0x
Ratio of earnings to fixed charges(4)...      --       0.6x     0.6x      0.9x

                                                      AS OF DECEMBER 31, 1997
                                                    ---------------------------
                                                    HISTORICAL   PRO FORMA(1)
                                                               ----------------
                                                      GOTHIC   GOTHIC  COMPANY
                                                       (IN THOUSANDS, EXCEPT
                                                              RATIOS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $ 16,722  $ 6,852 $  6,852
Working capital....................................    12,654    2,428    2,022
Total assets.......................................   138,542  324,397  321,424
Total debt.........................................   117,704  295,000  235,000
Stockholders' equity ..............................    12,453   14,924   71,951
ACNTA(5)...........................................   143,290  300,907  300,907
Ratio of ACNTA to total debt(5)....................      1.2x     1.0x     1.3x

                                                     YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                     HISTORICAL    PRO  FORMA(1)
                                                  ----------------
                                                   1996     1997       1997
OPERATING DATA:
Production:
 Oil (Mbbls).....................................     164      176        416
 Natural gas (Mmcf)..............................   3,404    6,583     29,006
 Natural gas equivalent (Mmcfe)..................   4,388    7,639     31,502
Average sales prices:
 Oil (per Bbl)...................................  $21.27   $20.18     $18.00
 Natural gas (per Mcf)...........................    2.03     2.11       2.17
 Natural gas equivalent (per Mcfe)...............    2.37     2.28       2.24
Expenses (per Mcfe):
 Lease and operating expenses(6).................   $0.85    $0.73      $0.44
 General and administrative......................    0.41     0.30       0.09
 Depreciation, depletion and amortization(7).....    0.64     0.72       0.94
                                                        AS OF DECEMBER 31,
                                                  ------------------------------
                                                     HISTORICAL    PRO FORMA(1)
                                                  ----------------
                                                   1996     1997       1997
PROVED RESERVE DATA: (8)(9)
Oil (Mbbls)......................................   1,158    3,585      4,401
Natural gas (Mmcf)...............................  64,534  127,460    304,647
Total proved reserves (Mmcfe)....................  71,482  148,970    331,053
% Natural gas....................................     90%      86%        92%
Proved developed reserves (Mmcfe)................  54,295  106,708    270,701
% Proved developed...............................     76%      72%        82%
PV-10 (in thousands)............................. $67,087 $122,723   $298,760
Standardized Measure (in thousands)..............  49,083   94,102    249,265

                                                        (Footnotes on next page)

--------------------
(1) The pro forma statement of operations data, other financial data and operating data have been prepared as if the 1997 Acquisitions had been consummated on January 1, 1997. The pro forma data further reflect the Amoco Acquisition and related financings, and the pro forma effects of the Recapitalization, and the application of the estimated net proceeds therefrom as if such transactions had been consummated on January 1, 1997. The pro forma balance sheet data has been prepared as if the Amoco Acquisition and related financings, the Recapitalization and the application of the estimated net proceeds therefrom had been consummated on December 31, 1997. The Operating Data and Proved Reserve Data on a pro forma basis are the same for Gothic and the Company.
(2) Consists of lease operating expense, production taxes and gas system expenses.
(3) See the Glossary included elsewhere in this Prospectus for the definition of EBITDA. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. Certain information concerning EBITDA has been included herein because EBITDA is a measure used by certain investors in determining Gothic's and the Company's historical ability to service its indebtedness; however, this measure may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of Gothic's or the Company's operating performance or liquidity.
(4) For the purpose of calculating the ratio of earnings to fixed charges, fixed charges for Gothic consist of interest expense, amortization of debt discount and financing costs and Parent's preferred stock dividends, and for the Company does not include interest and amortization of debt discount on the Senior Secured Discount Notes or dividends on the Series B Preferred Stock. Earnings consist of income before extraordinary items and income taxes plus fixed charges. Gothic's historical earnings were insufficient to cover fixed charges by $5.7 million and $3.9 million for the years ended December 31, 1996 and 1997, respectively. Pro forma earnings of Gothic and the Company were insufficient to cover fixed charges by $19.4 million and $2.9 million, respectively, for the year ended December 31, 1997.
(5) ACNTA means Adjusted Consolidated Net Tangible Assets as defined in the Indenture. See "Description of the Notes--Certain Definitions."
(6) Lease operating expense per Mcfe includes production taxes and is net of well operator overhead reimbursements billed to working interest owners which are recorded as well operations revenue.
(7) Represents depreciation, depletion and amortization of oil and gas properties only.
(8) Based on estimates prepared by Lee Keeling & Associates, Inc. See "Business and Properties--Natural Gas and Oil Reserves."
(9) The Company believes that PV-10, while not determined in accordance with generally accepted accounting principles, is an important financial measure used by investors in independent oil and natural gas producing companies for evaluating the relative significance of oil and natural gas properties and acquisitions. PV-10 should not be construed as an alternative to the Standardized Measure, as determined in accordance with generally accepted accounting principles.

                                 RISK FACTORS

  In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to Gothic, the Company and this Exchange Offer should be considered by prospective investors when evaluating an investment in the Notes offered hereby. The Company is a wholly owned subsidiary of Gothic and all of Gothic's natural gas and oil operations will be conducted through the Company. An investment in the Notes is subject to material risks arising from the financial condition, operating results and business activities of Gothic and should be considered in the light of the risks involved in an investment in securities of Gothic as well as the Company.

EXCHANGE OFFER PROCEDURES

  Issuance of the Exchange Notes in exchange for Outstanding Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Outstanding Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Outstanding Notes desiring to tender such Outstanding Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. Upon consummation of the Exchange Offer, the registration rights under the Registration Rights Agreement will terminate. In addition, any holder of Outstanding Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any sale of such Exchange Notes. See "Plan of Distribution." To the extent that some of the Outstanding Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Outstanding Notes could be adversely affected. See "The Exchange Offer."

SUBSTANTIAL INDEBTEDNESS

  At December 31, 1997, on a pro forma basis, the Company would have had $235.0 million of indebtedness as compared to stockholders' equity of $72.0 million and Gothic would have had $295.0 million of indebtedness as compared to stockholders' equity of $14.9 million. This level of indebtedness may pose substantial risks to the Company, Gothic and the holders of their securities, including the possibility that the Company or Gothic may not generate sufficient cash flow to pay the principal of and interest on the Credit Facility, the Notes and Senior Secured Discount Notes and the risk of default thereunder. Gothic's historical earnings were insufficient to cover fixed charges, including preferred dividends, by $5.7 million and $3.9 million for the years ended December 31, 1996 and 1997, respectively. On a pro forma basis, the Company's earnings were insufficient to cover fixed charges by $2.9 million and earnings of Gothic were insufficient to cover fixed charges by $19.4 million for the year ended December 31, 1997. If the Company is unsuccessful in increasing its proved reserves or realizing production from its proved undeveloped reserves, the future net revenue from existing proved reserves may not be sufficient to pay the principal of and interest on its indebtedness in accordance with their terms. The Company's and Gothic's levels of indebtedness may also adversely affect each company's ability to incur additional indebtedness and finance its future operations and capital needs, and may limit its ability to pursue other business opportunities. The Credit Facility, the Notes, the Senior Secured Discount Notes and their respective indentures contain financial and other restrictive covenants which could limit the Company's and Gothic's operating and financial flexibility and, if violated, would result in an event of default which could preclude the Company's access to credit under the Credit Facility or otherwise have a material adverse effect on the Company and Gothic. A default under the Company's Credit Facility could lead to a foreclosure against the Company's assets that collateralize such indebtedness. In addition, the terms of the Company's and Gothic's indebtedness contain provisions whereby a default under one loan agreement may also constitute a default under other indebtedness. Accordingly, if the Company or Gothic should default under the terms of one loan agreement such default could also constitute an event of default under other indebtedness which could result in all of such indebtedness becoming immediately due and payable. There are currently no defaults under any of the Company's or Gothic's outstanding indebtedness.

RESTRICTIONS IMPOSED BY LENDERS

  The instruments governing the indebtedness of Gothic impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of Gothic to effect future financings, make needed capital expenditures, withstand a future downturn in Gothic's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by Gothic to comply with these restrictions could lead to a default under the terms of such indebtedness. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event, there can be no assurance that Gothic would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. If the Company were unable to repay all amounts declared due and payable under the Credit Facility, the lenders thereunder could proceed against the collateral granted to satisfy the indebtedness and other obligations due and payable. If the Credit Facility indebtedness were to be accelerated, there can be no assurance that the assets of the Company and its subsidiaries would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to Gothic. In addition, the Company's indebtedness under the Credit Facility is secured by substantially all of the assets of the Company. The pledge of such collateral to existing lenders could impair Gothic's ability to obtain favorable financing from other sources.

ABILITY TO MANAGE GROWTH

  Although individual members of management have significant experience in the natural gas and oil industry, Gothic has been engaged in the natural gas and oil business for less than four years and has a limited operating history upon which investors may base their evaluation of Gothic's performance. As a result of its brief operating history and rapid growth, the operating results from Gothic's historical periods are not readily comparable and, as a consequence of the Amoco Acquisition, are not expected to be indicative of future results. There can be no assurance that Gothic will continue to experience growth in, or maintain its current level of, revenues, natural gas and oil reserves or production. Gothic's natural gas and oil operations to date have focused on the acquisition of producing natural gas and oil properties. Gothic's business plan and reserve reports include the drilling of approximately 30 to 40 development wells during 1998.

  The Amoco Acquisition and any future growth of Gothic's natural gas and oil reserves, production and operations will place significant demands on Gothic's operational, administrative and financial resources, and the increased scope of operations will present challenges to Gothic due to increased management time and resources required. Gothic's future performance and profitability will depend in part on its ability to successfully integrate the operational, financial and administrative functions of acquired properties into Gothic's operations, to hire additional personnel and to implement necessary enhancements to its management systems to respond to changes in its business. There can be no assurance that Gothic will be successful in these efforts. The inability of Gothic to integrate acquired properties, to hire additional personnel or to enhance its management systems could have a material adverse effect on Gothic's results of operations.

RANKING OF THE NOTES; EFFECTIVE SUBORDINATION

  The Notes are the general obligations of the Company ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company and are secured by a second priority lien against substantially all of the Company's natural gas and oil properties. The Notes are effectively subordinated to the indebtedness of the Company under the Credit Facility to the extent of the value of the assets securing such indebtedness. Borrowings under the Credit Facility are secured by a senior lien against substantially all of the natural gas and oil properties of the Company. After giving effect to the transactions described herein, the Company will have no indebtedness outstanding under the Credit Facility, and permitted borrowings under the Credit Facility would be initially limited by the terms of the Notes to approximately $30.0 million, or 10% of ACNTA (as defined), and neither the Company nor Parent will have any other outstanding Senior Indebtedness other than the Notes and the Senior Secured Discount Notes. The indebtedness outstanding under the Credit Facility have claims with respect to the assets constituting collateral for such indebtedness that are prior to the claims of holders of the Notes. In the event of a default on the Notes, or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations with respect to the Credit Facility before any payment therefrom could be made on the Notes. See "--Security for the Notes."

  The Indenture provides that the Notes will be guaranteed by the Company's Restricted Subsidiaries. Although the Subsidiary Guarantees provide the holders of the Notes with a direct claim against the assets of such Restricted Subsidiaries, enforcement of the Subsidiary Guarantees against any existing or future Restricted Subsidiaries would be subject to certain defenses available to guarantors generally, and would also be subject to certain defenses available to the Company regarding enforcement of the Notes. Although the Indenture contains waivers of most of those defenses, one or more of such waivers may not be enforced by a court in a particular case. To the extent that the Subsidiary Guarantees are not enforceable, the Notes would be effectively subordinated to all liabilities of the Company's Subsidiaries, including other Senior Indebtedness, subordinated indebtedness and trade payables of such Subsidiaries.

SECURITY FOR THE NOTES

  Pursuant to the Indenture governing the Notes, the Company has granted to the Trustee for the benefit of the holders of the Notes a second priority lien on and security interest in substantially all of the natural gas and oil properties of the Company (the "Collateral") to secure the performance of the Company's obligations under the Indenture and the Notes. These assets also secure the Company's obligations under the Credit Facility on a first priority basis. The amount of loans which could be made available under the Credit Facility is limited by the Indenture's "Limitation on Indebtedness" and "Limitation on Liens" covenants. See "Description of the Notes--Certain Covenants." On a pro forma basis, the Collateral includes proved reserves as of December 31, 1997 with a PV-10 of approximately $298.8 million. The reserve data with respect to such interests, however, represent estimates only and should not be construed as exact. Moreover, the current value of proved reserves set forth in this Prospectus should not be construed as the current market value of the estimated proved reserves attributable to Gothic's properties. See "--Uncertainty of Estimates of Reserves and Future Net Revenues; Significant Undeveloped Reserves." No assurance can be given that the value of the Collateral will on a given date equal or exceed the principal amount of the Notes, plus accrued and unpaid interest thereon. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance as to how quickly the Collateral could be realized upon.

  The Trustee, on behalf of the Holders of the Notes, has entered into an Intercreditor Agreement (the "Intercreditor Agreement") with Bank One. If the Notes become due and payable prior to the final stated maturity thereof for any reason or are not paid in full at the final stated maturity thereof and after any applicable grace period has expired, at a time when Indebtedness is outstanding under the Credit Facility, the Trustee will not have the right to foreclose upon the Collateral unless the Agent, on behalf of the lenders thereunder, forecloses upon the Collateral; provided, however, if the Agent, on behalf of such lenders, has not accelerated the Indebtedness under the Credit Facility and commenced foreclosure upon the Collateral within 120 days after the Trustee has given notice to the Agent of any Event of Default, the Trustee shall have the right to foreclose upon the Collateral in accordance with instructions from the Holders of a majority in aggregate principal amount of the Notes or, in the absence of such instructions, in such manner as the Trustee deems appropriate in its absolute discretion, without the consent of the Agent or such lenders. Proceeds from the sale of Collateral will first be applied to repay Indebtedness outstanding under the Credit Facility, if any, and thereafter paid to the

Trustee. The proceeds received by the Trustee will be applied by the Trustee first to pay the expenses of any foreclosure and fees and other amounts then payable to the Trustee under the Indenture and the Security Documents (as defined herein) and, thereafter, to pay all amounts owing to the Holders under the Indenture, the Notes and the Security Documents (with any remaining proceeds to be payable to the Company or as may otherwise be required by law).

  Even if the Credit Facility were permanently retired, the right of the Trustee under the Indenture and the Security Documents to foreclose upon and sell Collateral upon the occurrence of an Event of Default on the Notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against the Company and one or more of its Subsidiaries. Under applicable bankruptcy law, secured creditors such as the holders of the Notes are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval. Moreover, applicable bankruptcy law permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could obtain or dispose of the Collateral or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." If a bankruptcy court were to determine that the value of the Collateral, after giving effect to the repayment of all amounts owing in respect of the Credit Facility, was insufficient to repay all amounts due in respect of the Notes, the holders of Notes would become undersecured creditors and, as such, may be unable to receive payments or accrual of interest and costs during the debtor's bankruptcy proceeding.

  The Collateral is comprised of real property. Real property pledged as security to a lender may be subject to both known and unforeseen environmental risks. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), even a lender who does not foreclose on a property may be held liable, in certain limited circumstances, for the costs of remediating or preventing releases or threatened releases of hazardous substances at a mortgaged property. There may be similar risks under various state laws and common law theories. Such liability has seldom been imposed, and finding a lender liable generally has been based on the lender's having become sufficiently involved in the operations of the borrower so that its activities are deemed to constitute "participation in the management." This is the standard of liability set forth in CERCLA and elaborated on in a number of court decisions. A lender may also be considered to be a current owner of a property who can be held liable under CERCLA if the lender takes title to property by foreclosure, although certain courts have held that mere foreclosure on the borrower's property, in order to protect the lender's security interest, does not make the lender liable under CERCLA.

  Under the Indenture, the Trustee may, prior to taking certain actions and exercising certain remedies on behalf of the holders of the Notes, request that the holders of the Notes provide an indemnification against its costs, expenses and liabilities. It is possible that CERCLA (or analogous) cleanup costs could become a liability of the Trustee and cause a loss to any holders that provided an indemnification. In addition, holders may act directly rather than through a Trustee, in specified circumstances, in order to pursue a remedy under the Indenture. If holders exercise that right, they could be deemed to be lenders that are subject to the risks discussed above.

  See "Description of the Notes--Security" for a more detailed description of the security provisions for the Notes.

VOLATILITY OF NATURAL GAS AND OIL PRICES; POTENTIAL FULL COST WRITE DOWN

  Gothic's revenues, profitability, cash flow, ability to service debt and future growth will be substantially dependent on prevailing prices for natural gas and oil. The amounts of and prices obtainable for Gothic's natural gas and oil production will be affected by market factors beyond Gothic's control. Such factors include the extent of domestic production, the level of imports of foreign natural gas and oil, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil producing regions, and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the natural gas and oil industry, among other factors. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of Gothic. Any significant decline in natural gas and oil prices would have a material adverse effect upon Gothic, including the inability of Gothic to fund planned operations and capital expenditures, write-downs of the carrying value of its natural gas and oil properties, and Gothic's inability to meet debt service requirements resulting in defaults under bank loans and other indebtedness. In addition, the marketability of Gothic's natural gas and oil production will depend in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.

  Based on market prices for natural gas and oil in March 1998 and the anticipated terms of the Recapitalization, the Company would, as of the end of the quarter during which the Recapitalization was completed, reflect a full cost write down in the amount of approximately $33.0 million. Since the Recapitalization was completed subsequent to March 31, 1998 and since natural gas and oil prices have changed subsequent to March 31, 1998, the amount of such write down, if any, will depend upon the market prices for natural gas and oil at the end of the quarter ending June 30, 1998. Based on rules promulgated by the Commission, Gothic evaluates impairment of its natural gas and oil properties, based on prevailing prices as of the end of each quarter, and accordingly, the actual amount of impairment, if any, will not be determinable until the end of the quarter in which the Recapitalization occurs.

RISK OF HEDGING ACTIVITIES

  In an attempt to reduce its sensitivity to energy price volatility, Gothic uses swap arrangements that generally result in a fixed price for sales of its natural gas and oil production over periods of up to 12 months. If Gothic's reserves are not produced at rates equivalent to the hedged position, Gothic would be required to satisfy its obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Hedging contracts limit the benefits Gothic will realize if actual prices rise above the contract prices. In addition, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on Gothic. These arrangements provide for Gothic to exchange a floating market price for a fixed contract price. Payments are made by Gothic when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the approximate average closing NYMEX price for a contract month and the fixed contract price for the same month.

  Gothic was required, under the terms of its bank debt outstanding prior to completion of the Recapitalization, to enter into hedging agreements covering Gothic's natural gas production. Because of this hedging activity, Gothic's financial risk resulting from possible declines in the price of natural gas was reduced; however, Gothic's ability to benefit from increases in the price of natural gas was also limited. Following the completion of the Recapitalization, the Credit Facility does not require any minimum amounts of hedging agreements, however, the Company expects it will continue to enter into such agreements in the future. Any reduction in hedging activity will subject Gothic to more significant fluctuations in production revenues resulting from price volatility.

  At December 31, 1997, Gothic had swap agreements relating to the sale of 5,000 Mcf per day at a price of $2.55 per Mcf and 15,000 Mcf per day at a price of $2.45 per Mcf during the period January 1, 1998 through March 31, 1998. In February 1998, Gothic entered into swap agreements relating to the sale of 62,000 Mcf per day during the period April 1, 1998 through October 31, 1998 at an average price of $2.09 per Mcf. Of the 62,000 Mcf per day, 25,000 Mcf per day is subject to a "call spread" agreement which provides that Gothic will receive additional payments if the actual sales price of natural gas is between $2.30 and $2.70 per Mcf during the period. The swap agreements for the period April through October 1998 cover approximately 69% of Gothic's current natural gas production. In addition, Gothic has entered into a swap agreement relating to the sale of 60,000 Mcf per day at a "floor" price of $2.10 per Mcf during the period November 1998 through March 1999. The Company will assign, in the Recapitalization, all of Gothic's rights and responsibilities with regard to its existing hedging agreements.

REPLACEMENT OF RESERVES

  Gothic's success is substantially dependent on its ability to replace and expand its natural gas and oil reserves through the acquisition of producing properties and the exploitation and development of its properties, which activities involve substantial risks. Without successful acquisition or drilling ventures, Gothic will be unable to replace the reserves being depleted by production, and its assets and revenues, including the reserves, will decline. Gothic's strategy includes increasing its reserve base through continued exploitation of its existing properties, exploration of new and existing properties and acquisitions of producing properties. There can be no assurance that Gothic's acquisition and development activities will result in the replacement of, or additions to, Gothic's reserves. Similarly, there can be no assurance that Gothic will have sufficient capital to engage in its acquisition or development activities. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future natural gas and oil prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates their accuracy is inherently uncertain.

ACQUISITION RISKS

  Gothic's rapid growth since it commenced natural gas and oil operations has been largely the result of acquisitions of producing properties. Gothic expects to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable to Gothic. The successful acquisition of producing properties requires an assessment of recoverable reserves, future natural gas and oil prices, operating costs, potential environmental and other liabilities and other factors beyond Gothic's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, Gothic performs a review of the subject properties it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Gothic generally assumes preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis. With respect to its acquisitions to date, Gothic has no material commitments for capital expenditures to comply with existing environmental requirements. There can be no assurance that Gothic's acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on Gothic.

DRILLING AND OPERATING RISKS

  Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by Gothic will be productive or that Gothic will recover all or any portion of its investment. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Gothic's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond Gothic's control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. Gothic's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on Gothic's future results of operations or financial condition.

  In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of natural gas, oil or well fluids, pollution and other physical and environmental risks are inherent in natural gas and oil exploration and production. These hazards could result in substantial losses to Gothic due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Gothic, as protection against operating hazards, maintains insurance coverage against some, but not all, potential losses, as is common in the natural gas and oil industry. Gothic does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on Gothic's financial condition and results of operations.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES; SIGNIFICANT UNDEVELOPED RESERVES

  There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of Gothic. The reserve information set forth in this Offering Memorandum represents estimates based on reports prepared by Gothic's independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to proved natural gas and oil reserves is based upon engineering estimates derived after analysis of information furnished by Gothic or the operator of the property. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. Natural gas and oil prices, which fluctuate over time, may also affect proved reserve estimates. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to Gothic's reserves will likely vary from estimates, and such variances may be material. Approximately 14% of Gothic's estimated PV-10 of proved reserves on a pro forma basis as of December 31, 1997 are classified as undeveloped. Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by Gothic for purposes of the reserve report.

FUTURE CAPITAL REQUIREMENTS

  Gothic has made, and will continue to make, substantial capital expenditures for the acquisition, development and production of natural gas and oil reserves, particularly since a portion of the proved reserves of Gothic consists of proved undeveloped reserves, which require significant capital expenditures to develop. Gothic has budgeted capital expenditures of approximately $20.0 to $25.0 million for the year ending December 31, 1998. Gothic is not contractually committed to expend these funds. Gothic currently expects that available cash, cash flows from operations, proceeds from the private or public sale of debt or equity securities, borrowings under the Credit Facility, and sales of certain natural gas and oil properties will be sufficient to fund debt service requirements and planned capital expenditures for its existing properties through 1998. However, Gothic may need to raise additional capital to fund acquisitions and the development thereof, which capital may not be available to Gothic in the future.

  Under the terms of the Chesapeake Transaction, both the Company and Chesapeake are permitted to designate acreage for development drilling by giving written notice thereof to the other party. In order for the Company to participate in any drilling proposals submitted by Chesapeake in the acreage which is the subject of the participation agreement, the Company will need to have available sufficient funds or borrowing availability to participate in the proposed drilling activity. Certain terms of the participation agreement limit the number of wells to be proposed by Chesapeake to the amount that would require capital expenditures by the Company of $15.0 million in 1998 and $25.0 million in 1999. In the event the Company should not have funds available at the time, the Company's interest in the well could be forfeited.

  Gothic may seek additional capital, if required, from traditional reserve base borrowing, equity and debt offerings or joint ventures to further develop and exploit its properties and to acquire additional properties, subject to the limitations contained in the terms of its outstanding indebtedness, the Credit Facility, the Notes and the Senior Secured Discount Notes. Gothic's ability to access additional capital will depend on its continued success in developing its natural gas and oil reserves and the status of the capital markets at the time such capital is sought. Accordingly, there can be no assurance that capital will be available to Gothic from any source or that, if available, it will be at prices or on terms acceptable to Gothic. Should Gothic be unable to access the capital markets or should sufficient capital not be available, the development and exploitation of Gothic's properties could be delayed or reduced and, accordingly, natural gas and oil revenues and operating results may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

  Under the Indenture, the Company must offer to repurchase the Notes upon the occurrence of certain events. In the event of a Change of Control (as defined in the Indenture), the Company must offer to repurchase all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of the Notes--Change of Control."

  Prior to repurchasing such Notes, the Company may be required to (i) repay all or a portion of indebtedness under the Credit Facility or (ii) obtain any requisite consent to permit the repurchase. If the Company is unable to repay all of such indebtedness or is unable to obtain the necessary consents, then the Company will be unable to offer to purchase the Notes and such failure will constitute an Event of Default under the Indenture. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) as described above.

  The events that constitute a Change of Control under the Indenture may also be events of default under the Credit Facility or other senior indebtedness of Gothic. Such events may permit the lenders under such debt instruments to accelerate the debt and, if the debt is not paid, to enforce security interests on, or commence litigation which could ultimately result in a sale of substantially all the assets of Gothic, thereby limiting the Company's ability to raise cash to repurchase the Notes and reducing the practical benefit of the offer to purchase provisions to the holders of the Notes.

RELIANCE ON KEY PERSONNEL

  Gothic is dependent upon the services of its Chief Executive Officer and President, Michael Paulk. The loss of his services could have a material adverse effect upon Gothic. Gothic has entered into an employment agreement with Mr. Paulk, expiring on December 31, 1999. In addition, Gothic has obtained a policy of life insurance on Mr. Paulk in the amount of $1.0 million, naming the Company as beneficiary.

GOVERNMENTAL REGULATION

  Gothic's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of natural gas and oil and the release of materials into the environment or otherwise relating to protection of the environment. In particular, Gothic's natural gas and oil exploration, development and production and its activities in connection with storage and transportation of liquid hydrocarbons are subject to stringent environmental regulation by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning natural gas and oil wells and other related facilities.

  Although Gothic believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in natural gas and oil operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from Gothic's operations, could result in substantial costs and liabilities in the future.

  The discharge of natural gas, oil or other pollutants into the air, soil or water may give rise to significant liabilities on the part of Gothic to the government and third parties and may require Gothic to incur substantial costs of remediation. Moreover, Gothic has agreed to indemnify sellers of producing properties purchased by Gothic, including Amoco, among others, against environmental claims associated with such properties. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect Gothic's results of operations and financial condition or that material indemnity claims will not arise against Gothic with respect to properties acquired by Gothic.

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

  The Exchange Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of the holders of Exchange Notes to sell their Exchange Notes or the price at which holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange. While an application to have the Exchange Notes accepted for trading in the PORTAL market is expected to be made, there can be no assurance that an active trading market for the Exchange Notes will develop on the PORTAL market or elsewhere.

COMPETITION

  The natural gas and oil industry is highly competitive. Gothic competes in acquisitions and the development, production and marketing of natural gas and oil with major oil companies, other independent natural gas and oil concerns, and individual producers and operators. Many of these competitors have substantially greater financial and other resources than Gothic. Furthermore, the natural gas and oil industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.

                               RECAPITALIZATION

  The Recapitalization involved the following:

Corporate Restructuring

  The Company was organized as a wholly owned subsidiary of Parent. At or prior to the Recapitalization, Parent transferred to the Company the ownership of its natural gas and oil properties. Substantially all of the Company's natural gas and oil assets will secure its obligations under the Notes.

The Chesapeake Transaction

  On April 27, 1998, Gothic completed several agreements with Chesapeake pursuant to which Gothic (i) executed a participation agreement granting a 50% interest in substantially all of Gothic's undeveloped acreage, (ii) sold for $20.0 million, subject to closing adjustments, a 50% interest in Gothic's natural gas and oil properties in the Arkoma basin, and (iii) sold 50,000 shares of Parent's Series B Preferred Stock, having a liquidation value of $50.0 million, and ten-year warrants to purchase, at an exercise price of $0.01 per share, 2,439,246 shares of Parent's Common Stock. In addition to providing Parent with additional capital to facilitate the completion of the Recapitalization, the Chesapeake Transaction is intended to provide technical expertise, a historic drilling track record and the financial resources to implement the Company's comprehensive development and exploitation program in the Mid-Continent region.

Financing Transactions

  The following financing transactions were also completed as part of the Recapitalization:

11 1/8% Senior Secured
 Notes.....................  The Company sold $235.0 million principal amount of the Notes.

14 1/8% Senior Secured
 Discount Notes............  Parent sold approximately $60.2 million initial principal amount ($104.0 million principal amount at maturity) of 14 1/8% Senior Secured Discount Notes.

Series B Preferred Stock
 and Warrants..............  Parent sold 50,000 shares of Series B Preferred
                             Stock, having a liquidation preference of $50.0 million, and ten-year common stock purchase war-rants exercisable at $0.01 per share to purchase 2,439,246 shares of Common Stock.

Arkoma Property Sales......  Gothic sold for $20.0 million, subject to closing adjustments, a 50% interest in the Company's nat-ural gas and oil properties in the Arkoma basin.

Credit Facility............  The Credit Facility provides, among other things, for an initial borrowing availability to the Com-pany of approximately $25.0 million.

  The Recapitalization yielded net proceeds of approximately $350.5 million and the Company has a borrowing availability of $25.0 million under the Credit Facility able to be used for the acquisition and development of oil and gas properties, letters of credit and general corporate purposes.

Repayments and Redemptions

  The net proceeds from the Recapitalization were applied to repay or redeem the following:

12 1/4% Senior Notes.......  These notes outstanding in the principal amount of $99.3 million were redeemed for $102.3 mil-lion, inclusive of a 1% redemption premium and accrued interest.

Series A Preferred Stock...  These shares were redeemed for $38.7 million, in-
                             clusive of a 1% redemption premium and payment-in-kind dividends through the redemption date.

Existing Credit Facility...  The Bridge Note with an outstanding principal balance of $56.5 million as of April 27, 1998 was repaid. The Revolving Loan with an outstanding principal balance of $149.9 million as of April 27, 1998 was repaid.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Outstanding Notes were sold by the Company on April 21, 1998, to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently placed the Outstanding Notes with qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition of the purchase of the Outstanding Notes by the Initial Purchasers, the Company and Parent entered into the Registration Rights Agreement with the Initial Purchasers, which requires, among other things, that the Company file with the Commission a registration statement under the Securities Act with respect to an offer by the Company to the holders of the Outstanding Notes to issue and deliver to such holders, in exchange for Outstanding Notes, a like principal amount of Exchange Notes. The Company is required to use its best efforts to cause the Registration Statement relating to the Exchange Offer to be declared effective by the Commission under the Securities Act and commence the Exchange Offer. The Exchange Notes are to be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name the Outstanding Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 5:00PM, EST, on the Expiration Date. On the Exchange Date, the Company will issue $1,000 principal amount of Exchange Notes in exchange for $1,000 principal amount of Outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Outstanding Notes pursuant to the Exchange Offer. However, Outstanding Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Notes will not be entitled to certain rights under the Registration Rights Agreement. The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the Indenture.

  As of the date of this Prospectus, $235.0 million aggregate principal amount of the Outstanding Notes was outstanding and registered in the name of Cede & Co., as nominee for the Depository Trust Company. The Company has fixed the
close of business on May   , 1998, as the record date for the Exchange Offer
for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

  Holders of Outstanding Notes do not have any appraisal or dissenters' rights under the Oklahoma General Corporation Act or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

  The Company shall be deemed to have accepted validly tendered Outstanding Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Exchange Notes from the Company.

  If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Outstanding Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest from the date of issuance of the Exchange Notes. Interest on the Outstanding Notes that are tendered in exchange for the Exchange Notes that has accrued from April 27, 1998, the date of issuance of the Outstanding Notes, through the Exchange Date will be payable on or before November 1, 1998. Interest on the Exchange Notes will be payable semi-annually on each May 1 and November 1, commencing November 1, 1998.

PROCEDURES FOR TENDERING

  Only a Holder of Outstanding Notes may tender such Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Outstanding Notes and any other required documents, to the Exchange Agent prior to 5:00PM, EST, on the Expiration Date. The Company is not asking any Holder for a proxy, and no Holder is requested to send the Company a proxy. To be tendered effectively, the Outstanding Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00PM, EST, on the Expiration Date. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

  By executing the Letter of Transmittal, each Holder will make to the Company the representations set forth below in the second paragraph under the heading "--Resale of Exchange Notes."

  The tender by a Holder and the acceptance thereof by the Company will constitute agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf.

  Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Outstanding Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered Holder of any Outstanding Notes listed therein, such Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Outstanding Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Exchange Notes at DTC (the "Book-Entry Transfer Facility") for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Outstanding Notes by causing such Book-Entry Transfer Facility to transfer such Outstanding Notes into the Exchange Agent's account with respect to the Outstanding Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures; provided, however, that a participant in DTC's book-entry system may, in accordance with DTC's Automated Tender Offer Program procedures and in lieu of physical delivery to the Exchange Agent of a Letter of Transmittal, electronically acknowledge its receipt of, and agreement to be bound by, the terms of the Letter of Transmittal. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Outstanding Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute fight to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Outstanding Notes and (i) whose Outstanding Notes are not immediately available, (ii) who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

  (a) the tender is made through an Eligible Institution;

  (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five Nasdaq Stock Market trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Outstanding Notes (or a confirmation of book-entry transfer of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

  (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Outstanding Notes in proper form for transfer (or a confirmation of book-entry transfer of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five Nasdaq Stock Market trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00PM, EST, on the Expiration Date.

  To withdraw a tender of Outstanding Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00PM, EST, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Outstanding Notes to be withdrawn (the "Depositor"), (ii) identify the Outstanding Notes to be withdrawn

(including the certificate number(s) and principal amount of such Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Outstanding Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Outstanding Notes register the transfer of such Outstanding Notes into the name of the person withdrawing the tender, (iv) specify the name in which any such Outstanding Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Outstanding Notes have been tendered pursuant to book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange, will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

EXCHANGE AGENT

  The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                       By Registered or Certified Mail:

                             The Bank of New York
                              101 Barclay Street
                           New York, New York 10286
              Attention: Reorganization Department, Diana Torres

                          By Overnight Mail or Hand:

                             The Bank of New York
                              101 Barclay Street
                 Corporate Trust Services Window--Ground Level
                           New York, New York 10286
              Attention: Reorganization Department, Diana Torres

                                 By Facsimile:

                             The Bank of New York
                     Attention: Reorganization Department
                                (212) 815-6339
                     Confirm by telephone: (212) 815-2742

  (ORIGINALS OF ALL DOCUMENTS SUBMITTED BY FACSIMILE SHOULD BE SENT PROMPTLY BY HAND, OVERNIGHT DELIVERY, OR REGISTERED OR CERTIFIED MAIL.)

FEES AND EXPENSES

  The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

  The Company will pay all transfer taxes, if any, applicable to the exchange of the Outstanding Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Outstanding Notes for the principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Outstanding Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

  The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) and Morgan Stanley & Co., Incorporated (June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-B of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

  By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is a Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and (iii) the Holder and such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the Exchange Notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder incurring liability under the Securities Act for which such Holder is not indemnified by the Company. Further, by tendering in the Exchange Offer, each Holder that may be deemed an "affiliate" (as defined under Rule 405 of the

Securities Act) of the Company, will represent to the Company that such Holder understands and acknowledges that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder without registration under the Securities Act or an exemption therefrom.

  As set forth above, affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the Commission with respect to resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

SHELF REGISTRATION STATEMENT

  If the Company is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by any applicable law or applicable interpretation of the Commission or the staff of the Commission, the Company has agreed to file with the Commission and use its best efforts to have declared effective and keep continuously effective for up to two years a registration statement that would allow resales of Outstanding Notes owned by such holders.

OTHER

  Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Outstanding Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

  The Company may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Outstanding Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Outstanding Notes.

                                USE OF PROCEEDS

  This Exchange Offer is intended to satisfy certain of the Company's obligations under the Purchase Agreement and the Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Outstanding Notes in like principal amount, the form and terms of which are substantially similar to the form and terms of the Exchange Notes, except as otherwise described herein. The Outstanding Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company.

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents and the capitalization at December 31, 1997 of the Company on a pro forma basis giving effect to the Amoco Acquisition and its related financing transactions, the Chesapeake Transaction and the sale of the Notes and the application of the estimated net proceeds therefrom. The historical data should be read in conjunction with the historical financial statements of Gothic included elsewhere herein. The pro forma data has been prepared on the basis described in the Pro Forma Combined Condensed Financial Statements included elsewhere herein.

                                                AS OF DECEMBER 31, 1997
                                         --------------------------------------
                                                      FORMATION
                                         HISTORICAL TRANSACTION(1) PRO FORMA(1)
                                                     (IN THOUSANDS)
Cash and cash equivalents...............  $ 16,722     $  6,199      $  6,852
                                          ========     ========      ========
Total debt, including current portion:
  Existing Credit Facility..............  $ 23,750     $210,434      $    --
  12 1/4% Series A and Series B Notes
   due 2004, net........................    93,954       93,954           --
  11 1/8% Series A and Series B Senior
   Secured Notes due 2005...............       --            --       235,000
                                          --------     --------      --------
    Total Debt..........................   117,704      304,388       235,000
                                          --------     --------      --------
Stockholders' equity:
Common Stock, $0.01 par value,
 100,000,000 shares authorized,
 16,261,640 shares issued and
 outstanding on an historical basis for
 Gothic and $1.00 par value, 100 shares
 authorized, issued and outstanding on a
 pro forma basis for the Company........       162           --           --
Additional paid-in capital..............    36,043       27,085        82,976
Stockholder note receivable.............      (169)          --           --
Unrealized loss on available-for-sale
 investments............................      (121)          --           --
Deficit.................................   (23,462)          --       (11,025)
                                          --------     --------      --------
    Total stockholders' equity..........    12,453       27,085        71,951
                                          --------     --------      --------
    Total capitalization................  $130,157     $331,473      $306,951
                                          ========     ========      ========

---------------------
(1)See Note 4 of Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The selected historical financial information presented below has been derived from the financial statements of Gothic for each of the two years in the period ended December 31, 1997. The pro forma financial information of the Company and Gothic give effect to the 1997 Acquisition, the Amoco Acquisition and related financings, the completion of the Recapitalization and the application of the estimated net proceeds therefrom. The historical financial data should be read in conjunction with the financial statements and the related notes thereto of Gothic included elsewhere in this Prospectus. The summary pro forma combined financial information presented below should be read in conjunction with the Pro Forma Combined Condensed Financial Statements of Gothic and the Company and notes thereto. The pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have been achieved had the transactions to which they give pro forma effect been effective at the date or during the periods presented or of the results that may be obtained in the future. The reserve data set forth below is presented as of December 31, 1996 and December 31, 1997. The pro forma reserve data of the Company and Gothic as of December 31, 1997 gives effect to the Amoco Acquisition and the Recapitalization.

                                                YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                              HISTORICAL         PRO FORMA
                                                                  1997(1)
                                                              -----------------
                                             1996     1997
                                            -------  -------   GOTHIC   COMPANY
                                                GOTHIC
                                              (IN THOUSANDS, EXCEPT WHERE
                                                  OTHERWISE SPECIFIED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Natural gas and oil sales...............  $10,385  $17,418  $ 70,471  $70,471
  Gas system revenues.....................      --     4,562       --       --
  Well operations.........................    1,062    1,283     2,220    2,220
                                            -------  -------  --------  -------
    Total revenues........................   11,447   23,263    72,691   72,691
                                            -------  -------  --------  -------
Cost and expenses:
  Operating expenses......................    4,807    6,860    16,132   16,132
  Gas system expenses.....................      --     3,501       --       --
  Depreciation, depletion and
   amortization...........................    2,856    5,791    29,619   29,619
  General and administrative expenses.....    1,782    2,318     2,918    2,918
  Provision for impairment of natural gas
   and oil properties.....................    5,050      --        --       --
                                            -------  -------  --------  -------
    Total costs and expenses..............   14,495   18,470    48,669   48,669
                                            -------  -------  --------  -------
Operating income (loss)...................   (3,048)   4,793    24,022   24,022
Interest expense and amortization of debt
 issuance costs...........................   (1,528)  (8,800)  (27,286) (27,286)
Senior Secured Discount Notes non cash
 interest and amortization of related debt
 issuance costs...........................      --       --     (8,595)     --
Interest and other income.................       68      330       330      330
                                            -------  -------  --------  -------
Loss before income taxes and extraordinary
 item.....................................   (4,508)  (3,677)  (11,529)  (2,934)
Income tax benefit........................    2,993      --        --       --
                                            -------  -------  --------  -------
Loss before extraordinary item............  $(1,515) $(3,677) $(11,529) $(2,934)
                                            =======  =======  ========  =======
Loss per common share before extraordinary
 item.....................................  $ (0.23) $ (0.28) $  (1.18)     N/A
                                            =======  =======  ========  =======
OTHER FINANCIAL DATA:
EBITDA(2).................................  $ 4,858  $10,584  $ 53,641  $53,641
Ratio of EBITDA to interest expense(2)....     3.2x     1.2x      1.5x     2.0x
Ratio of earnings to fixed charges and
 preferred dividends(3)...................      --      0.6x      0.6x     0.9x
Net cash provided by operating
 activities...............................  $ 2,596  $ 7,069       N/A      N/A
Net cash used in investing activities.....   32,791   86,168       N/A      N/A
Net cash provided by financing
 activities...............................   30,244   95,614       N/A      N/A

                                                     AS OF DECEMBER 31, 1997
                                                   ----------------------------
                                                   HISTORICAL     PRO FORMA
                                                              -----------------
                                                     GOTHIC    GOTHIC  COMPANY
                                                      (IN THOUSANDS, EXCEPT
                                                             RATIOS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $ 16,722  $  6,852 $  6,852
Working capital...................................    12,654     2,428    2,022
Total assets......................................   138,542   324,397  321,424
Total debt........................................   117,704   295,000  235,000
Stockholders' equity..............................    12,453    14,924   71,951
ACNTA(4)..........................................   143,290   300,907  300,907
Ratio of ACNTA to total debt(4)...................      1.2x      1.0x     1.3x

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                      HISTORICAL    PRO FORMA(1)
                                                   ----------------
                                                    1996     1997       1997
OPERATING DATA:
Production:
  Oil (Mbbls).....................................     164      176        416
  Natural gas (Mmcf)..............................   3,404    6,583     29,006
  Natural gas equivalent (Mmcfe)..................   4,388    7,639     31,502
Average sales prices:
  Oil (per Bbl)................................... $ 21.27 $  20.18   $  18.00
  Natural gas (per Mcf)...........................    2.03     2.11       2.17
  Natural gas equivalent (per Mcfe)...............    2.37     2.28       2.24
Expenses (per Mcfe):
  Lease and operating expenses(5)................. $  0.85 $   0.73   $   0.44
  General and administrative......................    0.41     0.30       0.09
  Depreciation, depletion and amortization(6).....    0.64     0.72       0.94
                                                        AS OF DECEMBER 31,
                                                   -----------------------------
                                                      HISTORICAL    PRO FORMA(1)
                                                   ----------------
                                                    1996     1997       1997
PROVED RESERVE DATA: (7)(8)
Oil (Mbbls).......................................   1,158    3,585      4,401
Natural gas (Mmcf)................................  64,534  127,460    304,647
Total proved reserves (Mmcfe).....................  71,482  148,970    331,053
% Natural gas.....................................     90%      86%        92%
Proved developed reserves (Mmcfe).................  54,295  106,708    270,701
% Proved developed................................     76%      72%        82%
PV-10 (in thousands).............................. $67,087 $122,723   $298,760
Standardized Measure (in thousands)...............  49,083   94,102    249,265

                                                        (Footnotes on next page)

-------------------
(1) The pro forma statement of operations data, other financial data and operating data have been prepared as if the 1997 Acquisitions had been consummated on January 1, 1997. The pro forma data further reflect the Amoco Acquisition and the pro forma effects of the Recapitalization and the application of the estimated net proceeds therefrom as if such transactions had been consummated on January 1, 1997. The pro forma balance sheet data have been prepared as if the Amoco Acquisition, the Recapitalization and the application of the estimated net proceeds therefrom had been consummated on December 31, 1997. The Operating Data and the Proved Reserve Data on a pro forma basis are the same for both Gothic and the Company.
(2) See the Glossary included elsewhere in this Prospectus for the definition of EBITDA. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. Information concerning EBITDA has been included herein because EBITDA is a measure used by certain investors in determining Gothic's historical ability to service its indebtedness; however, this measure may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of Gothic's operating performance or liquidity.
(3) For the purpose of calculating the ratio of earnings to fixed charges, fixed charges for Gothic consist of interest expense, the amortization of debt discount and financing costs and Parent's preferred stock dividends, and for the Company does not include interest and amortization of debt discount on the Senior Secured Discount Notes or dividends on the Series B Preferred Stock. Earnings consist of income before extraordinary items and income taxes plus fixed charges. Gothic did not incur income tax expense for all periods presented due to losses or being able to utilize net operating loss carry forwards to offset income taxes and, accordingly, the preferred stock dividends were not adjusted for the imputed income taxes. Gothic's historical earnings were insufficient to cover fixed charges by $5.7 million and $3.9 million for the years ended December 31, 1996 and 1997, respectively. Pro forma earnings for Gothic and the Company were insufficient to cover fixed charges by $19.4 million and $2.9 million, respectively, for the year ended December 31, 1997.
(4) ACNTA means Adjusted Consolidated Net Tangible Assets as defined in the Indenture. See "Description of the Notes--Certain Definitions."
(5) Lease operating expense per Mcfe includes production taxes and is net of well operator overhead reimbursements billed to working interest owners which is recorded as well operations revenue.
(6) Represents depreciation, depletion and amortization of natural gas and oil properties only.
(7) Represents proved reserves based on estimates prepared by Lee Keeling & Associates, Inc. as of December 31, 1997. See "Business and Properties-- Natural Gas and Oil Reserves".
(8) Gothic believes that PV-10, while not determined in accordance with generally accepted accounting principles, is an important financial measure used by investors in independent oil and natural gas producing companies for evaluating the relative significance of oil and natural gas properties and acquisitions. PV-10 should not be construed as an alternative to the Standardized Measure, as determined in accordance with generally accepted accounting principles.

                           GOTHIC ENERGY CORPORATION
                         (THE PARENT AND SUBSIDIARIES)

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma financial data are derived from the historical consolidated financial statements of Gothic, set forth elsewhere in this Prospectus, and gives effect to the 1997 Acquisitions, the Amoco Acquisition, the Recapitalization and the application of the estimated net proceeds therefrom.

  UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR
                            ENDED DECEMBER 31, 1997
                   (In thousands, except per share amounts)

                                     HISTORICAL                                   PRO FORMA
                          --------------------------------- ----------------------------------------------------------
                                                                                    CHESAPEAKE TRANSACTION
                                                             AMOCO ACQUISITION           AND OFFERING          GOTHIC
                                                            ----------------------  -------------------------    AS
                                        1997                                                        COMPANY   FURTHER
                          GOTHIC   ACQUISITIONS(A) AMOCO(B) ADJUSTMENTS   COMBINED  ADJUSTMENTS   AS ADJUSTED ADJUSTED
Revenues:
 Natural gas and oil
  sales.................  $17,418      $3,380      $56,809    $   --      $77,607     $(7,136)(d)   $70,471   $ 70,471
 Gas system revenue.....    4,562         --           --      (4,562)(c)     --          --            --         --
 Well operations........    1,283         301          745                  2,329        (109)(d)     2,220      2,220
                          -------      ------      -------    -------     -------     -------       -------   --------
 Total revenues.........   23,263       3,681       57,554     (4,562)     79,936      (7,245)       72,691     72,691
                          -------      ------      -------    -------     -------     -------       -------   --------
Costs and expenses:
 Lease operating
  expense...............    6,860       1,019        9,424        --       17,303      (1,171)(d)    16,132     16,132
 Gas system expense.....    3,501         --           --      (3,501)(c)     --          --            --         --
 Depreciation, depletion
  and amortization......    5,791         --           --      25,994 (e)  31,785      (2,166)(f)    29,619     29,619
 General and
  administrative
  expense...............    2,318         --           --         600 (g)   2,918         --          2,918      2,918
                          -------      ------      -------    -------     -------     -------       -------   --------
 Operating income.......    4,793       2,662       48,130    (27,655)     27,930      (3,908)       24,022     24,022
                          -------      ------      -------    -------     -------     -------       -------   --------
Other income(expense):
 Interest and
  amortization of debt
  issue costs...........   (8,800)        --           --     (24,194)(h) (32,994)      5,708 (i)   (27,286)   (35,881)(j)
 Interest and other
  income................      330         --           --         --          330         --            330        330
                          -------      ------      -------    -------     -------     -------       -------   --------
 Net other
  income(expense).......   (8,470)        --           --     (24,194)    (32,664)     (5,708)      (26,956)   (35,551)
 Income (loss) before
  extraordinary item....   (3,677)      2,662       48,130    (51,849)     (4,734)      1,800        (2,934)   (11,529)
                          -------      ------      -------    -------     -------     -------       -------   --------
 Preferred dividends:
 Cash...................      264                                                                                  264
 Non cash...............      --                                                                                 6,000 (k)
 Amortization of
  discount..............      --                                                                                 1,622 (l)
                          -------                                                                             --------
 Income (loss) before
  extraordinary item
  available for common
  shares................  $(3,941)                                                                            $(19,415)
                          =======                                                                             ========
 Income (loss) before
  extraordinary item per
  common share..........  $ (0.28)                                                                            $  (1.18)
                          =======                                                                             ========
 Weighted average shares
  outstanding (both
  basic and diluted)....   14,019                                                                               16,458 (m)
                          =======                                                                             ========

    The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                         GOTHIC PRODUCTION CORPORATION
                                 (THE COMPANY)
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                        (In thousands, except par value)

                                                       PRO FORMA
                                            -----------------------------------
                                                        CHESAPEAKE
                                                        TRANSACTION
                                                            AND
                                             FORMATION   OFFERING         AS
                                            TRANSACTION ADJUSTMENTS    ADJUSTED
ASSETS
Current assets:
 Cash and cash equivalents................   $  6,199    $ 224,900 (1) $  6,852
                                                            57,600 (1)
                                                          (281,643)(1)
                                                            (1,000)(1)
                                                               796 (1)
 Natural gas and oil receivables..........      2,844          --         2,844
 Receivable from officers and employees...         82          --            82
 Other....................................      1,878       (1,800)(l)       78
                                             --------    ---------     --------
  Total current assets....................     11,003       (1,147)       9,856
                                             --------    ---------     --------
Property and equipment:
 Natural gas and oil properties on full
  cost method:
  Properties being amortized..............    334,104      (10,500)(2)  304,104
                                                           (20,000)(2)
                                                               500 (1)
   Unproved properties not subject to
    amortization..........................      2,103          --         2,103
 Equipment, furniture and fixtures........        558          --           558
 Accumulated depreciation, depletion and
  amortization............................     (9,229)         --        (9,229)
                                             --------    ---------     --------
 Property and equipment, net..............    327,536      (30,000)     297,536
Other assets, net.........................      7,407        9,600 (1)   14,032
                                                            (2,975)(1)
                                             --------    ---------     --------
   Total assets...........................   $345,946    $ (24,522)    $321,424
                                             ========    =========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued
  liabilities.............................   $  7,834    $     --      $  7,834
 Current portion of long-term debt........     78,500      (78,500)(1)      --
                                             --------    ---------     --------
   Total current liabilities..............     86,334      (78,500)       7,834
Long-term debt:
 12 1/4% Senior Notes, net................     93,954      (93,954)(1)      --
 Senior Secured Notes.....................        --       235,000 (1)  235,000
 Existing Credit Facility.................    131,934     (103,143)(1)      --
                                                            (8,791)(3)
                                                           (20,000)(2)
                                             --------    ---------     --------
   Total long-term debt, net..............    225,888        9,112      235,000
Gas imbalance liability...................      6,639          --         6,639
Stockholders' equity:
 Common stock, par value $1.00,
  authorized, issued and outstanding 100
  shares..................................        --           --           --
 Additional paid in capital...............     27,085       57,600 (3)   82,976
                                                             8,791 (3)
                                                           (10,500)(2)
 Accumulated deficit......................        --        (6,250)(1)  (11,025)
                                                            (4,775)(1)
                                             --------    ---------     --------
   Total stockholders' equity.............     27,085       44,866       71,951
                                             --------    ---------     --------
   Total liabilities and stockholders'
    equity................................   $345,946    $ (24,522)    $321,424
                                             ========    =========     ========

          The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                           GOTHIC ENERGY CORPORATION
                         (THE PARENT AND SUBSIDIARIES)

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                        (In thousands, except par value)

                                                                 PRO FORMA
                                                   --------------------------------------
                         HISTORICAL    AMOCO                                      AS
                           GOTHIC   ACQUISITION    COMBINED  RECAPITALIZATION  ADJUSTED
ASSETS
Current assets:
 Cash and cash
  equivalents...........  $ 16,722   $  20,900 (4) $  6,199     $  224,900 (1) $  6,852
                                        (6,850)(5)                  57,600 (1)
                                       187,909 (6)                (281,643)(1)
                                      (212,482)(7)                  10,500 (2)
                                                                    37,000 (9)
                                                                   (47,500)(9)
                                                                    (1,000)(1)
                                                                       796 (1)
 Available-for-sale
  investments...........       406         --           406            --           406
 Natural gas and oil
  receivables...........     3,200        (356)(8)    2,844            --         2,844
 Receivable from
  officers and
  employees.............        82         --            82            --            82
 Other..................        78       1,800 (6)    1,878         (1,800)(1)       78
                          --------   ---------     --------     ----------     --------
   Total current
    assets..............    20,488      (9,079)      11,409         (1,147)      10,262
                          --------   ---------     --------     ----------     --------
Property and equipment:
 Natural gas and oil
  properties on full
  cost method:
  Properties being
   amortized............    94,168     239,936 (7)  334,104        (10,500)(2)  304,104
                                                                   (20,000)(2)
                                                                       500 (1)
  Unproved properties
   not subject to
   amortization.........     2,103         --         2,103            --         2,103
 Deposit for natural gas
  and oil property
  acquisition...........    23,750     (23,750)(7)      --             --           --
 Gas gathering and
  processing system.....     5,404         467 (7)      --             --           --
                                        (5,404)(8)
                                          (467)(8)
 Equipment, furniture
  and fixtures..........       558         --           558            --           558
 Accumulated
  depreciation,
  depletion and
  amortization..........    (9,456)        227 (8)   (9,229)           --        (9,229)
                          --------   ---------     --------     ----------     --------
 Property and equipment,
  net...................   116,527     211,009      327,536        (30,000)     297,536
Other assets, net.......     1,360       2,975 (6)    7,407         12,000 (1)   16,432
                                         3,072 (7)                  (2,975)(1)
Note receivable from
 officer and director...       167         --           167            --           167
                          --------   ---------     --------     ----------     --------
   Total assets.........  $138,542   $ 207,977     $346,519     $  (22,122)    $324,397
                          ========   =========     ========     ==========     ========

                                                                     (continued)

                           GOTHIC ENERGY CORPORATION
                           (PARENT AND SUBSIDIARIES)

       UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--(CONTINUED)
                            AS OF DECEMBER 31, 1997
                        (In thousands, except par value)

                                                                  PRO FORMA
                                                    --------------------------------------
                         HISTORICAL    AMOCO                                       AS
                           GOTHIC   ACQUISITION     COMBINED  RECAPITALIZATION  ADJUSTED
LIABILITIES AND STOCKHOLDERS'
 EQUITY
 Current liabilities:
 Accounts payable and
  accrued liabilities...  $  7,834   $    --        $  7,834     $     --       $  7,834
 Current portion of
  long-term debt........       --      82,000 (6)     78,500       (78,500)(1)       --
                                       (3,500)(8)
                          --------   --------       --------     ---------      --------
 Total current
  liabilities...........     7,834     78,500         86,334       (78,500)        7,834
 Long-term debt:
 12 1/4% Senior Notes,
  net...................    93,954        --          93,954       (93,954)(1)       --
 Senior Secured Notes...       --         --             --        235,000 (1)   235,000
 Senior Secured Discount
  Notes.................       --         --             --         60,000 (1)    60,000
 Existing Credit
  Facility..............    23,750    110,684 (6)    131,934      (103,143)(1)       --
                                       (2,500)(8)                   (8,791)(9)
                                                                   (20,000)(2)
                          --------   --------       --------     ---------      --------
 Total long-term debt,
  net...................   117,704    108,184        225,888        69,112       295,000
 Gas imbalance
  liability.............       551      6,088 (7)      6,639           --          6,639
 Series A redeemable
  preferred stock, par
  value $.05, 37,000
  shares................       --      20,900 (4)     33,909       (33,909)(9)       --
                                       13,950 (5)
                                         (941)(10)
 Stockholders' equity:
 Series B preferred
  stock, par value
  $0.05, authorized
  500,000 shares; issued
  and outstanding -0-
  and 50,000 shares.....       --         --             --         37,000 (9)    37,000
 Less: Unamortized
  discount..............       --         --             --         (5,717)(9)    (5,717)
 Common stock, par value
  $.01, authorized
  100,000,000 shares;
  issued and outstanding
  16,261,640 shares.....       162        --             162           --            162
 Additional paid in
  capital...............    36,043      1,155 (7)     38,139         5,717 (9)    43,856
                                          941 (10)
 Stockholder note
  receivable............      (169)       --            (169)          --           (169)
 Accumulated deficit....   (23,462)   (20,800)(5)    (44,262)       (6,250)(1)   (60,087)
                                                                    (4,800)(9)
                                                                    (4,775)(1)
 Unrealized loss on
  available-for-sale
  investments...........      (121)       --            (121)          --           (121)
                          --------   --------       --------     ---------      --------
 Total stockholders'
  equity................    12,453    (18,704)        (6,251)       21,175        14,924
                          --------   --------       --------     ---------      --------
 Total liabilities and
  stockholders' equity..  $138,542   $207,977       $346,519     $ (22,122)     $324,397
                          ========   ========       ========     =========      ========

The accompanying notes are an integral part of the unaudited pro forma combined condensed financial statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                        CONDENSED FINANCIAL STATEMENTS

NOTE 1--THE PROPERTIES

  On January 23, 1998, Gothic purchased from Amoco, with an effective date of December 1, 1997, various working interests in a total of 821 natural gas and oil producing properties located in the Anadarko and Arkoma basins of Oklahoma. Gothic operates 291 of the properties. The purchase price for the properties acquired was $237.5 million in cash, including post-closing adjustments, plus five-year warrants to purchase 1.5 million shares of Parent's Common Stock at a per share exercise price of $3.00. The estimated fair value of the warrants at the date of acquisition was approximately $1.2 million. In addition, Gothic transferred certain properties to Amoco valued at approximately $1.8 million.

NOTE 2--FINANCING

  The $237.5 million purchase price for the Amoco Acquisition, together with loan and consent fees totaling $27.7 million, was financed as follows: (i) $216.4 million of borrowings under the Existing Credit Facility, which included $156.4 million under the three-year Revolving Loan and the $60.0 million Bridge Loan, (ii) $37.0 million in proceeds from an offering of Parent's Series A Preferred Stock and (iii) $11.8 million from Gothic's working capital.

  Gothic incurred $4.8 million in financing costs associated with the Existing Credit Facility, fees of $5.8 million paid in cash and $15.0 million paid in Series A Preferred Stock and warrants for amendments to the terms of Gothic's 12 1/4% Senior Notes which were issued in September 1997 and $2.1 million in offering costs associated with the sale of 37,000 shares of Series A Preferred Stock.

NOTE 3--RECAPITALIZATION PLAN

  Parent issued 50,000 shares of Series B Preferred Stock with a liquidation value of $50.0 million, and used the net proceeds of $37.0 million to redeem the Series A Preferred Stock and to repay debt. Concurrently, the Company issued $235.0 million of Notes and the Parent realized proceeds of approximately $60.0 million from the sale of Senior Secured Discount Notes which were used to repay the remainder of the Bridge Loan, redeem the existing 12 1/4% Senior Notes and repay the outstanding debt under the Revolving Loan. Gothic also incurred offering costs of approximately $15.0 million related to the Recapitalization. Gothic also sold a 50% interest in certain producing and undeveloped properties for aggregate proceeds of $30.5 million.

NOTE 4--BASIS OF PRESENTATION

  The "Formation Transaction" represents the formation of the Company and the contribution of substantially all of the net assets of Parent to the Company, as if this transaction had occurred on December 31, 1997.

  The accompanying unaudited pro forma combined condensed statements of operations and the balance sheet are presented to reflect the consummation of 1997 Acquisitions, the Amoco Acquisition and the Recapitalization, as if these transactions had occurred at January 1, 1997 for purposes of the statement of operations and as of December 31, 1997 for purposes of the balance sheet, and may not be indicative of the results that would have occurred if the transactions had been effective on the dates indicated or of the results that may be obtained in the future. The accompanying unaudited pro forma combined condensed statement of operations and balance sheet should be read in conjunction with the historical consolidated financial statements and notes to consolidated financial statements of Gothic for the year ended December 31, 1997.

NOTE 5--PRO FORMA ADJUSTMENTS

  The accompanying unaudited pro forma combined condensed statement of operations includes the following adjustments:

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

    (a) Reflects the historical revenues and lease operating expenses of the properties acquired during 1997 for the allocable portion of 1997 not included in Gothic's historical 1997 financial statements. The 1997 Acquisitions' allocable results include properties acquired from Fina Oil and Chemical Company for three months, properties acquired from Kerr-McGee Corporation for seven months, and the properties acquired from HS Resources, Inc. for eight months. The 1997 Acquisitions also reflect a deduction for revenues and lease operating expenses associated with certain properties sold in November 1997.

    (b) Reflects the historical revenues and lease operating expenses during 1997 of the properties acquired in the Amoco Acquisition, net of the historical revenues and lease opening expenses related to the properties transferred to Amoco and the results of operations of the Amoco gas gathering systems which were concurrently sold.

    (c) Reflects the elimination of the results of operations of the Sycamore System which was sold concurrently with the Amoco Acquisition.

    (d) Reflects the elimination of historical revenues and lease operating expenses associated with properties sold to Chesapeake for approximately $20.0 million.

    (e) Depreciation, depletion and amortization ("DD&A") was calculated using a DD&A rate based on production for 1997, and estimated reserves at the beginning of 1997, under the full cost method of accounting for natural gas and oil properties, after giving effect to the Amoco Acquisition.

    (f) Adjustment to DD&A to reflect the recalculated DD&A under the full cost method of accounting, after giving effect to the Chesapeake Transaction.

    (g) Reflects estimated additional general and administrative costs associated with operating the assets acquired in the Amoco Acquisition.

    (h) Adjustment to interest expense to reflect the debt incurred associated with the expanded credit facility used to finance the Amoco Acquisition and amortization of debt issuance costs in connection therewith.

    (i) Adjustment to interest expense to reflect the repayment of the 12 1/4% Senior Notes and the Existing Credit Facility, and the new debt incurred of $235.0 million in the Offering at an assumed rate of 11%.

    (j) Adjustment to interest expense to reflect the additional debt incurred related to the $60.0 million in Senior Secured Discount Notes under the Recapitalization, at an assumed imputed interest rate of 14%.

    (k) Reflects the dividends associated with 50,000 shares of Series B Preferred Stock.

    (l) Adjustment to show effect of amortization of the excess of the redemption amount over the carrying value associated with the Series B Preferred Stock.

    (m) Reflects the issuance to Chesapeake of warrants to purchase 2,439,246 shares of the Parent's common stock for $.01 per share.

  The pro forma statement of operations for the year ended December 31, 1997 does not reflect an estimated extraordinary loss of $26.2 million related to the redemption of the 12 1/4% Senior Notes.

  The accompanying unaudited pro forma combined balance sheets include the following adjustments:

    (1) Reflects receipt of the net proceeds from the issuance of the Notes and the Senior Secured Discount Notes and application of the proceeds to reduce outstanding debt, as well as adjustments to record associated loan costs and to write off existing debt discount and loan costs.

    (2) Adjustment to reflect the sale of certain natural gas and oil properties to Chesapeake for $20.0 million and an undivided 50% interest in certain of the Company's undeveloped natural gas and oil properties for $10.5 million.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED FINANCIAL STATEMENTS--(CONTINUED)


    (3) Reflects contributions by the Parent to the Company associated with the $60.0 million in Senior Secured Discount Notes and excess proceeds from the Series B Preferred Stock.

    (4) Reflects the net proceeds of $20.9 million related to 22,000 shares of the Parent's Series A Preferred Stock issued in January 1998 for $1,000 per share, net of offering costs of $1.1 million.

    (5) Reflects the payment of cash and issuance of 15,000 shares of Series A Preferred Stock for consent fees related to the 12 1/4% Senior Notes and placement fees related to 15,000 shares of Series A Preferred Stock.

    (6) Reflects the borrowings under the Existing Credit Facility of $132.7 million, the Bridge Loan of $60.0 million and the application of the proceeds to cash for $187.9 million and loan fees of $4.7 million.

    (7) Adjustment to reflect the Amoco Acquisition for $239.9 million, including estimated post closing adjustments, and the estimated fair value of $1.2 million for a warrant issued to Amoco to purchase 1.5 million shares of Parent's common stock and adjustments to the purchase price for gas balancing adjustments.

    (8) Reflects the sale of the Sycamore System and gas gathering systems acquired from Amoco and application of the proceeds to reduce debt.

    (9) Reflects receipt of the net proceeds from the issuance of the Series B Preferred Stock and the application of the proceeds therefrom to redeem the Series A Preferred Stock and reduce outstanding debt.

    (10) Reflects the issuance of warrants to purchase 1,175,778 shares of the Parent's Common Stock in connection with the sale of the Series A Preferred Stock.

  Based on market prices for natural gas and oil in March 1998 and the anticipated terms of the Recapitalization, the Company would, as of the end of the quarter following the completion of the Recapitalization, reflect a full cost write down in the amount of approximately $33.0 million. Based on the June 1998 futures prices for natural gas (adjusted for the basis differential) and oil, the Company would not incur a full cost write down. Based on rules promulgated by the Commission, Gothic evaluates impairment of its natural gas and oil properties, based on prevailing prices as of the end of each quarter, and accordingly, the actual amount of impairment, if any, will not be determinable until the end of the quarter ending June 30, 1998. The possible full cost write down has not been included in the accompanying pro forma financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion relates to the operating history of Gothic. The Company was organized in March 1998 for the purpose of facilitating the Recapitalization and no historical financial results are available for the Company. As part of the Recapitalization, the Company succeeded to the natural gas and oil operations of Gothic.

GENERAL

  Gothic's results of operations have been significantly affected by its acquisition of producing natural gas and oil properties over the last two years. During 1997, Gothic completed seven acquisitions (the "1997 Acquisitions") of producing natural gas and oil properties for an aggregate purchase price of approximately $52.8 million. These acquisitions included an aggregate of approximately 102.2 Bcfe. During 1996, Gothic completed four acquisitions (the "1996 Acquisitions") of producing natural gas and oil properties for an aggregate purchase price of approximately $34.4 million. These acquisitions included an aggregate of approximately 44.8 Bcfe.

  The 1996 Acquisitions and 1997 Acquisitions were financed primarily through the sale of equity securities in January 1996, borrowings under Gothic's pre-existing credit facility throughout 1996 and 1997 and the sale of Gothic's 12 1/4% Senior Notes in September 1997.

  The following table reflects certain summary operating data for the periods presented:

                                             YEARS ENDED DECEMBER 31,
RESULTS OF OPERATIONS               -------------------------------------------
                                        1995           1996           1997
                                    (IN THOUSANDS, UNLESS OTHERWISE INDICATED)
NET PRODUCTION:
  Oil (Mbbls)......................            74            164            176
  Natural gas (Mmcf)...............           434          3,404          6,583
  Natural gas equivalent (Mmcfe)...           878          4,388          7,639
NATURAL GAS AND OIL SALES:
  Oil.............................. $       1,283 $        3,488 $        3,551
  Natural gas......................           611          6,897         13,867
                                    ------------- -------------- --------------
  Total............................ $       1,894 $       10,385 $       17,418
                                    ============= ============== ==============
AVERAGE SALES PRICE:
  Oil (per Bbl).................... $       17.34 $        21.27 $        20.18
  Natural gas (per Mcf)............          1.41           2.03           2.11
  Natural gas equivalent (per
   Mcfe)...........................          2.16           2.37           2.28
EXPENSES (PER MCFE):
  Lease and operating(1)........... $        1.29 $         0.85 $         0.73
  General and administrative.......          1.15           0.41           0.30
  Depreciation, depletion and
   amortization(2).................          0.85           0.64           0.72

---------------------
(1) Includes lease operating costs and production taxes and is net of well operator overhead reimbursement billed to working interest owners which is recorded as well operations revenue.
(2) Represents depreciation, depletion and amortization of oil and natural gas properties only.

 YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

  Revenues were $23.3 million for the year ended December 31, 1997, as compared to $11.4 million for the year ended December 31, 1996. This represents a 104% increase in total revenue for the period. Natural gas and oil sales for the year ended December 31, 1997 increased $7.0 million (67%) to $17.4 million, with $3.6 million from oil sales and $13.9 million from natural gas sales, as compared to natural gas and oil sales of $10.4 million for the year ended December 31, 1996, with $3.5 million from oil sales and $6.9 million from natural gas sales. The increase in natural gas and oil sales was primarily the result of a 93% increase in natural gas production and a 7% increase in oil production from 1997 compared to 1996. The increase in volumes of oil and gas sold resulted primarily from the 1997 Acquisitions. Oil sales in 1997 were based on the sale of 176,000 barrels at an average price of $20.18 per barrel as compared to 164,000 barrels at an average price of $21.27 per barrel in 1996. Natural gas sales in 1997 were based on the sale of 6,583,000 mcf at an average price of $2.11 per mcf compared to 3,404,000 mcf at an average price of $2.03 per mcf in 1996. Also included in Gothic's revenue total for the year ended December 31, 1997 is $4.6 million related to the sale of natural gas and related products from Gothic's interest in the Sycamore System, an Oklahoma gathering system, processing plant and storage facility acquired effective January 1, 1997.

  Gothic incurred lease operating expenses for the year ended December 31, 1997 of $6.9 million compared with lease operating expenses of $4.8 million for the year ended December 31, 1996. Lease operating expenses include approximately $1.3 million and $567,000 in production taxes which Gothic incurred from its share of production in 1997 and 1996, respectively. This increase in lease operating expenses is primarily due to the 74% increase in natural gas and oil production (on an Mcfe basis) resulting primarily from the 1997 Acquisitions. Lease operating expenses as a percentage of natural gas and oil sales were 40% in 1997 as compared to 46% in 1996. Gothic also incurred $3.5 million in operating costs associated with the Sycamore System during the year ended December 31, 1997.

  Subsequent to December 31, 1997, the Company sold its interest in the Sycamore System, as well as certain other gas gathering assets, for $6.0 million in cash.

  Depreciation, depletion and amortization expense was $5.8 million for the year ended December 31, 1997 as compared to $2.9 million for the prior year. The increase resulted primarily from the increased production associated with the 1997 Acquisitions.

  General and administrative costs were $2.3 million for the year ended December 31, 1997, as compared to $1.8 million for the year ended December 31, 1996. This increase was primarily the result of additional personnel and other costs related to the 1997 Acquisitions and the administrative costs incurred in operating the wells acquired in the 1997 Acquisitions. Gothic added five employees as a direct result of the 1997 Acquisitions at an approximate cost of $202,000. Although general and administrative costs increased $536,000 during 1997, the costs per Mcfe decreased from $0.41 in 1996 to $0.30 in 1997.

  During the first quarter of 1996, Gothic recorded a $5.0 million pre-tax provision for impairment of oil and gas properties, primarily related to properties acquired in the Buttonwood Acquisition. Such provision resulted from a full cost ceiling write-down and was reflected in the balance sheet as a reduction of the cost of natural gas and oil properties. As a result of the $5.0 million impairment provision and the aggregate $2.9 million of deposits written off, Gothic recorded a tax benefit of $3.0 million which offset the deferred tax liability related to the acquired Buttonwood oil and gas properties. Gothic also recorded an extraordinary loss of $1.4 million on the early extinguishment of debt during the quarter ended March 31, 1996, associated with the repayment of the Stratum loan.

  Interest and debt issuance costs were $8.8 million for the year ended December 31, 1997 as compared to $1.5 million for 1996. This increase was primarily due to amending and restating Gothic's Credit Facility with Bank One in February 1997 and again in September 1997, and the completion in September 1997 of the sale of the 12 1/4% Senior Notes.

  Gothic also earned $330,000 in interest and other income during the year ended December 31, 1997 compared to $68,000 in 1996. The 1997 amount includes $268,000 of interest income related to the invested unexpended proceeds from the sale of the 12 1/4% Senior Notes in September.

  Gothic recorded an extraordinary loss on the early extinguishment of debt in the amount of $907,000 during the quarter ended September 30, 1997 related to repayment of its pre-existing credit facility prior to the stated maturity. Gothic also recorded an extraordinary loss of $1.4 million on the early extinguishment of debt during the quarter ended March 31, 1996.

  During the year ended December 31, 1997, Gothic spent $6.1 million on capital enhancements and $83.4 million on acquiring additional producing properties, as compared to $1.2 million and $35.0 million spent on capital enhancements and property acquisitions, respectively, during 1996. The increase in 1997 was primarily due to the 1997 Acquisitions.

  Gothic also recognized $264,000 in preferred dividends on its 7 1/2% Cumulative Convertible Preferred Stock during the year ended December 31, 1997, compared to the recognition of $381,000 in preferred dividends and $791,000 in amortization of preferred discount in 1996. Because the initial conversion price of Gothic's outstanding 7 1/2% Cumulative Convertible Preferred Stock was at a discount of 12 1/2% less than the $2.00 market price for Gothic's Common Stock on January 30, 1996, the date of issuance, Gothic computed an imputed dividend of $791,000 on the shares of preferred stock. The discount was treated as an imputed dividend for the period ending December 31, 1996 and, accordingly, affects income (loss) available for holders of common shares. All of the shares of 7 1/2% Cumulative Convertible Preferred Stock were converted into Common Stock prior to December 31, 1997.

  The profitability and revenues of Gothic are dependent, to a significant extent, upon prevailing spot market prices for natural gas and oil. In the past, natural gas and oil prices and markets have been volatile. Prices are subject to wide fluctuations in response to changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond the control of Gothic. Such factors include supply and demand, political conditions, weather conditions, government regulations, the price and availability of alternative fuels and overall economic conditions. Natural gas prices have fluctuated significantly over the past twelve months.

  Gothic uses the sales method for recording natural gas sales. Gothic's oil and condensate production is sold, title passed, and revenue recognized at or near its wells under short-term purchase contracts at prevailing prices in accordance with arrangements which are customary in the oil industry. Sales of gas applicable to Gothic's interest in producing natural gas wells are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts covering its interest in gas reserves. During such times as Gothic's sales of gas exceed its pro rata ownership in a well, such sales are recorded as revenues unless total sales from the well have exceeded Gothic's shares of estimated total gas reserves underlying the property at which time such excess is recorded as a gas balancing liability. Such imbalances are incurred from time to time in the ordinary course of business in the operation of gas wells as a consequence of operational factors. See
Note 1 to Notes to Consolidated Financial Statements.

  At December 31, 1997, Gothic had a gas balancing asset of $759,000 and a gas balancing liability of $551,000. The balances that existed at December 31, 1997, except for possible immaterial amounts, were not the result of producing operations conducted by Gothic, but were the results of asset acquisitions. It is not Gothic's policy to operate wells in such a manner that imbalances are created. Gothic expects that the imbalances that existed at December 31, 1997 will be settled upon abandonment of the wells or will be reflected in the price if the respective well interest is sold prior to then.

LIQUIDITY AND CAPITAL RESOURCES

 GENERAL

  Since 1994, Gothic's principal sources of cash have been bank borrowings, the sale of equity and debt securities and cash flow from operations. The following summary table reflects comparative cash flows for Gothic for the years ended December 31, 1996 and 1997:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1996        1997
                                                            (IN THOUSANDS)
   Net cash provided by operating activities........... $     2,596 $     7,069
   Net cash used in investing activities...............      32,791      86,168
   Net cash provided by financing activities...........      30,244      95,614

  Net cash provided by operations increased to $7.1 million for the year ended December 31, 1997 as compared to net cash provided of $2.6 million for the same period in 1996. The improved operating cash flows for the year ended December 31, 1997 relate primarily to the significant increase in income from operations before non-cash charges resulting from the 1997 Acquisitions and the 1996 Acquisitions.

  Gothic used $86.2 million of net cash in investing activities for the year ended December 31, 1997 compared to net cash used of $32.8 million for the same period in 1996. This increase was primarily due to the 1997 Acquisitions for an aggregate of $52.8 million, the Sycamore System acquisition for $5.0 million, the deposit under the Amoco Acquisition agreement of $23.7 million and property enhancements of $6.1 million. These uses were offset by proceeds of $4.3 million received from the sale of property and equipment during 1997.

  Net cash provided by financing activities for the year ended December 31, 1997 was $95.6 million compared to $30.2 million provided in 1996. The 1997 amount includes proceeds from short and long-term debt related to the 1997 Acquisitions, payments of short and long term debt, and the payment of $2.0 million in loan fees.

OUTSTANDING INDEBTEDNESS AND OTHER SECURITIES

  Existing Credit Facility. On January 23, 1998, Gothic entered into a Second Restated Loan Agreement (the "Existing Credit Facility") with Bank One, Texas, N.A. ("Bank One"), as principal and as agent for a syndicate of lenders, which agreement replaced Gothic's credit facility entered into in January 1996. The Existing Credit Facility consists of a revolving loan with a lending commitment of $160.0 million, subject to a monthly commitment reduction of $2.0 million commencing February 1, 1998 (the "Revolving Loan"), and a bridge loan with a lending commitment of $60.0 million (the "Bridge Loan"). The initial borrowing base under the Revolving Loan is $160.0 million. Proceeds under the Revolving Loan were used to finance a portion of the purchase price for the Amoco Acquisition and are available for the acquisition and development of natural gas and oil properties, obtaining letters of credit and for general corporate purposes. The Revolving Loan matures on December 31, 2000. Borrowings under the Bridge Loan were used to finance a portion of the purchase price for the Amoco Acquisition. The Bridge Loan is due and payable on June 30, 1998 and is subject to prepayment out of Gothic's excess cash flow, as defined.

  Interest on borrowings under the Existing Credit Facility is payable monthly calculated at the Bank One Base Rate, as determined from time to time by Bank One, provided, however, so long as the Bridge Loan is outstanding interest on the Revolving Loan is at the Base Rate plus 0.5% and interest on the Bridge Loan is at the Base Rate plus 1.0% through March 31, 1998 and at the Base Rate plus 2.0% thereafter. Gothic may elect to calculate interest under a London Interbank Offered Rate ("LIBOR") plus 1.5%, if less than 50% of the borrowing base is utilized, up to plus 2% if more than 75% of the borrowing base is utilized, provided, however, so long as the Bridge Loan is outstanding the LIBOR rate is plus 3.0%. The interest rate under the Existing Credit Facility is subject to increases of up to 2.0% in the event Gothic fails to fulfill timely certain agreements relating to obtaining additional capital. Pursuant to the foregoing, the interest rate increased 1% on February 28, 1998 and is subject to a further 1% increase on March 31, 1998. Gothic is required to pay a fee on the unused portion of the lending commitment equal to 1/2% per annum.

  Under the Existing Credit Facility, the lenders hold liens on substantially all of Gothic's natural gas and oil properties, whether currently owned or hereafter acquired, including the properties acquired in the Amoco Acquisition. The Existing Credit Facility requires, among other things, semi-annual engineering reports covering oil and natural gas reserves on the basis of which semi-annual and other redeterminations of the borrowing base and monthly commitment reduction will be made. The Existing Credit Facility also includes various affirmative and negative covenants, including, among others,
(i) prohibitions against additional indebtedness unless approved by the lenders, subject to certain exceptions, (ii) prohibitions against the creation of liens on the assets of Gothic, subject to certain exceptions, (iii) prohibitions against cash dividends, (iv) maintaining certain hedging positions and interest rate protection agreements satisfactory to Bank One, (v) prohibitions on asset sales, subject to certain exceptions, (vi) restrictions on mergers or consolidations, (vii) a requirement to maintain a ratio of current assets to current liabilities of 1.0 to 1.0, (viii) a requirement to maintain on a quarterly basis a minimum tangible net worth of at least (a) $45 million as of January 23, 1998, and (b) $75 million as of March 31, 1998, plus 50% of net income, if positive, before extraordinary gains but after extraordinary losses, for the period commencing April 1, 1998, plus 100% of the net proceeds from the issuance of common or preferred stock, (ix) a minimum interest coverage ratio of not less than 1.5 to 1.0 as of the end of each quarter for the preceding four quarters beginning with the quarter ended September 30, 1997 and increasing to 2.0 to 1.0 as of the end of each quarter for the preceding four quarters beginning with the quarter ended September 30, 1998, (x) issuance of common stock with proceeds of $65.0 million by March 31, 1998, and (xi) the escrow of interest payments due on Gothic's outstanding 12 1/4% Senior Notes due 2004. Events of default include the non-payment of principal, interest or fees, a default under other outstanding indebtedness of Gothic, a breach of Gothic's representations and warranties contained in the loan agreement, material judgments, bankruptcy or insolvency, a default under certain covenants not cured within a grace period, and a change in the management or control of Gothic.

  The amount of borrowings available to Gothic under the Existing Credit Facility depend upon the redetermination of Gothic's borrowing base by the lenders, subject to the limits imposed by the lending commitment. The borrowing base is subject to periodic redetermination, at the discretion of the lenders, based on a review of Company reserve and other information with the initial scheduled review to occur on April 1, 1998. A reduction in the borrowing base could require Gothic to repay outstanding indebtedness under the Revolving Loan in excess of the redetermined borrowing base, and would limit available borrowings thereunder.

  On March 30, 1998, the Existing Credit Facility was amended to provide, among other things, that Gothic is required by April 30, 1998 to issue new equity with proceeds of $50.0 million and $225.0 million of senior notes to replace the 12 1/4% Senior Notes, to escrow on or before May 1, 1998 one-third of the next semi-annual interest payment on the 12 1/4% Senior Notes and on the first day of each month thereafter one-sixth of the next semi-annual interest payment on the 12 1/4% Senior Notes, and to have a tangible net worth of $60.0 million as of April 30, 1998.

  12 1/4% Senior Notes due 2004. On September 9, 1997, Gothic completed the sale of 100,000 units consisting of an aggregate of $100 million principal amount of 12 1/4% Senior Notes due 2004 ("12 1/4% Senior Notes") and warrants to purchase an aggregate of 1.4 million shares of Common Stock of Gothic at purchase price of $3.00 per share. The proceeds to Gothic from the sale of the units were approximately $95.7 million, net of offering costs of $4.3 million, and were used to complete the acquisition of natural gas and oil properties from HS for $27.5 million, repay the Existing Credit Facility balances of $47.4 million, repay other indebtedness and accrued interest of $4.7 million and apply approximately $16.0 million to working capital. The estimated fair value of the 1.4 million warrants issued in connection with the offering was $1.2 million. Such amount has been treated as an original issue discount and together with the offering costs is being amortized over the life of the 12 1/4% Senior Notes using the effective interest method.

  The 12 1/4% Senior Notes bear interest at an annual rate of 12 1/4%, payable semiannually in arrears on March 1 and September 1 of each year. The 12 1/4% Senior Notes are senior, unsecured obligations of Gothic, ranking pari passu with all existing and future unsecured senior indebtedness of Gothic, and senior in right of payment to all future subordinated indebtedness of Gothic. Subject to certain limitations set forth in the indenture covering the 12 1/4% Senior Notes (the "Senior Note Indenture"), Gothic and its subsidiaries may incur additional senior indebtedness and other indebtedness.

  The Senior Note Indenture contains certain affirmative and negative covenants which, among other things, limit Gothic and its Restricted Subsidiaries, as defined, with respect to the following: (i) asset sales; (ii) restricted payments, including cash dividends; (iii) the incurrence of additional indebtedness and the issuance of certain redeemable preferred stock; (iv) liens; (v) sale and leaseback transactions; (vi) lines of business; (vii) dividend and other payment restrictions affecting subsidiaries; (viii) mergers and consolidations; and (ix) transactions with affiliates.

  In addition, the 12 1/4% Senior Notes are redeemable at the option of Gothic at any time prior to March 31, 1998 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest thereon, and thereafter through April 30, 1998, when such redemption right expires, at a redemption price of 101% of the principal amount, plus accrued and unpaid interest thereon. Gothic intends to exercise this right of redemption in connection with the Recapitalization.

  The 12 1/4% Senior Notes are unconditionally guaranteed (the "Guarantee") by the two subsidiaries of Gothic, Gothic Energy of Texas, Inc. and Gothic Gas Corporation ("Guarantors"). The Guarantee is a general unsecured senior obligation of the Guarantors, ranking pari passu with all existing and future subordinated indebtedness of the Guarantors. The Senior Note Indenture provides that all existing and future Restricted Subsidiaries shall enter into the Guarantee.

  In connection with obtaining consents to an amendment of Gothic's outstanding 12 1/4% Senior Notes in connection with obtaining the financing to complete the Amoco Acquisition, Gothic agreed to raise a total of at least $45.0 million in equity by February 28, 1998 and at least $100.0 million from the sale of senior subordinated notes by March 31, 1998. As Gothic has failed to comply with either of these agreements, until such conditions are met, the interest rate on the 12 1/4% Senior Notes will increase by 1% until the additional equity is raised and also by 1% until the senior subordinated notes are sold; provided, that if the senior subordinated notes are not issued by June 30, 1998, the interest rate on the 12 1/4% Senior Notes will increase by 2% until such senior subordinated notes are issued. By reason of the foregoing, the interest rate increased by 2%.

  The 12 1/4% Senior Notes were redeemed on April 27, 1998.

  Series A Preferred Stock and Warrants. On January 23, 1998, Gothic issued an aggregate of 37,000 shares of Series A Preferred Stock with each share having a liquidation preference of $1,000. Gothic has the right to redeem the Series A Preferred Stock at any time upon payment in cash of 101% of the liquidation preference, inclusive of accrued but unpaid dividends, and the shares are mandatorily redeemable on December 31, 2004. The shares of Series A Preferred Stock entitle the holders to receive cumulative dividends payable in additional shares of Series A Preferred Stock at a rate per annum initially of 14% of the liquidation preference of the Series A Preferred Stock increasing on April 1, 1998 and each 90-day period thereafter that the Series A Preferred Stock remains outstanding by 1%, but not to exceed a maximum dividend per annum of 20%, excluding any other adjustments to the dividend rate. The Series A Preferred Stock ranks senior to all classes of Gothic's Common Stock and preferred stock outstanding or hereafter issued. The holders of the shares of Series A Preferred Stock have no voting rights except (i) as required by Oklahoma law, or (ii) in the event the shares of Series A Preferred Stock are then outstanding and so long as such shares remain outstanding, commencing on September 30, 1998 the holders are entitled to elect two members of Gothic's Board of Directors, on December 31, 1998 the holders are entitled to elect three members of Gothic's Board of Directors, and on March 31, 1999 the holders are entitled to elect four members of Gothic's Board of Directors. Such directors, if elected, will serve until the shares are redeemed. The dividend rate on the Series A Preferred Stock is subject to increase under certain circumstances in the event Gothic fails to comply with certain covenants relating to the registration under the Securities Act of 1933, as amended, of shares of Series A Preferred Stock to be offered in exchange for the outstanding shares of Series A Preferred Stock, a change in control of Gothic, or the failure of Gothic to redeem the shares from the proceeds of certain offerings of its securities. The issuance of the shares provided a portion of the cash paid as consideration in the Amoco Acquisition and were applied to payment of a fee in connection with an amendment obtained from the holders of certain terms of Gothic's outstanding 12 1/4% Senior Notes thereby permitting the Amoco Acquisition.

  Concurrently with the sale of the Series A Preferred Stock, Gothic issued warrants expiring five years from the date of issuance to purchase an aggregate of 1,175,778 shares of Common Stock exercisable at the lesser of $2.75 per share or the average of the daily closing bid prices commencing five days and ending one day before the date of exercise. The exercise price and number of shares issuable is subject to adjustment under certain circumstances and the holders have certain rights to have the shares issuable on exercise of the warrants registered under the Securities Act or included in a registration statement filed by Gothic under the Securities

Act. In the event the Series A Preferred Stock remains outstanding on March 31, 1998, the exercise price of the warrants will reduce to $0.01 per share and the holders of the Series A Preferred Stock will receive additional five-year warrants, also having an exercise price of $.01 per share, which will represent the right to purchase, when aggregated with the warrants, 10% of Gothic's fully-diluted equity. In the event the Series A Preferred Stock remains outstanding at each of June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999, the holders of the Series A Preferred Stock will receive additional five-year warrants which will represent the right to purchase, when aggregated with the warrants and any additional warrants previously issued, 20%, 30%, 40% and 50%, respectively, of Gothic's fully-diluted equity.

  In March 1998, Gothic obtained consents from the holders of approximately 95% of the Series A Preferred Stock and the related warrants to extend through April 30, 1998 the date on which (i) the warrant exercise price on existing warrants will reduce to $0.01 and (ii) such holders would receive additional warrants. Gothic exercised its right to redeem the Series A Preferred Stock on April 27, 1998 in connection with the Recapitalization.

FUTURE CAPITAL REQUIREMENTS AND RESOURCES

  Gothic's capital requirements relate to the acquisition, exploration, enhancement, development and operation of natural gas and oil properties. In general, because the natural gas and oil reserves Gothic has acquired are depleted by production over time, the success of its business strategy is dependent upon a continuous acquisition, exploitation, enhancement, and development program. In order to achieve profitability and generate cash flow, Gothic will be dependent upon acquiring or developing additional natural gas and oil properties or entering into joint natural gas and oil well development arrangements. Gothic currently has no borrowing capacity available under its Existing Credit Facility and, as described above, the failure to meet certain covenants in the Existing Credit Facility would likely result in an event of default under the Existing Credit Facility. Such default could result in the entire indebtedness under the Existing Credit Facility becoming immediately due and payable.

  See "Recapitalization" for a description of Gothic's plans to refinance its outstanding indebtedness which includes, among other things, the redemption of its outstanding 12 1/4% Senior Notes and the redemption of the Series A Preferred Stock.

  On March 31, 1998, Parent entered into agreements with Chesapeake, with an expected closing date of April 27, 1998, pursuant to which Gothic will (i) enter into a participation agreement regarding the development of substantially all of Gothic's undeveloped acreage, (ii) sell for $20.0 million, before closing adjustments, a 50% interest in Gothic's natural gas and oil properties in the Arkoma basin, and (iii) sell, for $39.5 million, shares of Parent's Series B Preferred Stock, having a liquidation value of $50.0 million, and ten-year warrants to purchase, at an exercise price of $0.01 per share, 2,439,246 shares of Parent's Common Stock. In addition, Gothic is seeking to sell up to an aggregate of $295.0 million of debt securities, including the Notes and the Senior Secured Discount Notes. It is intended that the net cash proceeds of the foregoing will be used to redeem Parent's outstanding 12 1/4% Senior Notes, repay in full the outstanding balance of approximately $206.4 million under the Existing Credit Facility, including the Bridge Loan due and payable on June 30, 1998, and redeem the outstanding Series A Preferred Stock for a redemption price of approximately $38.7 million. The consummation of each transaction will be cross-conditioned on the consummation of all of the other transactions. There can be no assurance that the transaction with Chesapeake will be completed or that Parent's outstanding indebtedness will be refinanced and the Series A Senior Preferred Stock will be redeemed.

CHANGES IN PRICES AND INFLATION

  Gothic's revenues and value of its natural gas and oil properties have been and will continue to be affected by changes in natural gas and oil prices. Natural gas and oil prices are subject to seasonal and other fluctuations that are beyond Gothic's ability to control or predict.

  From time to time, Gothic hedges natural gas prices through the use of commodity swap agreements in an effort to reduce the effects of the volatility of the price of natural gas and crude oil on Gothic's operations. These agreements involve the receipt of fixed-price amounts in exchange for variable payments based on NYMEX prices and specific volumes. In connection with the commodity swap agreements, Gothic may also enter into basis swap agreements to reduce the effects of unusual fluctuations between prices actually received at the well head and NYMEX prices. Through the use of commodity price and basis swap agreements, Gothic can fix the price to be received for specified volumes of production to the commodity swap price less the basis swap price. The differential to be paid or received, under the swap agreement, is accrued in the month of the related production and recognized as a component of crude natural gas and oil sales. Gothic does not acquire, hold or issue financial instruments for trading purposes.

  At December 31, 1997, Gothic had entered into swap agreements relating to the sale of 5,000 Mcf per day at a price of $2.55 per Mcf and expiring on March 31, 1998 and 15,000 Mcf per day at a price of $2.45 per Mcf during the period January 1, 1998 through March 31, 1998. In February 1998, Gothic entered into swap agreements relating to the sale of 30,000 Mcf per day for the month of March 1998 at $2.16 per Mcf and 62,000 Mcf per day during the period April 1, 1998 through October 31, 1998 at an average price of $2.09 per Mcf. Of the 62,000 Mcf per day, 25,000 Mcf per day is subject to a "call spread" agreement which provides that Gothic will receive additional payments if the actual sales price of natural gas is between $2.30 and $2.70 per Mcf during the period. The swap agreements for the month of March 1998 and the period April through October 1998 cover approximately 55% and 69%, respectively of Gothic's current natural gas production. In addition, Gothic has entered into a swap agreement relating to the sale of 60,000 Mcf per day at a "floor" price of $2.10 per Mcf during the period November 1998 through March 1999.

  While the use of hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable movements. All hedging is accomplished pursuant to swap agreements based upon standard forms. Gothic addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity being hedged. Gothic has not been required to provide collateral relating to hedging activities.

  Although certain of Gothic's costs and expenses are affected by the level of inflation, inflation has not had a significant effect on Gothic's results of operations during the year ended December 31, 1997.

YEAR 2000 COMPUTER ISSUES

  Gothic has reviewed its computer systems and hardware to locate potential operational problems associated with the year 2000. Such review will continue until all potential problems are located and resolved. Gothic believes that all year 2000 problems in its computer systems have been or will be resolved in a timely manner and have not caused and will not cause disruption of its operations or have a material adverse effect on its financial condition or results of operations. However, it is possible that Gothic's cash flows could be disrupted by year 2000 problems experienced by outside operators of its wells, buyers of its natural gas and oil, financial institutions or other persons. Gothic is unable to quantify the effect, if any, of year 2000 computer problems that may be experienced by these third parties.

OTHER

  Accounting Matters. Gothic accounts for its natural gas and oil exploration and development activities using the full cost method of accounting prescribed by the Commission. Accordingly, all productive and non-productive costs incurred in connection with the acquisition, exploration and development of natural gas and oil reserves are capitalized and depleted using the units-of-production method based on proved natural gas and oil reserves. Gothic capitalizes costs including salaries and related fringe benefits of employees and consultants directly engaged in the acquisition, exploration and development of natural gas and oil properties, as well as other directly identifiable general and administrative costs associated with such activities. Such costs do not include any costs related to production, general corporate overhead, or similar activities. Gothic's natural gas and oil reserves are estimated annually by petroleum engineers. Gothic's calculation of depreciation, depletion and amortization ("DD&A") includes estimated future expenditures to be incurred in developing proved reserves and estimated dismantelment and abandonment costs, net of salvage values. In the event the unamortized cost of natural gas and oil properties being amortized exceeds the full cost ceiling as defined by the Commission, the excess is charged to expense in the period during which such excess occurs. The full cost ceiling is based principally on the estimated future discounted net cash flows from Gothic's natural gas and oil properties. Changes in the estimates or declines in natural gas and oil prices could cause Gothic in the near-term to reduce the carrying value of its natural gas and oil properties, thereby decreasing earnings in such period.

  Based on market prices for natural gas and oil in March 1998 and the anticipated terms of the Recapitalization, the Company would, as of the end of the quarter following the completion of the Recapitalization, reflect a full cost write down in the amount of approximately $33.0 million. The amount of any such write down will depend upon the market prices for natural gas and oil at the end of the quarter ending June 30, 1998. Based on rules promulgated by the Commission, Gothic evaluates impairment of its natural gas and oil properties, based on prevailing prices as of the end of each quarter.

  Management of Gothic evaluates natural gas and oil reserve acquisition opportunities in the light of many factors only a portion of which may be reflected in the amount of proved natural gas and oil reserves proposed to be acquired. In determining the purchase price to be offered, Gothic does not solely rely on proved natural gas and oil reserves or the value of such reserves, as defined in and determined in accordance with Rule 4-10 of Regulation S-X adopted under the Securities Exchange Act of 1934, as amended. Factors considered include, among others, the probable reserves of the interests intended to be acquired, anticipated efficiencies and cost reductions that can be made in operating the producing properties, additional reserves that management believes can be proven relatively inexpensively based on management's knowledge of the area where the interests are located and existing producing properties owned by Gothic. Management does not necessarily conclude that an acquisition is not favorable because there may be a full cost ceiling write-down associated with it. Gothic does not perform a ceiling test for specific properties acquired because the ceiling test is performed at each quarter and year end for all of Gothic's properties included in its cost center and is based on prices for natural gas and oil as of that date which may be higher or lower than the prices used when evaluating potential acquisitions. Management reviews the transaction in the light of proved and probable reserves, historic and seasonal fluctuations in the prices of natural gas and oil, anticipated future prices for natural gas and oil, the factors described above as well as other factors that may relate to the specific properties under review.

                            BUSINESS AND PROPERTIES

OVERVIEW

  The Company is a wholly owned subsidiary of Parent and owns all the natural gas and oil assets of Gothic. Gothic is an independent energy company primarily engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil. Gothic commenced natural gas and oil operations in 1994 with a business strategy emphasizing acquisitions of long-lived, proved producing natural gas properties with significant development and exploitation potential. As a result of this strategy, Gothic has grown primarily through 14 acquisitions of producing natural gas and oil properties (including the Amoco Acquisition) for total consideration of $337.8 million. Reflecting this successful growth, Gothic is currently pursuing a business strategy emphasizing the development and exploitation of its existing asset base, maintenance of low cost operations and selective strategic acquisitions. As of December 31, 1997, Gothic had, on a pro forma basis, proved reserves of
331.1 Bcfe, of which approximately 92% were natural gas, with a pro forma PV-10 of approximately $298.8 million. These reserves, of which 82% were classified as proved developed, had an estimated Reserve Life of approximately
10.5 years. For the year ended December 31, 1997, on a pro forma basis, Gothic had revenues of $72.7 million and EBITDA of $53.6 million.

  Gothic's natural gas and oil reserves and acreage are principally located in the Anadarko, Arkoma and Permian/Delaware basins, which are historically prolific basins with multiple producing horizons and long-lived reserves. These basins generally provide significant development and exploitation potential through low-risk infill drilling and the implementation of new workover, drilling and recompletion technologies. Gothic has initiated a comprehensive development and exploitation program designed to increase its natural gas and oil reserves, production, earnings, cash flow and net asset value by enhancing proved producing reserves and converting proved undeveloped reserves to proved producing reserves. During the nine months ended March 31, 1998, since the inception of this program, Gothic drilled 16 wells, 15 of which have been completed and are producing. In addition, Gothic entered into a participation agreement involving the drilling of substantially all of its undeveloped acreage with Chesapeake which will support the Company's comprehensive development and exploitation program. Gothic has not engaged in any material exploration activities but intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities.

  On a pro forma basis, at December 31, 1997, Gothic held an interest in 627,708 gross acres (319,579 net acres) and had an interest in 1,387 gross wells (631 net wells). Gothic serves as operator of approximately 710 of the wells in which it has an interest. Operated wells account for approximately 75% of the PV-10 of Gothic's pro forma proved reserves as of December 31, 1997.

BUSINESS STRATEGY

  Gothic's objective is to increase its reserves, production, earnings, cash flow and net asset value through a growth strategy that includes (i) developing, exploiting and exploring its natural gas and oil properties, (ii) maintaining a low operating cost structure and (iii) acquiring strategic natural gas and oil properties in a disciplined manner.

Development, Exploitation and Exploration

  Gothic seeks to maximize the value of its natural gas and oil properties through development drilling, workovers, recompletions, reductions in operating costs and enhanced operating efficiencies. Gothic's core areas are characterized by properties with multiple pay zones that allow for integrated analysis of stratigraphic, seismic and well control data to identify development and exploitation opportunities. Through such analysis Gothic has, as of March 31, 1998, identified 194 development and exploitation projects within its properties, of which 114 have been assigned proved undeveloped reserves. Gothic's 1998 development drilling program includes plans to spend approximately $20.0 to $25.0 million to drill approximately 30 to 40 wells, many of which are infill development wells on proved undeveloped locations. Gothic also continually evaluates and pursues exploitation opportunities, including workover and recompletion projects. Gothic intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in close proximity to producing properties. Gothic believes geological and geophysical data, including 3D and 2D seismic surveys acquired in the Amoco Acquisition, will enable it to reduce costs and risks associated with drilling activities throughout its core areas.

Maintain Low Cost Operations

  Gothic is able to directly control operating and drilling costs as the operator of wells comprising approximately 75% of the PV-10 of pro forma proved reserves as of December 31, 1997. In addition, Gothic has been able to reduce per unit operating costs by eliminating unnecessary field and corporate overhead costs and by divesting marginal and non-strategic properties with limited development potential. Lease operating expenses have decreased 66%, from $1.29 per Mcfe of production in 1995 on a historical basis to $0.44 per Mcfe for the year ended December 31, 1997 on a pro forma basis. Further, general and administrative expenses per Mcfe of production have decreased 92%, from $1.15 per Mcfe to $0.09 per Mcfe over the same period. Gothic intends to further improve the efficiency of and reduce the operating costs associated with well operations through the use of advanced wireless technology licensed to Gothic as part of the Amoco Acquisition. This technology enables Gothic to remotely monitor well operations, thereby reducing the need for on-site monitoring personnel. Gothic intends to deploy this technology throughout many of its producing properties in the Anadarko and Arkoma basins.

Strategic Acquisitions

  Gothic intends to pursue additional strategically attractive acquisitions to the extent its capital structure allows.With the recent completion of the Amoco Acquisition, however, Gothic has reduced the emphasis on acquisitions in its current business strategy. Gothic has increased its reserves through acquisitions, having added 424.9 Bcfe through 14 acquisitions, since November 1994, at a total acquisition cost of $337.8 million, or an average cost of $0.80 per Mcfe. Gothic utilizes a disciplined acquisition strategy, focusing its acquisition efforts on producing natural gas properties within its core areas with (i) relatively long-lived natural gas production, (ii) quantifiable development and exploitation potential, (iii) low risk exploration potential,
(iv) historically low operating expenses or the potential to reduce operating expenses, (v) close proximity to Gothic's existing production or in areas where Gothic has the ability to develop operating economies of scale and (vi) geological, geophysical and other technical and operating characteristics with which management of Gothic has expertise. Gothic applies strict economic and reserve risk criteria in evaluating acquisitions of natural gas and oil properties and companies.

THE AMOCO ACQUISITION

  On January 23, 1998, Gothic purchased from Amoco Production Company, a subsidiary of Amoco Corporation, natural gas producing properties located in the Anadarko and Arkoma basins of Oklahoma. The consideration paid consisted of $237.5 million in cash, subject to certain post-closing adjustments, warrants to purchase 1.5 million shares of Gothic's common stock exercisable at $3.00 per share and certain producing properties owned by Gothic having a value of less than $1.8 million. The purchase had an effective date of December 1, 1997. The Amoco Acquisition involved interests in 821 gross wells, operation of 291 of the properties and approximately 240.0 Bcfe of proved reserves with a PV-10 of approximately $230.1 million as of December 31, 1997. Of the proved reserves acquired, 96% were natural gas and 71% were producing with net daily production of approximately 60 Mmcfe. The cash portion of the consideration paid for the Amoco Acquisition was financed with approximately $216.4 million of borrowings under Gothic's Existing Credit Facility, including $156.4 million borrowed under a three-year revolving loan and $60.0 million borrowed under a six-month Bridge Loan. In addition, Gothic issued 37,000 shares of Series A Preferred Stock of Parent with a liquidation preference of $37.0 million both to pay a portion of the cash consideration for the Amoco Acquisition and to pay related fees and expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SIGNIFICANT ACQUISITIONS

  Since November 1994, Gothic has actively engaged in the acquisition of producing natural gas and oil properties, primarily in Oklahoma, Texas, New Mexico and Kansas. The following table summarizes certain information concerning Gothic's significant acquisitions from November 1994 through January 23, 1998.

                                                      ESTIMATED PROVED
                                                        RESERVES AT
                                                          DATE OF       ACQUISITION  ACQUISITION
                                                       ACQUISITION(1)     COST(2)      COST(2)
DATE OF ACQUISITION  PRINCIPAL SELLER                      (BCFE)      (IN MILLIONS) (PER MCFE)
January 23, 1998     Amoco Production Company(3)           240.0          $239.9        $1.00
September 9, 1997    Affiliates of HS Resources, Inc.       50.6            27.5         0.54
August 12, 1997      Kerr-McGee Corporation                  7.1             3.6         0.51
May 15, 1997         Fina Oil and Chemical Company           7.8             3.3         0.42
February 18, 1997    Horizon Gas Partners, L.P.             13.8            10.0         0.72
February 18, 1997    Norse Exploration, Inc.;
                     H. Huffman & Company(4)                22.9             8.4         0.37
December 27, 1996    Athena Energy, Inc.                     4.9             4.2         0.86
May 16, 1996;        Comstock Oil & Gas, Inc. and
August 5, 1996       additional working interest
                     acquisition(5)                         13.2             9.7         0.73
January 30, 1996     Buttonwood Energy Corporation          26.7            20.5         0.77
May 31, 1995;        Johnson Ranch Partners and
May 20, 1996         additional working interest
                     acquisition(6)                         37.9            10.7         0.28
                                                           -----          ------        -----
  Total                                                    424.9          $337.8        $0.80
                                                           =====          ======        =====

---------------------
(1) Estimated proved reserves at date of acquisition are based on reserve reports prepared for the specific acquisition for the 1996 Acquisitions and the 1997 Acquisitions (as such terms are defined in the Glossary). Estimated proved reserves for the Amoco Acquisition are based on the December 31, 1997 reserve report prepared by Gothic's independent petroleum engineer.
(2) Does not include costs to develop these properties, which properties may include a substantial amount of proved undeveloped reserves.
(3) Includes cash paid of $237.5 million, $1.7 million for post-closing adjustments and five-year warrants to purchase 1.5 million shares of Common Stock at an exercise price of $3.00 per share which were valued by Gothic at $1.2 million, less amounts allocated to gas systems totaling $467,000.
(4) Includes cash paid of $14.7 million and two-year warrants to purchase 200,000 shares of Common Stock at an exercise price of $2.50 per share which were valued by Gothic at $254,000, less amounts allocated to a gas system and to unproved properties. Also includes additional interests acquired in the same properties in a subsequent transaction.
(5) Includes natural gas and oil properties acquired on the date indicated for $6.4 million, as well as the subsequent acquisition of additional working interests on the date indicated for $3.3 million in the same area as the earlier acquisition.
(6) Includes properties purchased for $7.2 million in cash and 1.0 million shares of Common Stock valued at $2.69 per share and the subsequent purchase by Gothic of related overriding royalty interests for $800,000.

  Gothic continually reviews potential acquisition opportunities (including opportunities to acquire natural gas and oil properties or related assets or entities owning natural gas and oil properties or related assets and opportunities to engage in mergers, consolidations or other business combinations with entities owning natural gas and oil properties or related assets) and at any given time may be in various stages of evaluating such opportunities and anticipates making additional acquisitions if such properties fit into its overall business strategy. Gothic does not have a budget specifically for acquisitions, however, since the timing and size of potential acquisitions cannot be predicted. As of March 15, 1998, Gothic had no definitive agreements with respect to any significant acquisitions.

NATURAL GAS AND OIL RESERVES

  The following table sets forth certain information on the total proved natural gas and oil reserves, and the PV-10 of estimated future net revenues of total proved natural gas and oil reserves as of December 31, 1997 for Gothic, on a pro forma basis, based on the report of Lee Keeling and Associates, Inc. The calculations which Lee Keeling and Associates, Inc. used in preparation of such report were prepared using geological and engineering methods generally accepted by the petroleum industry and in accordance with Commission guidelines.

                                            AS OF DECEMBER 31, 1997
                                 ----------------------------------------------
                                                     NATURAL GAS
                                 NATURAL GAS   OIL   EQUIVALENT      PV-10
                                   (MMCF)    (MBBLS)   (MMCFE)   (IN THOUSANDS)
Proved developed reserves.......   249,839    3,477    270,701      $256,986
Proved undeveloped reserves.....    54,808      924     60,352        41,774
                                   -------    -----    -------      --------
  Total proved reserves.........   304,647    4,401    331,053      $298,760
                                   =======    =====    =======      ========

  Prices used in calculating future net revenue of proved reserves and related PV-10 were $2.30 per Mcf of natural gas and $17.30 per barrel of oil for proved reserves as of December 31, 1997. The foregoing natural gas prices reflect price hedging in effect on such dates.

  Gothic has not filed any estimates of proved natural gas and oil reserves with any federal authority or agency other than the Commission.

PRINCIPAL AREAS OF OPERATIONS

  The following table sets forth, on a pro forma basis, the principal areas of operation and estimated proved natural gas and oil reserves, PV-10 of the estimated future net revenues and percent of total PV-10 of Gothic at December 31, 1997.

                                             NATURAL
                          OIL AND   NATURAL    GAS                    % OF
                         CONDENSATE   GAS   EQUIVALENT     PV-10      TOTAL
FIELD                     (MBBLS)   (MMCF)   (MMCFE)   (IN THOUSANDS) PV-10
Anadarko Basin:
  Springer Field........     142     17,923   18,775      $ 25,831       9%
  Northwest
   Okeene/Cedardale
   Field................     323     42,840   44,778        40,177      13
  Cement Field..........     372     60,846   63,078        57,446      19
  Mocane Laverne &
   Hugoton Fields.......      77     18,235   18,697        15,084       5
  Watonga-Chickasha.....     915     90,771   96,261        93,982      31
Arkoma Basin:
  Arkoma Field..........     --      28,998   28,998        26,478       9
Permian/Delaware Basin:
  Johnson Ranch/Brushy
   Draw.................   2,572     24,123   39,555        29,320      10
  Pecos Slope...........     --      20,911   20,911        10,442       4
                           -----    -------  -------      --------     ---
Totals..................   4,401    304,647  331,053      $298,760     100%
                           =====    =======  =======      ========     ===

DEVELOPMENT AND EXPLOITATION

  Gothic seeks to maximize the value of its natural gas and oil properties through development drilling, workovers, recompletions, reductions in operating costs and enhanced operating efficiencies. Including the Amoco Acquisition, Gothic has identified 194 development and exploitation projects within its properties. Gothic is currently evaluating the exploitation and development potential of the properties acquired in the Amoco Acquisition and expects that it will expand its current drilling program as a result of its ongoing evaluation. In particular, Gothic plans (i) to continue infill drilling on many of its properties and (ii) to recomplete additional producing zones that have been assigned "behind pipe" proved reserves as of December 31, 1997. Some of Gothic's more significant development and exploitation activities and opportunities are described below.

 ANADARKO BASIN

  Approximately 241.6 Bcfe (or 73%) of Gothic's proved reserves are located in the Anadarko Basin which is a geographic area encompassing Western Oklahoma and the Texas Panhandle. This basin is considered a mature gas producing field that is characterized by multiple producing horizons and long-lived reserves. Producing wells often have additional reserves "behind pipe" or additional zones with producing capabilities that are not completed initially in the well bore. These zones are categorized as proved developed non-producing, and require recompletion or workover activities to be performed in order to convert to proved producing and thereby increasing the wells' cash flow. A significant number of Gothic's properties are located on 640-acre producing units which in some cases may enable an additional well or wells, known as increased density or infill wells, to be drilled on the same acreage without adversely effecting the existing production.

  Northwest Okeene/Cedardale Field, Major and Blaine Counties,
Oklahoma. Gothic operates approximately 150 wells in this field. Additionally, Gothic owns substantial royalty interests in approximately 55 wells in the field as well as numerous non-operated interests. The properties currently produce approximately 11.4 net Mmcf of gas and 91.0 net Bbls of oil per day from numerous producing zones ranging in depths from 6,500 to 12,500 feet. Gothic's management believes there are numerous recompletion and infill drilling possibilities from multiple formations at depths of 6,500 to 12,500 feet. Gothic has identified five proved developed non-producing locations and one development location. The Company has over 200 linear miles of 2D seismic data in this field.

  Cement Field, Caddo and Grady Counties, Oklahoma. Gothic has working interests in 166 producing wells in the Cement Field, of which 21 are operated by Gothic. The majority of Gothic's interests in its wells within this field were acquired pursuant to the Amoco Acquisition. Current net daily production in the field is approximately 15.1 Mmcf of natural gas and 200.0 Bbls of oil. Natural gas and oil has been produced from over 14 separate producing zones ranging from 5,000 to 17,000 feet in depth. Gothic has currently identified six proved undeveloped drilling locations. Gothic believes that numerous recompletion opportunities exist due to the field's highly faulted nature and has identified 17 recompletion projects that involve testing unproduced zones. Gothic's seismic database acquired from Amoco covers its interest in the Cement Field and Gothic believes that the use of 3D and 2D seismic data will enable Gothic to lower the risks associated with development and exploitation activities in the field. In addition, the Company believes the structural complexity of the field will provide multiple opportunities to exploit potentially undrained fault blocks as identified from seismic data. The Cement Field is currently experiencing a high level of industry activity and Gothic believes that further development opportunities will become available in the near term.

  Springer Field, Carter County, Oklahoma. Gothic has significant non-operating working interests in 31 gas wells in the Springer Field, three of which are not yet in production. Current net production in the field is 4.4 Mmcf of gas and 24.0 Bbls of oil per day predominately from the Sycamore Formation at approximately 6,000 feet. The field also has produced from the Woodford Shale at 6,500 feet, and to a limited extent, the Viola Formation at 7,000 feet. The field has recently been approved for increased density development to 160 acres. Gothic has drilled 12 wells in this field with plans to drill 13 additional infill development wells. Two wells are currently being completed, one well is currently drilling, one well is awaiting completion and the Company expects to drill six additional locations in 1998.

  Watonga/Chickasha, Canadian County, Oklahoma. Gothic has working interests in 428 producing wells, of which 236 are operated by Gothic. The properties currently produce 28.2 net Mmcf of gas and 227.0 net Bbls of oil per day predominantly from the Atoka, Morrow, Springer and Red Fork formations. Gothic has identified 25 drilling locations, of which 20 are characterized as proved undeveloped. The structural complexity is expected to provide multiple potential drilling opportunities to exploit undrained fault blocks as identified on seismic data. In addition to detailed geological mapping completed throughout the area, over 157 square miles of 3D seismic has been shot near the center of the trend.

  Mocane Laverne and Hugoton Fields, Beaver and Texas Counties,
Oklahoma. Gothic operates approximately 68 wells in these fields located in Northwestern Oklahoma and the Oklahoma Panhandle. The properties currently produce 4.2 net Mmcf of gas and 35.0 net Bbls of oil per day predominately from the Morrow and Chester Formations at depths of 6,000 to 7,000 feet. These wells are spaced on 640 acres. Gothic has identified 11 potential drilling locations in the fields and plans to drill six to eight wells in 1998.

 ARKOMA BASIN

  Approximately 29.0 Bcfe (or 9%) of Gothic's proved reserves are located in the Arkoma basin, a geological area encompassing Southeastern Oklahoma and Southwestern Arkansas. Gothic is the operator of 70 producing gas wells in this field and has interests in an additional 103 wells. The properties currently produce 7.9 net Mmcf per day. The Arkoma basin is a geologically complex, highly folded and faulted natural gas basin characterized by a series of thrust and normal faults which create numerous separated fault blocks which are the primary trapping mechanisms for accumulations of natural gas. The principal producing formations are the Spiro, Atoka, and Wapanucka from depths of 3,000 feet to 16,000 feet. Gothic has identified 17 drilling locations, of which 12 are proved. Also, there are five proved recompletion projects identified. All of Gothic's properties in the Arkoma basin were acquired in the Amoco Acquisition.

 DELAWARE/PERMIAN BASIN

  Approximately 60.5 Bcfe (or 18%) of Gothic's proved reserves are located in the Delaware/Permian Basin, a geological area encompassing Southeast New Mexico and Southwest Texas. The basin is known for its production from various Delaware formations and deeper gas sands.

  Johnson Ranch, Loving County, Texas/Brushy Draw, Edy County. Gothic has interests in 98 producing wells and operates 94 of these. The properties currently produce 1.7 Mmcf of gas per day and 430 Bbls of oil per day, predominantly from the Delaware/Cherry Canyon Formations at depths from 4,000 to 7,000 feet. Gothic owns approximately 3,300 acres of gross undeveloped leasehold, and has identified 26 drilling projects of which 19 are classified as proved. There are also 25 recompletion projects identified with 14 classified as proved. Four of the drilling locations are for deeper Pennsylvanian/Atoka sands from 8,000 to 15,000 feet. Gothic drilled five development wells in these fields in 1997, all of which are currently producing.

  Pecos Slope, Chaves County, New Mexico. Gothic has interests in 76 wells and operates 67 of these, in Chaves County with current net daily production of
1.8 Mmcf of natural gas from the Abo Formation at an average depth of 4,500 feet. Gothic has identified 33 proved development drilling locations in the field. The Company intends to drill four to six wells in Pecos Slope in 1998.

EXPLORATION

  Gothic intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in proximity to producing properties. Gothic attempts to lessen the risks inherent in exploratory drilling by (i) concentrating on acreage in proximity to producing properties, (ii) drilling wells with multiple pay objectives, and (iii) utilizing 3D and other seismic data acquired from Amoco.

NATURAL GAS AND OIL PRODUCTION

  The following table sets forth the approximate net natural gas and oil production attributable to (i) Gothic on a historical basis reflecting the 1997 Acquisitions, (ii) properties acquired in the Amoco Acquisition on an historical basis, and (iii) Gothic on a pro forma combined basis as if the 1997 Acquisitions, the Amoco Acquisition and the Chesapeake Transaction all occurred on January 1, 1997, for the periods indicated, net of all royalties, overriding royalties, and other third party interests.

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1995     1996     1997
Gothic (Historical):
  Natural gas (Mmcf).................................      434    3,404    6,583
  Oil (Mbbls)........................................       74      164      176
  Natural gas equivalent (Mmcfe).....................      878    4,388    7,639
Amoco Acquisition (Historical):
  Natural gas (Mmcf).................................   22,544   21,805   24,802
  Oil (Mbbls)........................................       54      167      196
  Natural gas equivalent (Mmcfe).....................   22,868   22,807   25,978
Pro Forma Combined(1):
  Natural gas (Mmcf).................................                     29,006
  Oil (Mbbls)........................................                        416
  Natural gas equivalent (Mmcfe).....................                     31,502

---------------------
(1) Excludes production from certain divested properties, including Gothic's 50% interest in the Arkoma properties.

PRODUCTIVE WELL SUMMARY

  The following table sets forth, by field, the respective interests in productive wells owned by Gothic on a pro forma basis as of December 31, 1997.

                                                                         WELL
                                                                         COUNT
                                                                       ---------
FIELD                                                                  GROSS NET
ANADARKO BASIN:
  Springer Field......................................................    31  12
  Northwest Okeene/Cedardale Field....................................   297 139
  Cement Field........................................................   166  29
  Mocane Laverne & Hugoton Fields.....................................   110  69
  Watonga-Chickasha...................................................   428 193
ARKOMA BASIN:
  Arkoma Field........................................................   181  38
PERMIAN/DELAWARE BASIN:
  Johnson Ranch/Brushy Draw...........................................    98  88
  Pecos Slope.........................................................    76  63
                                                                       ----- ---
    Total............................................................. 1,387 631
                                                                       ===== ===

ACREAGE

  The following table shows the approximate gross and net acres of leasehold interests of Gothic on a pro forma basis as of December 31, 1997.

                                                       DEVELOPED    UNDEVELOPED
                                                        ACREAGE       ACREAGE
                                                    --------------- ------------
FIELD                                                GROSS    NET   GROSS   NET
ANADARKO BASIN
  Springer Field...................................   7,200   4,680    150    75
  Northwest Okeene/Cedardale Field.................  78,752  41,672  1,920   274
  Cement Field.....................................  83,674  44,277  3,201   920
  Mocane Laverne & Hugoton Fields..................  93,518  49,485    --    --
  Watonga-Chickasha................................ 236,256 125,016  8,157 2,850
ARKOMA BASIN
  Arkoma Field.....................................  74,240  18,560    --    --
PERMIAN/DELAWARE BASIN
  Johnson Ranch/Brushy Draw........................  22,000  21,079  6,640 1,691
  Pecos Slope......................................  12,000   9,000    --    --
                                                    ------- ------- ------ -----
  Total............................................ 607,640 313,769 20,068 5,810
                                                    ======= ======= ====== =====

DRILLING ACTIVITY

  Gothic did not engage in any drilling activity prior to 1996. The following table sets forth development drilling results for the years ended December 31, 1996 and 1997. There were no exploratory wells drilled during those years.

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                               1996      1997
                                                             --------- ---------
                                                             GROSS NET GROSS NET
   Productive...............................................  2.0  0.5 17.0  9.9
   Non-Productive...........................................   --   --   --   --
                                                              ---  --- ----  ---
     Total..................................................  2.0  0.5 17.0  9.9
                                                              ===  === ====  ===

  Gothic completed the drilling of two development wells in the Arkoma basin of Southwestern Arkansas in which it owned a 25% working interest during 1996. Both wells are now productive wells. These interests were sold in the second quarter of 1997. In the third quarter of 1997, Gothic initiated a comprehensive development program and through March 31, 1998 had drilled 16 wells, 15 of which have been completed and are producing. Gothic's 1998 development drilling program includes plans to spend approximately $20.0 to $25.0 million to drill approximately 30 to 40 wells, all of which are infill development wells on proved undeveloped locations. Gothic also continually evaluates and pursues exploitation opportunities, including workover and recompletion projects. Gothic intends to devote a limited amount of capital in the future to pursue "controlled-risk" exploration opportunities by drilling on undeveloped acreage in areas in close proximity to producing properties. Gothic believes geological and geophysical data, including 3D and 2D seismic surveys acquired in the Amoco Acquisition, will enable it to reduce costs and risks associated with drilling activities throughout its Anadarko basin properties.

  The final determination with respect to any potential drilling locations and the expected time frame for the drilling of any well will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic or other data, (ii) the availability of sufficient capital resources by Gothic for drilling prospects, and (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews. There can be no assurance that any wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

OPERATING CONTROL OVER PRODUCTION ACTIVITIES

  On a pro forma basis, Gothic operates 710 of the 1,387 wells in which it owns an interest, representing approximately 75% of its PV-10 as of December 31, 1997. The non-operated properties are being operated by unrelated third parties pursuant to operating agreements which are, for the most part, standard to the industry. Decisions about operations regarding non-operated properties may be determined by the outside operator rather than Gothic. If Gothic declines to participate in additional activities proposed by the outside operator, under certain operating agreements, Gothic will not receive revenues from, and/or will lose its interest in, the activity in which it declines to participate.

  Pursuant to the Amoco Acquisition, Gothic received a license to use advanced well automation technology developed by Amoco. This technology is a wireless application that allows Gothic to remotely monitor production, well pressure and temperature along with other well control factors on a real-time basis. Further, the technology helps to regulate the well's productivity and makes periodic adjustments to allow the well to flow more efficiently. Gothic believes that the application of this wireless technology will allow Gothic to employ fewer personnel to monitor well activity and operate wells more economically. This technology is currently being utilized on certain of the Anadarko basin wells acquired in the Amoco Acquisition. Gothic intends to deploy this technology to other properties in the Anadarko and Arkoma basins and, as a result, expects to further reduce overall lease operating costs.

TITLE TO NATURAL GAS AND OIL PROPERTIES

  Gothic has acquired interests in producing and non-producing acreage in the form of working interests, royalty interests and overriding royalty interests. Substantially all of Gothic's property interests are held pursuant to leases from third parties. The leases grant the lessee the right to explore for and extract natural gas and oil from specified areas. Consideration for a lease usually consists of a lump sum payment (i.e., bonus) and a fixed annual charge (i.e., delay rental) prior to production (unless the lease is paid up) and, once production has been established, a royalty based generally upon the proceeds from the sale of natural gas and oil. Once wells are drilled, a lease generally continues so long as production of natural gas and oil continues. In some cases, leases may be acquired in exchange for a commitment to drill or finance the drilling of a specified number of wells to predetermined depths. Some of Gothic's non-producing acreage is held under leases from mineral owners or a government entity which expire at varying dates. Gothic is obligated to pay annual delay rentals to the lessors of certain properties in order to prevent the leases from terminating. Because substantially all of Gothic's undeveloped acreage is held by production, annual delay rentals are generally nominal.

  Title to leasehold properties is subject to royalty, overriding royalty, carried, net profits and other similar interests and contractual arrangements customary in the natural gas and oil industry, and to liens incident to operating agreements, liens relating to amounts owed to the operator, liens for current taxes not yet due and other encumbrances. In addition, in certain areas Gothic's interests in producing properties are subject to certain agreements and other instruments that have not been recorded in real property records. The effect of these unrecorded instruments has been confirmed based upon a review of historic cost and revenue information, including joint interest billings, division orders, check stubs and other production accounting information reflecting such unrecorded interests. Gothic believes that such burdens and unrecorded instruments neither materially detract from the value of its interest in the properties, nor materially interfere with the use of such properties in the operation of its business.

  While updated title opinions may not always be received prior to the acquisition of a producing natural gas and oil property, title opinions on significant producing properties have historically been obtained in connection with pledging Gothic's producing properties under the Existing Credit Facility. On non-productive leases, title opinions are usually not obtained until immediately prior to the drilling of a well on a property. Accordingly, Gothic's proved undeveloped reserves may be the subject of significantly less title investigation. It is contemplated, however, that investigations will be made in accordance with standard practices in the industry before the acquisition of producing properties and before exploratory drilling.

PRODUCTION AND SALES PRICES

  Gothic's production of natural gas and oil is derived solely from within the United States. Gothic is not obligated to provide a fixed and determinable quantity of oil and/or natural gas in the future under existing contracts or agreements with customers. However, from time to time, Gothic does enter into hedging agreements with respect to its natural gas and oil production and currently has put such hedging agreements in place for a significant portion of expected 1998 production. At December 31, 1997, Gothic had entered into swap agreements relating to the sale of 5,000 Mcf per day at a price of $2.55 per Mcf and 15,000 Mcf per day at a price of $2.45 per Mcf during the period January 1, 1998 through March 31, 1998.

  In February 1998, Gothic entered into swap agreements relating to the sale of 30,000 Mcf per day for the month of March 1998 at $2.16 per Mcf and 62,000 Mcf per day during the period April 1, 1998 through October 31, 1998 at an average price of $2.09 per Mcf. Of the 62,000 Mcf per day, 25,000 Mcf per day is subject to a "call spread" agreement which provides that Gothic will receive additional payments if the actual sales price of natural gas is between $2.30 and $2.70 per Mcf during the period. The swap agreements for the month of March 1998 and the period April through October 1998 cover approximately 55% and 69%, respectively of Gothic's current natural gas production. In addition, Gothic has entered into a swap agreement relating to the sale of 60,000 Mcf per day at a "floor" price of $2.10 per Mcf during the period November 1998 through March 1999.

  Gothic does not refine or process the natural gas and oil it produces, but sells the production to unaffiliated natural gas and oil purchasing companies in the area in which it is produced. Gothic sells crude oil on a market price basis and sells natural gas under contracts to both interstate and intrastate natural gas pipeline companies.

MARKETING OF PRODUCTION

  Gothic's production of natural gas and oil is marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field posted prices, and gas is sold under contract at negotiated prices based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of gas and prevailing supply/demand conditions.

  Typically, gas production is sold to various pipeline companies. The basic terms of all the contracts are essentially the same in that Gothic makes gas production available to the pipeline companies at certain given points of delivery on their pipelines and the pipeline company accepts such gas and delivers it to the end user. The pipeline company then has the obligation to pay Gothic a price for the gas which is based on published indices of average pipeline prices or upon a percentage of the pipeline resale value.

  In January 1998 Gothic entered into a ten-year marketing agreement with Continental Natural Gas, Inc. ("Continental") whereby the majority of the natural gas produced from the properties associated with the Amoco Acquisition will be sold to Continental at market prices adjusted for marketing and transportation fees.

  Gothic's revenues, earnings and cash flows are highly dependent upon current prices for natural gas and oil. In general, prices of natural gas and oil are dependent upon numerous factors beyond the control of Gothic, including supply and demand, competition, imports and various economic, political, environmental and regulatory developments, and accordingly, future prices of natural gas and oil may be different from prices in effect at December 31, 1996 and 1997.

  During the year ended December 31, 1997, Gothic sold approximately 31% of its gas production to Aurora Natural Gas, LLC, 15% of its gas production to Warren NGL, Inc., 13% of its gas production to Phillips Gas Marketing Co., 13% of its gas production to ONEOK Resources, Inc. and 58% of its oil production to Sun Company Inc.

  In view of the many uncertainties affecting the supply and demand for crude oil, natural gas and refined petroleum products, Gothic is unable to accurately predict future natural gas and oil prices and demand or the overall effect they will have on Gothic.

COMPETITION

  The natural gas and oil industry is highly competitive in all of its phases. Gothic encounters competition from other natural gas and oil companies in all areas of its operations, including the acquisition of producing properties and the marketing of natural gas and oil. Many of these companies possess greater financial and other resources than Gothic. Competition for acquisition of producing properties is affected by the amount of funds available to Gothic, information about producing properties available to Gothic and any standards established from time to time by Gothic for the minimum projected return on investment. Because gathering systems are the only practical method for the intermediate transportation of natural gas, competition is presented by other pipelines and gas gathering systems. Competition may also be presented by alternative fuel sources, including heating oil and other fossil fuels. Because the primary markets for natural gas liquids are refineries, petrochemical plants and fuel distributors, prices are generally set by or in competition with the prices for refined products in the petrochemical, fuel and motor gasoline markets.

REGULATION

  The natural gas and oil business is regulated extensively by federal, state and local authorities. Various governmental agencies, both federal and state, have promulgated rules and regulations binding on the natural gas and oil industry and its individual members, some of which carry substantial penalties for the failure to comply. The regulatory burdens on the natural gas and oil industry increase its cost of doing business and, consequently, affect its profitability. Because such laws and regulations are frequently amended or reinterpreted, Gothic is unable to predict the future cost of complying with such regulations. Gothic believes that it is in material compliance with its regulatory obligations.

  The States of Oklahoma and Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of natural gas and oil. These states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum rates of production from wells and the regulation of spacing, plugging and abandonment of such wells.

  Environmental Matters. Gothic's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from Gothic's operations. The permits required for various of Gothic's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to fines or injunction, or both. In the opinion of management, Gothic is in substantial compliance with current applicable environmental laws and regulations, and Gothic has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on Gothic, as well as the natural gas and oil industry in general. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who dispose of or arrange for the disposal of "hazardous substances" found at such sites. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting Gothic's operations impose clean-up liability relating to petroleum and petroleum related products. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize imposition of substantial fines and penalties for noncompliance. Although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes, thereby making such wastes subject to more stringent handling and disposal requirements.

  Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as Gothic, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore facilities that may affect waters of the United States, the Environmental Protection Agency ("EPA") requires an operator to demonstrate $10.0 million in financial responsibility, and for offshore facilities the financial responsibility requirement is at least $35.0 million. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on Gothic. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, Gothic is required to maintain such permits or meet general permit requirements. The EPA recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. Gothic believes that it will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on Gothic.

  Gothic has acquired leasehold interests in numerous properties that for many years have produced natural gas and oil. Although the previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of Gothic's properties are or have been operated by third parties over whom Gothic has or had no control. Notwithstanding Gothic's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact Gothic.

  Marketing and Transportation. In the past, the transportation and sale for resale of natural gas in interstate commerce has been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). Since 1978, maximum selling prices of certain categories of natural gas sold in the "first sales," whether sold in interstate or intrastate commerce, has been regulated pursuant to the NGPA. The term "first sales" means the first time gas is sold as a severed hydrocarbon after it is produced from the ground. The NGPA established various categories of natural gas and provided for graduated deregulation of price controls of several categories of natural gas. There is currently no price regulation for "first sales" of gas. On July 26, 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993. Under current market conditions, deregulated gas prices under new contracts tend to be substantially lower than most regulated price ceilings prescribed by the NGPA. The effect of termination of these price controls cannot be determined.

  The FERC regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by Gothic, as well as the revenues received by Gothic for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of natural gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. Numerous parties have filed petitions for review of Order 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order 636 was generally upheld on appeal, and the portions remanded for further action do not appear to materially affect Gothic. Because Order 636 may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on Gothic and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas and has substantially increased competition and volatility in natural gas markets.

  The price Gothic receives from the sale of natural gas liquids and oil is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. Gothic is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for natural gas liquids and oil.

OPERATIONAL HAZARDS AND INSURANCE

  Gothic maintains various types of insurance to cover its operations, including $2 million of general liability insurance and an additional $5 million of excess liability insurance. Gothic's insurance does not cover every potential risk associated with the drilling and production of natural gas and oil. Coverage is not obtainable for certain types of environmental hazards. The occurrence of a significant adverse event, the risks of which are not fully covered by Gothic's insurance, could have a material adverse effect on Gothic's financial condition and results of operations. Moreover, no assurance can be given that Gothic will be able to maintain adequate insurance in the future at reasonable rates.

EMPLOYEES

  As of April 1, 1998, Gothic had a total of 25 employees consisting of 14 production and land personnel, and 11 financial, accounting and administrative personnel, two of whom are executive officers.

EXECUTIVE OFFICE

  Gothic leases approximately 8,164 square feet of space in Tulsa, Oklahoma for its corporate and administrative offices. The annual rental is approximately $95,060 and the lease expires December 31, 1999. Gothic believes this facility is adequate for its present requirements.

  Parent is an Oklahoma corporation. It was incorporated on November 19, 1985 under the laws of the State of New Jersey and was reincorporated as a Delaware corporation on June 23, 1994. On December 4, 1996, Parent was reincorporated as an Oklahoma corporation by merging the Delaware corporation with and into a wholly owned subsidiary incorporated for that purpose under the laws of the State of Oklahoma. The Company was incorporated under the laws of the State of Oklahoma on March 26, 1998. Gothic's principal office is at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105, and its telephone number is (918) 749-5666.

LITIGATION

  No legal proceedings are pending against Gothic other than ordinary litigation incidental to Gothic's business, the outcome of which management believes will not have a material adverse effect on Gothic.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Directors and executive officers of Gothic, their ages and positions with Gothic are as follows:

   NAME                                    AGE       POSITION WITH COMPANY
   John J. Fleming........................  57 Chairman of the Board and
                                                Director
   Michael K. Paulk.......................  49 President and Director
   Steven P. Ensz.........................  46 Vice-President, Finance and Chief
                                                Financial Officer
   Morton A. Cohen........................  62 Director
   Brian E. Bayley........................  45 Director

  John J. Fleming was elected a Director of Gothic in October 1994. Mr. Fleming is currently Chairman, President and Chief Executive Officer of Profco Resources, Ltd., which engages in oil and gas exploration. From 1992 through December 1995, Mr. Fleming was Chairman and chief executive officer of Excel Energy, Inc., engaged in oil and gas exploration. Prior thereto, commencing in 1989, he was Chairman and chief executive officer of Trical Resources, Inc. and its successor Voyager Energy, Inc. Mr. Fleming was Chairman of the Board of American Natural Energy Corporation ("ANEC") from August 1993 to July 1994. He has been involved in the oil and gas industry as president, chairman or chief executive officer of a number of corporations for more than the past fifteen years. Mr. Fleming is also a Director of Poco Petroleum Ltd., Imco Recycling Inc., Newfoundland Capital Corp and Canadian Helicopters Limited.

  Michael K. Paulk was elected President and Director of Gothic in October 1994. Mr. Paulk has been engaged in the oil and gas industry for more than fifteen years. He was President of ANEC from its inception in 1985 until his resignation in September 1994, after the acquisition of ANEC by Alexander Energy Corporation in July 1994.

  Steven P. Ensz has been Vice-President, Finance and Chief Financial Officer of Gothic since March 18, 1998 and is responsible for the financial activities of Gothic. From July 1991 to February 1998, he was Vice-President, Finance of Anglo-Suisse, Inc., an oil and natural gas exploration and producing company. From December 1983 to June 1991, he held various positions within the energy industry, including President of Waterford Energy, an independent oil and gas producer. Prior to December 1983, he was a partner with Oak, Simon & Ott, CPAs. He is a certified public accountant.

  Morton A. Cohen was elected a Director of Gothic in October 1995. Mr. Cohen has been, for more than ten years, the President and Chairman of Clarion Capital Corporation, a small business investment company. Mr. Cohen is a Director of Zemec Corporation, DHB Capital Corporation, Sentx Technologies, Inc., and is Chairman of Cohesant Technologies, Inc.

  Brian E. Bayley has been since December 1996 a partner of Quest Management Corp. and Quest Ventures, Ltd., private merchant banking companies. Prior thereto through April 1997, he held a variety of positions with Quest Oil and Gas, Inc. (formerly Quest Capital Corporation), including President from October 1990 to October 1996 and Director and Secretary from October 1996 to April 1997. Mr Bayley holds an MBA degree from Queen's University, Kingston, Ontario. Mr. Bayley is a Director of Kinetic Ventures, Inc., as well as a number of other corporations that do not file reports under the Exchange Act.

SIGNIFICANT EMPLOYEES

  In addition to its executive officers, employees of Gothic who are expected to make a significant contribution to Gothic are as follows:

   NAME                                       AGE       POSITION WITH COMPANY
   James S. Blair............................  45 Vice-President, Corporate
                                                   Development
   Bennett G. Shelton........................  40 Land Contracts Manager
   Richard O. Mulford........................  44 Operations Manager
   Robert G. Snead...........................  59 Geologist
   John Coughlon.............................  40 Geologist
   David Evans...............................  41 Petroleum Engineer
   R.L. Hilbun...............................  49 Full-Time Consultant, Drilling
                                                   and Completion Engineer
   R. Andrew McGuire.........................  31 Controller

  James S. Blair has been Vice-President, Corporate Development of Gothic since June 1997 and is responsible for the management and coordination of acquisition and divestiture activities. From January 1989 to June 1997, he was Vice-President, Land and Acquisitions of Toreador Royalty Corporation where he was responsible for implementing Toreodor's restructuring plan, and in charge of increasing production through acquisitions and joint ventures. From May 1988 to January 1989, he was Vice-President of Business Development of German Oil Company, and from 1980 to May 1988, he was employed by Tenneco Oil Company where he was involved with business development and acquisitions.

  Bennett G. Shelton has been employed by Gothic as Land Contracts Manager since May 1995. From August 1994 to May 1995, he was a Senior Landman with AEOK and prior thereto he was a Land and Acquisition Manager with ANEC. Prior to April 1991, he was a staff landman with Santa Fe Minerals, Inc. for approximately ten years.

  Richard O. Mulford has been employed as Operations Manager with Gothic since April 1995. From April 1985 to April 1995, he was a Production Superintendent with ANEC and has been employed in the oil and natural gas industry since 1978.

  Robert G. Snead who has served as a geologist for Gothic on a full-time consulting basis since April 1997, was hired as a full-time employee effective September 1, 1997. Between early 1994 and April 1997, he was employed as an independent geologist and from 1985 to 1994 was the Senior Vice-President/ Exploration Manager of LOGO, Inc., an oil and natural gas well operating company.

  John Coughlon has been employed by the Company since March 1998. Prior thereto, he was, commencing in December 1994, employed by Amoco Production Company, most recently as Senior Staff Geologist. From October 1993 to December 1994 he served as Geological Consultant/Principle of Tower Energy Corporation and prior thereto he was from July 1987 to October 1993 Senior Geologist for Nicor Oil & Gas and from April 1980 to July 1987 he was employed by Mobil Oil Corp.

  David Evans was hired by Gothic as a petroleum engineer in November 1997. Prior thereto, he was Production Manager for Petroleum Properties Management Co. from March 1996 to October 1997. From April 1992 to March 1996, he was Engineering Manager for AEOK and from September 1987 to April 1992 he was Vice-President of Exploration and Production for Bradmar Petroleum Corporation.

  R.L. Hilbun is a full-time consultant to Gothic serving as a drilling and completion engineer. He has served in this capacity since March 1997. Prior thereto, commencing in 1982, he was Vice-President, Operations of PSEC, Inc., a natural gas and oil well operating company. He has been employed in the natural gas and oil industry since 1970.

  R. Andrew McGuire has been employed by Gothic as Controller since November 1994. From February 1991 to October 1994, he was employed as Accounting Manager of ANEC. From May 1988 to February 1991, he was employed by OXY-USA, Inc., a subsidiary of Occidental Petroleum Corp., as an accountant. Mr. McGuire is a certified public accountant.

EXECUTIVE COMPENSATION

  The following table sets forth the annual and long-term compensation paid during Gothic's three fiscal years ended December 31, 1997 to Gothic's chief executive officer and all other executive officers who received compensation exceeding $100,000 and who served in such capacities at December 31, 1997:

                          SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

                                                                COMPENSATION
                                                             -------------------
                                                      OTHER  LONG-TERM
    NAME AND                                          ANNUAL  AWARD'S  ALL OTHER
PINCIPAL POSITIONR             YEAR  SALARY   BONUS   COMP.  OPTION(#)   COMP.
 Michael K. Paulk............. 1997 $150,000 $150,000  -0-        -0-     -0-
                               1996  107,458   50,000  -0-    125,000     -0-
                               1995   96,000      -0-  -0-        -0-     -0-
 John Rainwater(1)............ 1997 $125,000      -0-  -0-        -0-     -0-
                               1996  107,458 $ 25,000  -0-    125,000     -0-
                               1995   96,000      -0-  -0-        -0-     -0-

---------------------
(1) Mr. Rainwater resigned as a Director and executive officer of Gothic effective on February 18, 1998.

  No options were granted to either Mr. Paulk or Mr. Rainwater during 1997.

STOCK OPTION HOLDINGS AT DECEMBER 31, 1997

  The following table provides information with respect to the above named executive officers regarding options held at December 31, 1997 (such officers did not exercise any options during the most recent fiscal year).

                                                                   VALUE OF UNEXERCISED
                         NUMBER OF UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                             AT DECEMBER 31, 1997                 AT DECEMBER 31, 1997(1)
                         ------------------------------------    -------------------------
          NAME            EXERCISABLE          UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
Michael K. Paulk........           312,500(2)            62,500      -0-          -0-
John Rainwater..........           312,500(2)            62,500      -0-          -0-

---------------------
(1) Based on the closing sales price on December 31, 1997 of $2.375.
(2) Includes 250,000 shares exercisable at $2.50 per share and 62,500 shares exercisable at $2.56 per share.

EMPLOYMENT AGREEMENT

  Gothic has entered into an employment agreement with Michael Paulk pursuant to which he is employed as the President of Gothic. Mr. Paulk currently receives a base salary of $150,000 per year, plus such additional amounts as may be determined from time to time by Gothic's Board of Directors. In addition, he is eligible to receive such cash bonuses as may be determined by Gothic's Board of Directors. Mr. Paulk is also entitled to participate in such incentive compensation and benefit programs as Gothic makes available. Mr. Paulk's agreement expires on December 31, 1999 and is thereafter automatically extended for successive three-year terms. In the event the employment agreement is terminated by Gothic (other than for cause, as defined) or is not automatically extended on any termination date for a successive three-year term, Mr. Paulk is entitled to receive payment equal to three times his then base salary, together with any sums unpaid under the terms of the employment agreement, and Gothic is obligated to continue his medical insurance in effect for a period of one year after such termination. In the event of a change in control, as defined, of Gothic, Mr. Paulk has the right to terminate his employment agreement with Gothic within sixty days thereafter, whereupon Gothic would be obligated to pay to him the same sums and other benefits described above as if such agreement had been terminated by Gothic without cause. The agreement also contains certain provisions restricting Mr. Paulk from engaging in business activities in competition with Gothic for a period of one year.

DIRECTORS COMPENSATION

  Directors of Gothic do not receive any compensation for serving in that capacity; however, they are reimbursed for their out-of-pocket expenses in attending meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On January 30, 1996, Quest Oil & Gas, Inc. ("Quest"), a corporation of which Mr. Bayley, a Director of Gothic, was an officer and Director at the time, exchanged $1,290,000 principal amount of a loan in the aggregate amount of $1,850,000 from Quest for 1,290 shares of Gothic's 7 1/2% Cumulative Convertible Preferred Stock. After reflecting the exchange of $1,290,000 principal amount for 1,290 shares of 7 1/2% Cumulative Convertible Preferred Stock, the remaining $560,000 of principal and accrued interest of $173,000 on the loan and other obligations aggregating $92,000 owing to Quest was replaced with a Subordinated Note in the principal amount of $825,000 bearing interest at 7 1/2% per annum, due, together with all accrued interest thereon, ten years from its date of issuance. The $825,000 note was prepaid on March 13, 1996 and subsequently Quest sold its shares of 7 1/2% Convertible Preferred Stock.

  On November 14, 1995, Quest purchased Gothic's secured notes in the principal amount of $333,333 and common stock purchase warrants to purchase 83,333 shares of Gothic's Common Stock at an exercise price of $2.40 per share the proceeds of which were used to fund a portion of the purchase price for certain producing natural gas and oil properties. The note, which bore interest at 1% per month compounded monthly, was repaid on January 30, 1996 and bore interest at 1% per month, compounded monthly and subsequently Quest sold the common stock purchase warrants.

  Mr. Paulk is indebted to Gothic in the amount of $169,110 under a non-interest bearing promissory note dated September 1, 1997. On February 26, 1998, the Compensation Committee of the Board of Directors approved the extension of the due date of the Note from January 31, 1998 to January 31, 1999.

  On January 23, 1998, Gothic completed the Amoco Acquisition pursuant to which, among other things, Gothic issued to Amoco a five-year common stock purchase warrant to purchase 1.5 million shares of Common Stock exercisable at $3.00 per share.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Set forth below is information concerning the Common Stock ownership of all persons known by Gothic to own beneficially 5% or more of Gothic's Common Stock, and the Common Stock ownership of each Director of Gothic and all Directors and officers of Gothic as a group, as of March 9, 1998. As of March 9, 1998, Gothic had 16,261,640 shares of Common Stock outstanding.

      NAME AND ADDRESS OF BENEFICIAL
      HOLDER, IDENTITY OF GROUP(1)(2)           AMOUNT(3)     PERCENT OF CLASS
     Michael Paulk.............................   487,476(4)        2.9%
     John Fleming..............................   150,000(5)        1.0%
     Morton A. Cohen...........................   680,222(6)        4.1%
     Brian E. Bayley...........................   150,000(7)        1.0%
     Stratum Group, L.L.C.(8).................. 1,000,000(9)        5.8%
     650 Fifth Avenue
     New York, New York 10019
     Cambridge Investments, Ltd.(8)............ 1,161,800           7.1%
     600 Montgomery Street--27th Floor
     San Francisco, California 94111
     Carl C. Icahn(8).......................... 1,600,000           9.8%
     High River Limited Partnership(8)
     Riverdale LLC(8)
     Little Meadow Corp.(8)
     100 South Bedford Road
     Mount Kisco, New York 10549
     Amoco Corporation(8)...................... 1,500,000(10)       8.4%
     200 East Randolph Drive
     Chicago, Illinois 60601
     Croft-Leominster, Inc.(11)................   838,700           5.4%
     207 East Redwood Street--Suite 208
     Baltimore, Maryland 21202
     All Officers and Directors as a Group (4   1,467,698           9.0%
      persons).................................

---------------------
(1) This tabular information is intended to conform with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 relating to the determination of beneficial ownership of securities. The tabular information gives effect to the exercise of warrants or options exercisable within 60 days of the date of this table owned in each case by the person or group whose percentage ownership is set forth opposite the respective percentage and is based on the assumption that no other person or group exercise their option.
(2) The address of Mr. Paulk is c/o Gothic, 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105. The address of Mr. Fleming is 1500, 340 12th Avenue SW, Calgary, Alberta T2R 1L5. The address of Mr. Cohen is c/o Clarion Capital Corporation, Ohio Savings Plaza, Suite 510, 1801 East Ninth Street, Cleveland, Ohio 44114. The address of Mr. Bayley is c/o Quest Oil & Gas, Inc., 1095 West Pender Street-Suite 850, Vancouver, British Columbia, Canada V6E 2M6.
(3) Except as otherwise noted, shares beneficially owned by each person as of March 9, 1998 were owned of record and each person had sole voting and investment power with respect to all shares beneficially held by such person.
(4) Includes 250,000 shares issuable upon exercise of options at an exercise price of $2.50 per share. Also includes 125,000 shares issuable upon exercise of options at an exercise price of $2.56 per share of which options to purchase 62,500 shares became exercisable on July 16, 1997 and options to purchase the remaining 62,500 shares become exercisable on July 16, 1998. In the event of a "change of control" of Gothic, as defined in the option agreement, such remaining options become immediately exercisable.
(5) Includes 100,000 shares issuable on exercise of options at an exercise price of $1.50 per share which are exercisable during the five-year period beginning July 11, 1996 and 50,000 shares issuable on exercise of options at an exercise price of $2.56 per share which are exercisable during the five-year period beginning July 16, 1997.
(6) Includes shares held by Clarion Capital Corp., of which Mr. Cohen is an officer, director and principal shareholder, and other entities affiliated with Mr. Cohen, as well as 150,000 shares issuable on exercise of options held by Mr. Cohen at an exercise price of $2.56 per share which are exercisable during the five-year period beginning July 11, 1996 and 91,998 shares issuable on exercise of a warrant held by an affiliated partnership exercisable at $2.40 per share.
(7) Includes 150,000 shares issuable on exercise of options at an exercise price of $2.56 per share which are exercisable during the five-year period beginning July 11, 1996.
(8) Based on information contained in Schedule 13D provided by such person.
(9) Issuable on exercise of common stock purchase warrants at $3.19 per share. The general partner of Stratum Group, L.P. is Stratum Finance, L.L.C. and the members of Stratum Finance, L.L.C. are Energy Investment Partners, a New York general partnership, Joseph M. Rinaldi, Michael W. Walker, Richard E. Bani, John C. Alvardo, Curt S. Taylor, and Betsy D. Cotton. Stratum Finance, L.L.C. is managed by Energy Investment Partners, which has four votes, Joseph M. Rinaldi, who has one vote, and Michael W. Walker, appointed by the natural person members of Stratum Finance, L.L.C., who has one vote. Energy Investment Partners has three general partners, SGLLC Partners, L.P. ("SGLLC"), SGLLC Partners Offshore, L.P. ("Offshore") and The Beacon Group Energy Investment Fund, L.P. ("Fund"). The sole general partner of each of SGLLC and Offshore is SG-GP, L.P. whose sole general partner is Energy Fund GPI, Inc. ("GPI"). The sole general partner of Fund is Beacon Energy Investors, L.P. ("Investors"). The sole general partner of Investors is BEIGP, Inc. ("BEIGP"). The names of the officers and Directors of both GPI and BEIGP are Geoffrey Boisi, John McWilliams, Preston Miller, Harold Pote, Faith Rosenfeld, Robert Semmens, David Remmington, Thomas Mendell and Frank Murray.
(10) Issuable on exercise of common stock purchase warrants at $3.00 per share.
(11) Based on information contained in Schedule 13G provided by such person.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

  Gothic's Board of Directors has a Compensation Committee consisting of Messrs. Fleming and Bayley and an Audit Committee consisting of Messrs. Fleming and Bayley. The Compensation Committee makes determinations on behalf of the Board of Directors concerning salaries and incentive compensation for officers and employees of and consultants to Gothic. The Audit Committee considers the retention of Gothic's independent accountants, reviews Gothic's annual financial statements and discusses the financial statements with Gothic's independent accountants, reviews the independence of accountants conducting the audit, reviews the services of independent accountants, discusses with management and the independent accountants Gothic's accounting system and related systems of internal control and consults as necessary with the independent accountants and Gothic's financial staff. The Board of Directors does not have a nominating committee.

                        DESCRIPTION OF CREDIT FACILITY

  Concurrently with the consummation of the Recapitalization, the Company and Bank One entered into the Credit Facility. The following summary of the Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable agreements.

  The Credit Facility consists of a revolving line of credit, with an initial Borrowing Base of $25.0 million. The limitations contained in the Indenture will initially limit the Company's borrowing under a Bank Credit Facility to approximately $30.0 million. Borrowings under the Credit Facility initially will be limited to being available for the acquisition and development of natural gas and oil properties, letters of credit and general corporate purposes. The Borrowing Base will be redetermined at least semi-annually and the initial redetermination is scheduled for October 1, 1998. The principal is due at maturity, April 30, 2001. Interest is payable monthly calculated at the Bank One Base Rate, as determined from time to time by Bank One. The Company may elect to calculate interest under a London Interbank Offered Rate ("LIBOR") plus 1.5% (or up to 2.0% in the event the loan balance is greater than 75% of the Borrowing Base). The Company is required to pay a commitment fee on the unused portion of the Borrowing Base equal to 1/2 of 1% per annum.

  Under the Credit Facility, Bank One will hold first priority liens on substantially all of the Company's natural gas and oil properties, whether currently owned or hereafter acquired. The Credit Facility requires, among other things, semi-annual engineering reports covering natural gas and oil properties. The Credit Facility contains substantially the same financial and other covenants of the Existing Credit Facility described under "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Outstanding Indebtedness and Other Securities--Existing Credit Facility." The Credit Facility includes additional covenants prohibiting cash dividends, distributions, loans or advances to third parties, subject to certain exceptions. The covenant regarding the interest coverage ratio is calculated quarterly on the basis of the coverage for the preceding quarter and requires a minimum interest coverage ratio of not less than 1.5 to 1.0 for each quarter through the quarter ended December 31, 1998 and not less than 2.0 to 1.0 for each quarter ended March 31, 1999 and thereafter. In addition, if GPC is required to purchase or redeem any portion of the Notes, or if any portion of the Notes become due, the Borrowing Base is subject to reduction. GPC is required to escrow interest payments due on the Notes at such times as its borrowings under the Credit Facility equal or exceed 75% of the Borrowing Base.

  The amount of borrowings available to the Company under the Credit Facility will depend upon the determination of the Company's Borrowing Base by Bank One. The Borrowing Base is subject to periodic redetermination, at the discretion of Bank One, based on a review of Company reserve and other information. A reduction in the Borrowing Base could require the Company to repay outstanding indebtedness under the Credit Facility in excess of the redetermined Borrowing Base, and would limit available borrowings thereunder.

                           DESCRIPTION OF THE NOTES

  The Notes were issued pursuant to an Indenture dated as of April 21, 1998 among the Company, Parent and The Bank of New York, as trustee (the "Trustee"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture, including the definitions therein of certain capitalized terms used but not defined herein.

GENERAL

  The aggregate principal amount of the Notes is limited to $235.0 million. Each Note will mature on May 1, 2005 and bears interest at an annual rate of 11 1/8% per annum from the date of original issuance, payable semiannually in cash in arrears on May 1 and November 1 of each year, commencing November 1, 1998, to the Person in whose name the Note is registered at the close of business on April 15 or October 15 preceding such interest payment date. Interest is computed on the basis of a 360-day year, or twelve 30-day months. Additional interest also will be payable on the Notes if the Company fails to satisfy certain requirements set forth in the Registration Rights Agreement. See "--Registration Rights; Liquidated Damages." Principal, premium, if any, and interest will be payable at the offices of the Trustee and the Paying Agent, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the Notes maintained by the Registrar.

  Under certain circumstances, the Company will be able to designate existing or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to most of the restrictive covenants set forth in the Indenture.

RANKING

  The Notes rank senior in right of payment to all existing and future Subordinated Indebtedness (as defined) of the Company and rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company. The Company's indebtedness under the Credit Facility is secured by a first priority lien on substantially all of the Company's natural gas and oil properties, and to the extent of pledged collateral, such indebtedness has priority over the Notes. As of December 31, 1997, on a pro forma basis after giving effect to the Reorganization and the application of the estimated proceeds therefrom, the Company would have had no secured indebtedness outstanding under the Credit Facility and no senior indebtedness other than the Notes. There initially would be no indebtedness of the Company which would constitute subordinated indebtedness. Under the terms of the Indenture, indebtedness of the Company and its Subsidiaries that are Guarantors, if any, may not exceed the greater of $25.0 million and 10% of Adjusted Consolidated Net Tangible Assets plus related accrued interest and costs, subject to certain deductions. See "--Certain Definitions--Permitted Indebtedness."

SECURITY

  All of the obligations of the Company under the Notes and the Indenture are secured by a second priority Lien on substantially all of the Company's natural gas and oil properties (collectively, including all other natural gas and oil properties and assets that are from time to time subject to the Security Documents, the "Collateral"). Each of these security interests is subject to certain Permitted Liens, including the prior Lien in favor of the Credit Facility.

  Pursuant to the Intercreditor Agreement, if the Notes become due and payable prior to the final stated maturity thereof for any reason or are not paid in full at the final stated maturity thereof and after any applicable grace period has expired, at a time when Indebtedness is outstanding under the Credit Facility, the Trustee will not have the right to foreclose upon the Collateral unless the Agent, on behalf of the lenders thereunder, forecloses upon the Collateral; provided, however, if the Agent, on behalf of such lenders, has not accelerated the Indebtedness under the Credit Facility and commenced foreclosure upon the Collateral within 120 days after the Trustee has given notice to the Agent of any Event of Default, the Trustee shall have the right to foreclose upon the Collateral in accordance with instructions from the Holders of a majority in aggregate principal amount of the Notes or, in the absence of such instructions, in such manner as the Trustee deems appropriate in its absolute discretion, without the consent of the Agent of such lenders. Proceeds from the sale of Collateral will first be applied to repay Indebtedness outstanding under the Credit Facility, if any, and thereafter paid to the Trustee. The proceeds received by the Trustee will be applied by the Trustee first to pay the expenses of any foreclosure and fees and other amounts then payable to the Trustee under the Indenture and the Security Documents and, thereafter, to pay all amounts owing to the Holders under the Indenture, the Notes and the Security Documents (with any remaining proceeds to be payable to the Company or as may otherwise be required by law).

  There can be no assurance that the proceeds of any sale of the Collateral in whole or in part pursuant to the Indenture and the related Security Documents following an Event of Default would be sufficient to satisfy payments due on the Credit Facility and the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if saleable. Except after the expiration of any 120 day period, as described above, while Indebtedness is outstanding under the Credit Facility, Holders will have no vote on any decisions with respect to the Collateral, including the time or method of disposition thereof. To the extent that third parties enjoy Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Lien that, if exercised, could adversely affect the value of the Collateral. In addition, the ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "Risk Factors--Security for the Notes."

  The collateral release provisions of the Indenture permit the release of Collateral without substitution of collateral of equal value under certain circumstances. See "--Possession, Use and Release of Collateral." As described under "--Certain Covenants--Limitation on Sale of Assets," the Net Cash Proceeds of certain Asset Sales may under specified circumstances be required to be utilized to make an offer to purchase Notes. To the extent that any such offer to purchase Notes is not fully subscribed to by Holders thereof, the unutilized Net Cash Proceeds may, under certain circumstances, be retained and used by the Company free of the Lien of the Indenture and the Security Documents.

INTERCREDITOR AGREEMENT

  The Intercreditor Agreement provides, among other things, that (i) the Agent has a first priority security interest in the Collateral and the Trustee a second priority security interest therein, (ii) that during any insolvency proceeding, the Agent and the Trustee will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral and (iii) that following an Event of Default, all decisions with respect to the Collateral, including the time and method of any disposition thereof, will be made by the Agent; provided, however, that in the event the Agent has not accelerated the Indebtedness under the Credit Facility and commenced foreclosure upon the Collateral within 120 days after the Trustee has given notice to the Agent of such Event of Default, the Trustee shall have the right to foreclose upon the Collateral in accordance with instructions from the holders of a majority in aggregate principal amount of the Notes or, in the absence of such instructions, in such manner as the Trustee deems appropriate in its absolute discretion, without the consent of the Agent or such lenders. The Intercreditor Agreement also provides that the Trustee and the Agent will provide notices to each other with respect to acceleration of the Notes or the indebtedness outstanding under the Credit Facility, as the case may be, and the commencement of any action to enforce rights of the Trustee, the Holders of the Notes, the Agent or the lenders under the Credit Facility.

GUARANTEES

  Parent has fully and unconditionally guaranteed, on a senior basis, the Company's obligations to pay principal of, premium and Liquidated Damages, if any, and interest on the Notes. The Indenture provides that each Person that becomes a Restricted Subsidiary after the Issue Date will guarantee the payment of the Notes.

  The obligations of each Guarantor are limited to the amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

  The Indenture provides that, subject to the next succeeding paragraph, no Guarantor may consolidate or merge with or into (whether or not such Guarantor is the surviving entity or Person) another corporation, entity or Person unless, (i) the entity or Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, under the Notes to which such Indenture relates and such Indenture, and (ii) immediately after such transaction, no Default or Event of Default exists. The foregoing will not prohibit a merger between Subsidiary Guarantors or a merger between the Company and a Subsidiary Guarantor.

  The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock or other ownership interests of such Guarantor, or a Subsidiary ceases to be a Guarantor, then such Subsidiary (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock or other ownership interests of such Subsidiary) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary) will be released and relieved of any obligations under its Guarantees.

OPTIONAL REDEMPTION

  At any time on or after May 1, 2002, the Company may, at its option, redeem all or any portion of the Notes at the redemption prices (expressed as percentages of the principal amount of the Notes) set forth below, plus, in each case, accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning May 1 of the years indicated below:

             YEAR                           PERCENTAGE
             2002..........................  105.563%
             2003..........................  102.782%
             2004 and thereafter...........  100.000%

  Notwithstanding the foregoing, at any time prior to May 1, 2002, the Company may, at its option, redeem all or any portion of the Notes at the Make-Whole Price plus accrued or unpaid interest to the date of redemption. In addition, in the event the Company consummates one or more Equity Offerings on or prior to May 1, 2001, the Company, at its option, may redeem up to 33 1/3% of the aggregate principal amount of the Notes with all or a portion of the aggregate net proceeds received by the Company from such Equity Offering or Equity Offerings at a redemption price of 111.125% of the aggregate principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon to the redemption date; provided, however, that following such redemption, at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding and provided, further, that the Company shall make such redemption not more than 90 days after the consummation of any such Equity Offering.

  Except as set forth under "--Change of Control" and "--Sale of Assets," the Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by any other method that the Trustee considers fair and appropriate and that complies with the requirements of any securities exchange on which the Notes may be listed, provided that no Notes with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least thirty (30) but not more than sixty (60) days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CHANGE OF CONTROL

  The Indenture provides that, following the occurrence of any Change of Control, the Company will offer (a "Change of Control Offer") to repurchase all outstanding Notes at a purchase price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase. The Change of Control Offer will be deemed to have commenced upon mailing of a notice pursuant to the Indenture and will terminate twenty (20) Business Days after its commencement, unless a longer offering period is required by law. Promptly after the termination of the Change of Control Offer, the Company will repurchase and mail or deliver payment for all Notes tendered in response to the Change of Control Offer.

  On the Change of Control payment date, the Company will, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control payment in respect of all Notes or portions thereof so tendered and (iii) deliver to the Trustee the Notes so accepted together with an officers' certificate stating the amount of the Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the repurchase price for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

  Change of Control means the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of Parent's or the Company's assets to any Person or group (as such term is used in Section 13 (d) (3) of the Exchange Act); (ii) the adoption of a plan relating to the liquidation or dissolution of Parent or the Company; (iii) the acquisition, directly or indirectly, by any Person or group (as such term is used in Section 13 (d) (3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of the Voting Stock of Parent or the Company (for the purposes of this definition, such other Person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other Person is the beneficial owner (as defined above), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent corporation); or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of Parent was approved by a vote of 66 2/3% of the directors of Parent then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Parent then in office.

  The Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other federal and state securities laws, rules and regulations which may then be applicable to any Change of Control Offer.

  The Borrowing Base under the Credit Facility may be subject to reduction if the Company becomes obligated to repurchase the Notes except upon the scheduled maturity date, including if the Company becomes obligated to extend a Change of Control Offer or any other offer to repurchase, including a Net Proceeds Offer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Even if the Company's banks consented to an offer to repurchase without a reduction in the Borrowing Base, the Company's ability to pay cash to the Holders of the Notes upon a repurchase may be limited by the Company's then existing financial resources.

CERTAIN COVENANTS

OPERATIONS OF PARENT

  The Guaranty of the Parent provides that the Parent shall neither (a) have any direct Subsidiaries other than the Company nor (b) hold assets with a value in excess of $1 million (exclusive of its interest in the Company) provided Parent may hold such assets as may be distributed to it pursuant to the Indenture.

LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, incur, assume, guarantee, become liable, contingently or otherwise, with respect to or otherwise become responsible for the payment of (collectively, incur) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, the Company or its Restricted Subsidiaries that are Guarantors may incur Indebtedness if, on a pro forma basis, after giving effect to such incurrence and the application of the proceeds therefrom, both of the following tests shall have been satisfied: (i) the Consolidated Interest Coverage Ratio for the last four fiscal quarter Reference Period immediately preceding the incurrence of such Indebtedness is at least (A) prior to May 1, 1999: 2.5-to-1.0 and (B) thereafter: 3.0-to-1.0 and (ii) the percent of Adjusted Consolidated Net Tangible Assets to Indebtedness of the Company and its Restricted Subsidiaries would have been equal to or greater than (A) prior to May 1, 1999: 125% and
(B) thereafter: 150%.

  Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, the Company and its Restricted Subsidiaries that are Guarantors may incur Permitted Indebtedness.

  Any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary.

LIMITATION ON RESTRICTED PAYMENTS

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, unless: (i) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment; (ii) at the time of and immediately after giving effect to such Restricted Payment, the Company would be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the covenant captioned "--Limitation on Incurrence of Additional Indebtedness;" and (iii) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (A) 50% of the Consolidated Net Income of the Company and its Restricted Subsidiaries (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) during the period (treated as one accounting period) subsequent to December 31, 1997 and ending on the last day of the fiscal quarter for which financial information is available immediately preceding the date of such Restricted Payment (less the aggregate amount of dividends described in clauses (i) and (ii) of the following paragraph that are either (x) paid after the last day of the fiscal quarter for which financial information is available immediately preceding the date of such Restricted Payment or (y) declared but not yet paid as of such date); (B) the aggregate Net Cash Proceeds received by the Company during such period from any Person other than a Subsidiary of the Company as a result of the issuance or sale of Capital Stock of the Company (other than any Disqualified Stock), other than in connection with the conversion of Indebtedness or Disqualified Stock; (C) the aggregate Net Cash Proceeds received by the Company after May 1, 1998 from any Person other than a Subsidiary of the Company as a result of the issuance or sale of any Indebtedness or Disqualified Stock to the extent that at the time the determination is made such Indebtedness or Disqualified Stock, as the case may be, has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock); (D) (i) in case any Unrestricted Subsidiary has been redesignated a Restricted Subsidiary, an amount equal to the lesser of (x) the book value (determined in accordance with GAAP) at the date of such redesignation of the aggregate

Investments made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary and (y) the fair market value of such Investments in such Unrestricted Subsidiary at the time of such redesignation, as determined in good faith by the Company's Board of Directors, including a majority of the Company's Disinterested Directors, whose determination shall be conclusive and evidenced by a resolution of such Board or (ii) in case any Restricted Subsidiary has been redesignated an Unrestricted Subsidiary, minus the greater of (x) the book value (determined in accordance with GAAP) at the date or redesignation of the aggregate Investments made by the Company and its Restricted Subsidiaries and (y) the fair market value of such Investments in such Restricted Subsidiary at the time of such redesignation, as determined in good faith by the Company's Board of Directors, including a majority of the Company's Disinterested Directors, whose determination shall be conclusive and evidenced by a resolution of such Board; (E) $2.5 million.

  Notwithstanding the foregoing, the above limitations will not prevent (i) the payment of any dividend within sixty (60) days after the date of declaration thereof, if at such date of declaration such payment complied with the provisions hereof; (ii) the payment of any dividend on any shares of Preferred Stock of the Company issued and outstanding as of the Issue Date in accordance with the terms of such Preferred Stock in effect at the Issue Date;
(iii) any dividend on shares of Capital Stock of the Company or any Restricted Subsidiary payable solely in shares of Capital Stock (other than Disqualified Stock); (iv) any dividend or other distribution payable from a Subsidiary to the Company or any Restricted Subsidiary that is wholly-owned directly or indirectly by the Company; and (v) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net proceeds of a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of Capital Stock of the Company (other than Disqualified Stock).

LIMITATION ON SALE OF ASSETS

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless: (i) the Company (or its Restricted Subsidiary as the case may be) receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company, which determination, with respect to Asset Sales or series of related Asset Sales with proceeds valued at greater than $5.0 million, shall be evidenced by a resolution duly adopted by the Company's Board of Directors, including a majority of the Company's Disinterested Directors); (ii) at least 85% of the proceeds from such Asset Sale consist of cash or U.S. dollar denominated Cash Equivalents; and (iii) the Net Cash Proceeds received by the Company (or its Restricted Subsidiary, as the case may be) from such Asset Sale are applied in accordance with the following two paragraphs.

  The Company may apply such Net Cash Proceeds, within three hundred sixty-five (365) days from the date of the receipt of Net Cash Proceeds from any Asset Sale, to: (a) the repayment of Indebtedness of the Company under the Bank Credit Facility that results in a permanent reduction in any revolving credit or other commitment relating thereto or the maximum principal amount that may be borrowed thereunder in an amount equal to the principal amount so repaid, (b) make an Investment in assets used in the Oil and Gas Business in replacement of the assets that were the subject of the Asset Sale giving rise to such Net Cash Proceeds or (c) develop by drilling, completing and producing reserves from the oil and gas properties of the Company and the Restricted Subsidiaries.

  If, upon completion of the 365-day period, the Net Cash Proceeds of any Asset Sale less the aggregate amount applied by the Company during such period as described in clauses (a), (b) or (c) in the immediately preceding paragraph, together with any Net Cash Proceeds in excess of amounts similarly applied by the Company from any prior Asset Sale after the date of receipt of such Net Cash Proceeds (such aggregate constituting "Excess Proceeds"), exceeds $5.0 million, then the Company will be obligated to make an offer (the "Net Proceeds Offer") to repurchase the Notes having an aggregate principal amount equal to the Excess Proceeds (such repurchase to be made on a pro rata basis if the amount available for such repurchase is less than the principal amount of the Notes tendered in such Net Proceeds Offer) at a repurchase price of 100% of the principal amount thereof plus accrued interest, if any, to the date of repurchase. Upon the completion of the Net Proceeds Offer, the amount of Excess Proceeds will be reset to zero, subject to further increase resulting from subsequent Asset Sales.

  Any Net Proceeds Offer will be conducted in substantially the same manner as a Change of Control Offer. The Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other federal and state securities laws, rules and regulations which may then be applicable to any Net Proceeds Offer.

  During the period between any Asset Sale and the application of the Net Cash Proceeds therefrom in accordance with this covenant, all Net Cash Proceeds shall be either (i) maintained in a collateral account in favor of the Trustee and shall be invested in Permitted Financial Investments or (ii) applied to temporarily reduce borrowings under the Bank Credit Facility.

  Notwithstanding the foregoing, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale of any of the Capital Stock of a Restricted Subsidiary except pursuant to an Asset Sale of all of the Capital Stock of such Restricted Subsidiary.

LIMITATION ON LIENS SECURING INDEBTEDNESS

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens (other than Permitted Liens) upon any of their respective properties.

LIMITATION ON MERGERS AND CONSOLIDATIONS

  The Indenture provides that neither the Parent nor the Company will consolidate with or merge with any Person or convey, transfer or lease all or substantially all of its assets to any Person, unless: (i) the Company or the Parent, as the case may be, survives such merger or the Person formed by such consolidation or into which the Company or the Parent, as the case may be, is merged or that acquires by conveyance or transfer, or which leases, all or substantially all of the assets of the Company or the Parent, as the case may be, is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on, all the Notes and the performance of every other covenant and obligation of the Company or the Parent, as the case may be, under the Indenture; (ii) immediately before and after giving effect to such transaction, no Default or Event of Default exists; (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company (or the surviving or transferee entity) is equal to or greater than the Consolidated Net Worth of the Company immediately before such transaction; and (iv) immediately after giving effect to such transaction on a pro forma basis, the Company (or the surviving or transferee entity) would be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the covenant captioned "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness." Upon any such consolidation, merger, lease, conveyance or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company or the Parent, as the case may be, is merged or to which such lease, conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or the Parent, as the case may be, under the Indenture with the same effect as if such successor had been named as the Company or the Parent, as the case may be, herein and thereafter the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

LIMITATION ON SALE/LEASEBACK TRANSACTIONS

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless (i) the Company or such Restricted Subsidiary, as the case may be, would be able to incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction or (ii) the Company or such Restricted Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value thereof (as determined in good faith by the Company's Board of Directors, whose determination in good faith, evidenced by a resolution of such Board shall be conclusive) and such proceeds are applied in the same manner and to the same extent as Net Cash Proceeds and Excess Proceeds from an Asset Sale.

LIMITATION ON PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Company to (i) pay dividends or make any other distributions on its Capital Stock or on any other interest or participation in the Company or a Restricted Subsidiary; (ii) pay any Indebtedness owed to the Company or a Restricted Subsidiary of the Company; (iii) make loans or advances to the Company or a Restricted Subsidiary of the Company; or (iv) transfer any of its properties or assets to the Company or a Restricted Subsidiary of the Company (each, a "Payment Restriction"), except for (a) encumbrances or restrictions under a Bank Credit Facility; provided, that no encumbrance or restriction shall limit the ability of any Restricted Subsidiary to transfer cash to the Company except upon the occurrence of an event of default under the Bank Credit Facility, (b) consensual encumbrances or consensual restrictions binding upon any Person at the time such Person becomes a Restricted Subsidiary of the Company (unless the agreement creating such consensual encumbrances or consensual restrictions was entered into in connection with, or in contemplation of, such entity becoming a Restricted Subsidiary); (c) consensual encumbrances or consensual restrictions under any agreement that refinances or replaces any agreement described in clauses (a) and (b) above, provided that the terms and conditions of any such restrictions are in the aggregate no less favorable to the Holders of the Notes than those under the agreement so refinanced or replaced; and (d) customary non-assignment provisions in leases, purchase money financings and any encumbrance or restriction due to applicable law.

LIMITATION ON ISSUANCES AND SALES OF RESTRICTED SUBSIDIARY STOCK

  The Indenture provides that the Company (i) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to the Company or a Restricted Subsidiary) and (ii) will not permit any Person (other than the Company and/or one or more Restricted Subsidiaries) to own any Capital Stock of any Restricted Subsidiary; provided, however, that this covenant shall not prohibit (a) the issuance or sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Company or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture, (b) the ownership by directors of directors' qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law or (c) customary non-assignment provisions in leases or purchase money financings and any customary encumbrance or restriction relating to same.

LIMITATION ON TRANSACTIONS WITH AFFILIATES

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of transactions (including, without limitation, the sale, purchase or lease of any assets or properties or the rendering of any services) with any Affiliate (other than with a Wholly Owned Restricted Subsidiary of the Company) (an "Affiliate Transaction"), on terms that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated Person. In addition, the Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into an Affiliate Transaction, or any series of related Affiliate

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Transactions having a value of (a) more than $5.0 million, unless a majority of the Board of Directors of the Parent (including a majority of the Parent's Disinterested Directors) determines in good faith, as evidenced by a resolution of such Board, that such Affiliate Transaction or series of related Affiliate Transactions is fair to the Company and in compliance with the first sentence of this paragraph; or (b) more than $10.0 million, unless the Company receives a written opinion from a nationally recognized investment banking firm that such transaction or series of transactions is fair to the Company from a financial point of view.

IMPAIRMENT OF SECURITY INTEREST

  Neither the Company nor any of its Subsidiaries shall grant to any Person, or suffer any Person (other than the Company) to have (other than to the Trustee on behalf of the Trustee and the Holders) any interest whatsoever in the Collateral other than Liens securing the Credit Facility and Liens permitted by the Security Documents. Neither the Company nor any of its Subsidiaries will enter into any agreement or instrument that by its terms requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than pursuant to the Indenture, the Notes, and the Credit Facility.

LIMITATION ON LINE OF BUSINESS

  The Indenture provides that the Parent, the Company and the Subsidiaries will be operated in a manner such that their business activities will be the Oil and Gas Business, or an Investment in a business or Person engaged in the Oil and Gas Business.

SEC REPORTS

  Notwithstanding that the Parent and Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Parent will file with the Commission (if the Commission will so accept) and provide the Trustee and Holders with annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

FUTURE OIL AND GAS PROPERTIES

  The Indenture provides that the Company shall grant a lien on substantially all oil and gas properties of the Company and any Restricted Subsidiary acquired after the Issue Date to secure the Notes, subject to the prior lien securing a Bank Credit Facility.

CERTAIN DEFINITIONS

  The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of capitalized terms used herein and not defined below.

  "Adjusted Consolidated Net Tangible Assets" or "ACNTA" means without duplication, as of the date of determination, (a) the sum of (i) discounted future net revenue from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Restricted Subsidiaries attributable to any acquisition consummated since the effective date of such initial or year-end reserve reports and (B) estimated oil and gas reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since

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

the effective date of such initial or year-end reserve reports which, in the case of sub-clauses (A) and (B), would, in accordance with standard industry practice, result in such increases, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such initial or yearend reserve reports), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Restricted Subsidiaries produced or disposed of since the effective date of such initial or year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Restricted Subsidiaries since the effective date of such initial or year-end reserve reports attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the effective date of such initial or year-end reserve reports which would, in accordance with standard industry practice, result in such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such initial or year-end reserve reports); provided that, in the case of each of the determinations made pursuant to sub-clauses (A) through (D) above, such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change and in connection with the incurrence of Indebtedness under the covenant captioned "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness," all or any part of an increase in discounted future net revenue resulting from the matters described in sub-clauses (A) and (B) above are needed to permit the incurrence of such Indebtedness, then the discounted future net revenue utilized for purposes of this clause (a) (i) shall be confirmed in writing by independent petroleum engineers, provided that, in the event that the determinations made pursuant to subclauses (C) and (D) above, when taken alone, would not cause a Material Change, then such written confirmation need only cover the incremental additions to discounted future net revenues resulting from the determinations made pursuant to sub-clauses (A) and (B) above to the extent needed to permit the incurrence of such Indebtedness, (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements plus the fair value of any unproved properties acquired since such date, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (I) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets (including Investments in unconsolidated Subsidiaries) of the Company and its Restricted Subsidiaries, as of a date no earlier than the date of the Company's latest audited financial statements, minus (b) the sum of (i) minority interests, (ii) any non-current portion of gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest annual or quarterly financial statements,
(iii) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company's initial or year-end reserve reports), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto, (iv) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production included in determining the discounted future net revenue specified in (a) (i) above (utilizing the same prices utilized in the Company's initial or year-end reserve reports), would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto and (v) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's initial or year-end reserve reports), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties. If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, Adjusted Consolidated Net Tangible Assets will continue to be calculated as if the Company was still using the full cost method of accounting.

  Discounted future net revenue attributable to reserves subject to Production Payments or other third party interests are excluded from the definition of Adjusted Consolidated Net Tangible Assets to the extent indicated,

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

thereby limiting the amount of Indebtedness that may be incurred pursuant to the test set forth in clause (ii) of the first paragraph of the covenant captioned "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness." However, certain estimated volumes of reserves in excess of the delivery requirements under such Production Payments or with respect to commitments to third party interests that are available for sale by the Company are included in the definition of Adjusted Consolidated Net Tangible Assets, thereby increasing the amount of Indebtedness that may be incurred under such test.

  "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of
(i) the amount by which the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Guarantee of such Guarantor at such date and (ii) the amount by which the present fair saleable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding debt in respect of the Guarantee, as they become absolute and matured.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, control when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms controlling and controlled have meanings correlative to the foregoing; provided that a corporation shall not be deemed an Affiliate of the Company solely by reason of having a single common director with the Company who constitutes less than a majority of the directors of either the Company and the other corporation.

  "Asset Sale" means any sale, lease, transfer, exchange or other disposition after the Issue Date having a fair market value of $1 million or more (or series of sales, leases, transfers, exchanges or dispositions during any fiscal year having an aggregate fair market value of such amount) of shares of Capital Stock of a Restricted Subsidiary (other than directors' Qualifying Shares), or of property or assets (including the creation of Dollar-Denominated Production Payments and Volumetric Production Payments, other than Dollar-Denominated Production Payments and Volumetric Production Payments created or sold in connection with the financing of, and within thirty (30) days after, the acquisition of the properties subject thereto) or any interests therein (each referred to for purposes of this definition as a disposition) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (other than (a) by the Company to a Wholly Owned Restricted Subsidiary or by a Subsidiary to the Company or a Wholly Owned Restricted Subsidiary, (b) a sale of oil, gas or other hydrocarbons or other mineral products in the ordinary course of business of the Company's oil and gas production operations, (c) any abandonment, farm-in, farm-out, lease and sub-lease of developed and/or undeveloped properties made or entered into in the ordinary course of business (but excluding (x) any sale of a net profits or overriding royalty interest, in each case conveyed from or burdening proved developed or proved undeveloped reserves and (y) any sale of hydrocarbons or other mineral products as a result of the creation of Dollar-Denominated Production Payments or Volumetric Production Payments, other than Dollar-Denominated Production Payments and Volumetric Production Payments created or sold in connection with the financing of, and within thirty (30) days after, the acquisition of the properties subject thereto), (d) the disposition of all or substantially all of the assets of the Company in compliance with the covenant captioned "-- Certain Covenants--Limitation on Mergers and Consolidations" and "-- Limitations on Sale/Leaseback Transactions," (e) the provision of services and equipment for the operation and development of the Company's oil and gas wells, in the ordinary course of the Company's oil and gas service businesses, notwithstanding that such transactions may be recorded as asset sales in accordance with full cost accounting guidelines, (f) the issuance by the Company of shares of its Capital Stock, (g) any trade or exchange by the Company or any Restricted Subsidiary of oil and gas properties for other oil and gas properties owned or held by another Person provided that (x) the fair market value of the properties traded or exchanged by the Company or such Restricted Subsidiary (including any cash or Cash Equivalents, not to exceed 15% of such fair market value, to be delivered by the Company or such Restricted Subsidiary) is reasonably equivalent to the fair market value of the properties (together with any cash or Cash Equivalents, not to exceed 15% of such fair market value) to be received by the Company or such Restricted Subsidiary as determined in good faith by the Board of Directors of the Company, which determination shall be certified by a resolution of the Board of Directors delivered to the Trustee if such fair market value is in excess of $5.0 million, provided that if such resolution indicates that such fair market value is in excess of $10.0 million such resolution shall be accompanied by a written appraisal by a nationally recognized investment banking firm or appraisal firm, in each case specializing or having a specialty in oil and gas properties, and (y) such exchange is approved by a majority of Disinterested Directors of the Company, (h) the sale, transfer or other disposition in the ordinary course of business of oil and natural gas properties, or interests therein, provided that such properties either (i) do not have proved reserves attributed to them or (ii) were purchased for the purpose of offering such properties for resale or participations by other Persons) and (i) any transaction provided for in the Sale and Participation Agreement dated March 31, 1998 among the Company, Parent and Chesapeake.

  "Attributable Indebtedness" means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the net amount of rent under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

  "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the product of (x) the number of years from such date to the date of each successive scheduled principal payment of such Indebtedness multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Bank Credit Facility" means a revolving credit, term credit and/or letter of credit facility, the proceeds of which are used for working capital and other general corporate purposes to be entered into by one or more of the Company and/or its Restricted Subsidiaries and certain financial institutions, as amended, extended or refinanced from time to time. The Credit Facility will constitute a Bank Credit Facility.

  "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or any committee of the Board of Directors of such Person duly authorized to act on behalf of the Board of Directors of such Person.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock or partnership interests and any and all warrants, options and rights with respect thereto (whether or not currently exercisable), including each class of common stock and preferred stock of such Person.

  "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

  "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of ninety (90) days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) demand and time deposits and certificates of deposit or acceptances with a maturity of ninety (90) days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million; (iii) commercial paper with a maturity of ninety (90) days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by Standard & Poor's Ratings Services or at least P-1 by Moody's Investors Service, Inc.;
(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any commercial bank meeting the specifications of clause (ii) above; and
(v) overnight bank deposits and bankers' acceptances at any commercial bank meeting the qualifications specified in clause (ii) above.

  "Consolidated Interest Coverage Ratio" means, for any Reference Period, the ratio on a pro forma basis of (a) the sum of (i) Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) Consolidated Tax Expense, (iv) depreciation and depletion of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP on a consolidated basis plus (v) amortization of the Company and its Restricted Subsidiaries including, without limitation, amortization of capitalized debt issuance costs, as determined in accordance with GAAP on a consolidated basis, in each case as determined for the Reference Period to (b) Consolidated Interest Expense for such Reference Period; provided, that, in calculating each of the items set forth in the foregoing (i) acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date") shall be assumed to have occurred on the first day of the Reference Period, (ii) the incurrence of any Indebtedness (including the issuance of the Notes) or issuance of any Disqualified Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of such Reference Period, (iii) any Indebtedness that had been outstanding during the Reference Period that has been repaid on or prior to the Transaction Date shall be assumed to have been repaid as of the first day of such Reference Period, (iv) the Consolidated Interest Expense attributable to interest on any Indebtedness or dividends on any Disqualified Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the rate in effect on the Transaction Date was the average rate in effect during the entire Reference Period and (v) in determining the amount of Indebtedness pursuant to the covenant captioned "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness," the incurrence of Indebtedness or issuance of Disqualified Stock giving rise to the need to calculate the Consolidated Interest Coverage Ratio and, to the extent the net proceeds from the incurrence or issuance thereof are used to retire Indebtedness, the application of the proceeds therefrom shall be assumed to have occurred on the first day of the Reference Period.

  "Consolidated Interest Expense" means, with respect to the Company and its Restricted Subsidiaries, for the Reference Period, the aggregate amount (without duplication) of (a) interest expensed in accordance with GAAP (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations, but excluding interest attributable to Dollar-Denominated Production Payments and amortization of deferred debt expense) during such period in respect of all Indebtedness of the Company and its Restricted Subsidiaries (including (i) amortization of original issue discount on any Indebtedness (other than with respect to the Notes), (ii) the interest portion of all deferred payment obligations, calculated in accordance with GAAP and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptance financings and currency and interest rate swap arrangements, in each case to the extent attributable to such period), and (b) dividend requirements of the Company and its Restricted Subsidiaries with respect to any Preferred Stock or Disqualified Stock dividends (whether in cash or otherwise (except dividends paid solely in shares of Capital Stock other than Disqualified Stock)) paid (other than to the Company or any of its Restricted Subsidiaries), declared, accrued or accumulated during such period, divided by one minus the applicable actual combined federal, state, local and foreign income tax rate of the Company and its Subsidiaries (expressed as a decimal), on a consolidated basis, for the Reference Period preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense, in each case to the extent attributable to such period and excluding items eliminated in consolidation. For purposes of this definition, (a) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (b) interest expense attributable to any Indebtedness represented by the guarantee by the Company or a Restricted Subsidiary of the

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

Company of an obligation of another Person (other than the Company or any other Restricted Subsidiary) shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

  "Consolidated Net Income" of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net
Income: (a) any net income of any Person if such Person is not the Company or a consolidated Restricted Subsidiary, except that (i) subject to the limitations contained in clause (d) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below) and (ii) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income; (b) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (c) the net income of any Restricted Subsidiary to the extent that the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, is prohibited;
(d) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or any Restricted Subsidiary (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person; (e) any gain (but not loss) from currency exchange transactions not in the ordinary course of business consistent with past practice; (f) the cumulative effect of a change in accounting principles; (g) to the extent deducted in the calculation of net income, the non-cash charges associated with the repayment of Indebtedness with the proceeds from the sale of the Notes and the prepayment of any of the Notes; (h) any write-downs of non-current assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and (i) any gain (but not loss) attributable to extraordinary items.

  "Consolidated Net Worth" means, with respect to the Company and its Restricted Subsidiaries, as at any date of determination, the sum of Capital Stock (other than Disqualified Stock) and additional paid-in capital plus retained earnings (or minus accumulated deficit) minus all intangible assets, including, without limitation, organization costs, patents, trademarks, copyrights, franchises, research and development costs, and any amount reflected in treasury stock, of the Company and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP.

  "Consolidated Tax Expense" means, for any Reference Period, the provisions for federal, state, local and foreign income taxes (including state franchise taxes accounted for as income taxes in accordance with GAAP) of the Company and its Restricted Subsidiaries for such Reference Period as determined on a consolidated basis in accordance with GAAP; provided, that if for any Reference Period the Company and its Restricted Subsidiaries has a federal, state, local and foreign income tax benefit reported in accordance with GAAP, such benefit shall be subtracted from the numerator of the Consolidated Interest Coverage Ratio.

  "Disinterested Director" means, with respect to an Affiliate Transaction or series of related Affiliate Transactions, a member of the Board of Directors of the Company who has no financial interest, and whose employer has no financial interest, in such Affiliate Transaction or series of related Affiliate Transactions.

  "Disqualified Stock" means any Capital Stock of the Company or any Restricted Subsidiary of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event or with the passage of time, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date or which is exchangeable or convertible into debt securities of the Company or any Restricted Subsidiary of the Company, except to the extent that such exchange or conversion rights cannot be exercised prior to the Maturity Date.

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

  "Dollar-Denominated Production Payments" mean production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

  "Equity Offering" means any underwritten public offering of common stock of Parent pursuant to a registration statement (other than Form S-8) filed pursuant to the Securities Act or any private placement of Capital Stock (other than Disqualified Stock) of Parent (other than to any Person who, prior to such private placement, was a Subsidiary of Parent or any other Person controlled by Parent) which offering or placement is consummated after the Issue Date.

  "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

  "GAAP" means generally accepted accounting principles as in effect in the United States of America as of the Issue Date.

  "Guarantee" or "Guarantees" means (i) initially, the Guarantee given by Parent in the Indenture and (ii) thereafter, any Guarantee issued by existing or future Restricted Subsidiaries pursuant to Article X of the Indenture.

  "Guarantor" means (i) initially, Parent, (ii) each of the Subsidiaries that becomes a guarantor of the Notes in compliance with the provisions of Article X of the Indenture and (iii) each of the Subsidiaries executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture; in each case until such time, if any, as such Subsidiary is released from the Guarantee pursuant to Section 10.04 of the Indenture.

  "Holder" means a Person in whose name a Note is registered on the Registrar's books.

  "Indebtedness" means, without duplication, with respect to any Person, (a) all obligations of such Person (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services (other than accounts payable or other obligations arising in the ordinary course of business), (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks,
(v) for the payment of money relating to a Capitalized Lease Obligation, or
(vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all net obligations of such Person under interest rate swap obligations, commodity swap obligations and foreign currency hedges, except to the extent such net obligations are taken into account in the determination of future net revenues from proved oil and gas reserves for purposes of the calculation of Adjusted Consolidated Net Tangible Assets; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that are otherwise its legal liability (including, with respect to any Production Payment, any warranties or guaranties of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment); (d) Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of (1) the full amount of such obligations so secured and (2) the fair market value of such asset, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a resolution of such Board; (e) with respect to such Person, the liquidation preference or any mandatory redemption payment obligations in respect of Disqualified Stock; (f) the aggregate preference in respect of amounts payable on the issued and outstanding shares of Preferred Stock of any of the Company's Restricted Subsidiaries in the event of any voluntary or involuntary liquidation, dissolution or winding up (excluding any such preference attributable to such shares of Preferred Stock that are owned by such Person or any of its Restricted Subsidiaries; provided, that if such Person is the Company, such exclusion shall be for such preference attributable to such shares of Preferred Stock that are owned by the Company or any of its Restricted Subsidiaries); and (g) any and all deferrals, renewals, extensions, refinancings and refundings

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

(whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a),
(b), (c), (d), (e), (f) or this clause (g), whether or not between or among the same parties. Subject to clause (c) of the preceding sentence, neither Dollar Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

  "Investment" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of assets, Indebtedness, Capital Stock or other securities of any other Person, (iv) investment in the Notes and (v) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) or advances on a balance sheet of such Person prepared in accordance with GAAP.

  "Issue Date" means the date on which the Notes are originally issued under the Indenture.

  "Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction).

  "Make-Whole Amount" with respect to a Note means an amount equal to the excess, if any, of (i) the present value of the remaining interest, premium, and principal payment due on such Note as if such Note were redeemed on May 1, 2002, in each case computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the outstanding principal amount of such Note. "Treasury Rate" is defined as the yield to maturity at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal (a) to the then remaining maturity of the Notes assuming redemption of the Notes on May 1, 2002; provided, however, that if the Make-Whole Average Life of such Note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. "Make-Whole Average Life" means the number of years (calculated to the nearest one-twelfth of a year) between the date of redemption and May 1, 2002.

  "Make-Whole Price" means the greater of (i) the sum of the outstanding principal amount and Make-Whole Amount of such Note, and (ii) the redemption price of such Note on May 1, 2005, determined pursuant to the Indenture.

  "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than either (i) 10% from the end of the immediately preceding fiscal quarter in the estimated discounted future net revenue from proved oil and gas reserves of the Company and its Restricted Subsidiaries, or (ii) 20% from the end of the immediately preceding year in the estimated discounted future net revenue from proved oil and gas reserves of the Company and its Restricted Subsidiaries, in each case calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (a) any acquisitions of oil and gas reserves made after the end of the immediately preceding year for which the discounted future net revenues have been estimated by independent petroleum engineers since the end of the preceding year and on which a report or reports exist and (b) any disposition of properties existing at the beginning of the current year, as the case may be, for purposes of clause (i) or clause (ii) above, that have been disposed of as provided in the covenant captioned "--Certain Covenants--Limitation on Sale of Assets."

  "Maturity Date" means May 1, 2005.

  "Net Cash Proceeds" means (a) with respect to any Asset Sale or Sale/Leaseback Transaction of any Person, an amount equal to aggregate cash proceeds received (including any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and excluding any other consideration until such time as such consideration is converted into cash) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state or local taxes required to be accrued as a liability as a consequence of such Asset Sale or Sale/Leaseback Transaction, and (b) in the case of any sale by the Company of securities pursuant to clauses (B) or (C) of section (iii) of the covenant captioned "--Certain Covenants--Limitation on Restricted Payments," the amount of aggregate net cash proceeds received by the Company, after payment of expenses, commissions, discounts and any other transaction costs incurred in connection therewith.

  "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries, minus (ii) all current liabilities of the Company and its Restricted Subsidiaries (including the current portion of gas balancing liabilities), except current liabilities included in Indebtedness.

  "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of a Person as to which (a) neither the Company nor any Restricted Subsidiary (i) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness or (ii) is directly or indirectly liable for such Indebtedness and (b) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against such Person) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than Non-Recourse Indebtedness) of the Company or its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

  "Oil and Gas Business" means the business of the exploration for, and exploitation, development, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resources businesses (including oil and gas services businesses related to the foregoing).

  "Oil and Gas Securities" means the Voting Stock of a Person primarily engaged in the Oil and Gas Business, provided that such Voting Stock shall constitute a majority of the Voting Stock of such Person.

  "Permitted Business Investments" means (i) Investments in assets used in the Oil and Gas Business; (ii) the acquisition of Oil and Gas Securities; (iii) the entry into operating agreements, joint ventures, processing agreements, farm-out agreements, development agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited) or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding solely for purposes of this clause (iii), however, Investments in corporations; (iv) the acquisition of working interests, royalty interests or mineral leases relating to oil and gas properties; (v) Investments by the Company or any Wholly Owned Restricted Subsidiary in any Person which, immediately prior to the making of such Investment, is a Wholly Owned Restricted Subsidiary; (vi) Investments in the Company by any Wholly Owned Restricted Subsidiary; (vii) Investments permitted under the covenant captioned "--Certain Covenants--Limitation on Sales of Assets" and "--Limitations on Sale/Leaseback Transactions;" (viii) Investments in any Person the consideration for which consists of Capital Stock (other than Disqualified Stock); and (ix) Investments constituting obligations under hedging arrangements described in clause (viii) of the definition of "Permitted Indebtedness."

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

  "Permitted Company Refinancing Indebtedness" means Indebtedness of the Company, the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of the Company, provided that
(i) if the Indebtedness (including the Notes) being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment to the Notes, then such Indebtedness is pari passu or subordinated in right of payment to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iii) such Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased; provided, further, that such Indebtedness (to the extent that such Indebtedness constitutes Permitted Company Refinancing Indebtedness) is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP).

  "Permitted Financial Investments" means the following kinds of instruments if, in the case of instruments referred to in clauses (i) through (iv) below, on the date of purchase or other acquisition of any such instrument by the Company or any Subsidiary, the remaining term to maturity is not more than one year: (i) readily marketable obligations issued or unconditionally guaranteed as to principal of and interest on by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America; (ii) repurchase obligations for instruments of the type described in clause (i) for which delivery of the instrument is made against payment; (iii) obligations (including, but not limited to, demand or time deposits, bankers' acceptances and certificates of deposit) issued by a depository institution or trust company incorporated or doing business under the laws of the United States of America, any state thereof or the District of Columbia or a branch or subsidiary of any such depository institution or trust company operating outside the United States, provided, that such depository institution or trust company has, at the time of the Company's or such Subsidiary's investment therein or contractual commitment providing for such investment, capital surplus or undivided profits (as of the date of such institution's most recently published financial statements) in excess of $500.0 million; (iv) commercial paper issued by any corporation, if such commercial paper has, at the time of the Company's or any Subsidiary's investment therein or contractual commitment providing for such investment, credit ratings of A-1 (or higher) by Standard & Poor's Ratings Services and P-1 (or higher) by Moody's Investors Services, Inc.; and (v) money market mutual or similar funds having assets in excess of $500.0 million.

  "Permitted Indebtedness" means (i) Indebtedness of the Company and its Restricted Subsidiaries outstanding as of the Issue Date; (ii) Indebtedness of the Company and its Restricted Subsidiaries that are Guarantors under a Bank Credit Facility as the same may be amended, refinanced or replaced, in a principal amount outstanding at any time not to exceed a principal amount equal to the greater of (a) $25.0 million and (b) 10% of Adjusted Consolidated Net Tangible Assets plus related accrued interest and costs, less any Net Cash Proceeds applied pursuant to the covenant "--Limitation on Sale of Assets" to repay or prepay such Indebtedness that results in a permanent reduction in any revolving credit or other commitment relating thereto or the maximum amount that may be borrowed thereunder; (iii) other Indebtedness of the Company and its Restricted Subsidiaries in a principal amount not to exceed $10.0 million at any one time outstanding; (iv) Non-Recourse Indebtedness; (v) Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company and Indebtedness of any Restricted Subsidiary of the Company to the Company or another Wholly Owned Restricted Subsidiary of the Company; (vi) Permitted Company Refinancing Indebtedness; (vii) Permitted Subsidiary Refinancing Indebtedness; (viii) obligations under hedging arrangements that the Company and its Subsidiaries enter into in the ordinary course of business for the purpose of protecting their production against fluctuations in oil and natural gas prices; (ix) Indebtedness under the Notes; (x) Indebtedness of a

Subsidiary pursuant to a Guarantee of the Notes pursuant to Article X of the Indenture; and (xi) any interest rate hedging obligations so long as the related Indebtedness constitutes the Notes or the Bank Credit Facility.

  "Permitted Investments" means Permitted Business Investments and Permitted Financial Investments.

  "Permitted Liens" means (i) Liens outstanding as of the Issue Date; (ii) Liens now or hereafter securing a Bank Credit Facility; provided, however, such Liens are limited to securing Indebtedness in an amount not in excess of that permitted to be incurred in accordance with clause (ii) of the definition of Permitted Indebtedness; (iii) Liens now or hereafter securing any interest rate hedging obligations so long as the related Indebtedness constitutes the Notes or the Bank Credit Facility (or any Refinancing Indebtedness of the Company in respect thereof); (iv) Liens securing Indebtedness, the proceeds of which are used to refinance secured Indebtedness of the Company or its Restricted Subsidiaries; provided, that such Liens extend to or cover only the property or assets currently securing the Indebtedness being refinanced; (v) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP; (vi) mechanics', workmen's, materialmen's, operators' or similar Liens arising in the ordinary course of business; (vii) Liens in connection with workers' compensation, unemployment insurance or other social security, old age pension or public liability obligations; (viii) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business; (ix) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of real properties, and minor defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of property or services, and in the aggregate do not materially adversely affect the value of such properties or materially impair use for the purposes of which such properties are held by the Company or any Restricted Subsidiaries;
(x) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof, (xi) Liens on pipeline or pipeline facilities which arise out of operation of law; (xii) judgment and attachment Liens not giving rise to an Event of Default or Liens created by or existing from any litigation or legal proceeding that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been made; (xiii) (a) Liens upon any property of any Person existing at the time of acquisition thereof by the Company or a Restricted Subsidiary, (b) Liens upon any property of a Person existing at the time such Person is merged or consolidated with the Company or any Restricted Subsidiary or existing at the time of the sale or transfer of any such property of such Person to the Company or any Restricted Subsidiary, or (c) Liens upon any property of a Person existing at the time such Person becomes a Restricted Subsidiary; provided, that in each case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, and provided that in each such case no such Lien shall extend to or cover any property of the Company or any Restricted Subsidiary other than the property being acquired and improvements thereon; (xiv) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business; (xv) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank; (xvi) purchase money security interests granted in connection with the acquisition of assets in the ordinary course of business and consistent with past practices, provided, that (A) such Liens attach only to the property so acquired with the purchase money indebtedness secured thereby and (B) such Liens secure only Indebtedness that is not in excess of 100% of the purchase price of such assets; (xvii) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases; (xviii) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing (but not refining) of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business; (xix) Liens securing obligations under hedging arrangements that the Company enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in oil and natural gas prices; and (xx) Liens to secure Dollar-Denominated Production Payments and Volumetric Production Payments.

  "Permitted Subsidiary Refinancing Indebtedness" means Indebtedness of any Restricted Subsidiary, the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of such Restricted Subsidiary, provided that (i) if the Indebtedness (including any Guarantee) being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment to the Guarantee, then such Indebtedness is pari passu with or subordinated in right of payment to, as the case may be, the Guarantee at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and (iii) such Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, provided, further, that such Indebtedness (to the extent that such Indebtedness constitutes Permitted Subsidiary Refinancing Indebtedness) is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with
GAAP); provided, however, that a Restricted Subsidiary shall not incur refinancing Indebtedness to renew, extend, refinance, refund or repurchase outstanding Indebtedness of another Subsidiary unless such other Subsidiary is a Guarantor.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated), which is preferred as to the payment of dividends, or upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

  "Reference Period" means, with respect to any Person, the four full consecutive fiscal quarters ended with the last full fiscal quarter for which financial information is available immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

  "Restricted Payment" means, with respect to any Person, any of the following: (i) any dividend or other distribution in respect of such Person's Capital Stock (other than (a) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock); (b) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Restricted Subsidiary of the Company; (c) so long as no default shall have occurred and be continuing under the Indenture, cash dividends in an amount equal to the required cash interest payments on the Senior Secured Discount Notes; (d) to the extent necessary to permit the Parent to pay overhead, tax liabilities, legal, accounting or other professional fees and expenses and any fees and expenses associated with registration statements filed with the Commission and subsequent ongoing public reporting requirements, in each case to the extent actually incurred by the Parent in connection with acting as a holding company for the Company and its Subsidiaries); or (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock, or any option, warrant, or other right to acquire shares of Capital Stock, of the Company or any of its Restricted Subsidiaries (but excluding (a) any cashless exercise of warrants or options or (b) payments in respect of cash elections or phantom stock or similar awards under any director or employee benefit plan or arrangement provided such payment is recorded as a compensation expense); (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes; and
(iv) the making by such Person of any Investment other than a Permitted Investment.

  "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that, immediately after giving effect to such designation, the Company could incur at least $1.00 in additional Indebtedness pursuant to the first paragraph of the covenant captioned "--Certain Covenants Limitation on Incurrence of Additional Indebtedness."

  "Sale Leaseback Transaction" means with respect to the Company or any of its Restricted Subsidiaries, any arrangement with any Person providing for the leasing by the Company or any of its Restricted Subsidiaries of any principal property, acquired or placed into service more than one hundred eighty (180) days prior to such arrangement, whereby such property has been or is to be sold or transferred by the Company or any of its Restricted Subsidiaries to such Person.

  "Security Documents" means, collectively, all security agreements, mortgages, deeds of trusts, assignments, financing statements and other documents at any time executed and delivered in connection with the creation, perfection, priority or continuation of the Lien upon the Collateral as security for the obligations of the Company and any Guarantor under the Notes, the Indenture and any Guarantee.

  "Senior Indebtedness" means as to any Person, Indebtedness of such Person (whether outstanding on the Issue Date or thereafter incurred), unless such Indebtedness is contractually subordinate or junior in right of payment of principal, premium and interest to the Notes.

  "Senior Indebtedness of a Guarantor" means any Indebtedness of such Guarantor (whether outstanding on the date hereof or hereafter incurred), unless such Indebtedness is contractually subordinate or junior in right of payment of principal, premium and interest to the Guarantees.

  "Subordinated Indebtedness of a Guarantor" means any Indebtedness of such Guarantor (whether outstanding on the date hereof or hereafter incurred) which is contractually subordinate or junior in right of payment of principal, premium and interest to the Guarantees.

  "Subordinated Indebtedness of the Company" means any Indebtedness of the Company (whether outstanding on the date hereof or hereafter incurred) which is contractually subordinate or junior in right of payment of principal, premium and interest to the Notes.

  "Subsidiary" means any subsidiary of the Company. A subsidiary of any Person means (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person,
(ii) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50% of the assets of such partnership upon its dissolution, or (iii) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Unrestricted Subsidiary" means (i) any Subsidiary of an Unrestricted Subsidiary or (ii) any Subsidiary of the Company or of a Restricted Subsidiary that is designated as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors in accordance with the requirements of the following sentence; provided that in no event shall the assets owned by the Company on the Issue Date (after giving effect to the Recapitalization) be transferred to or held by an Unrestricted Subsidiary. The Company may designate any Subsidiary of the Company or of a Restricted Subsidiary (including a newly acquired or newly formed Subsidiary or any Restricted Subsidiary of the Company), to be an Unrestricted Subsidiary by a resolution of the Board of Directors of the Company, as evidenced by written notice thereof delivered to the Trustee, if after giving effect to such designation, (i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant captioned "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness," (ii) the Company could make an additional Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant captioned "--Certain Covenants--Limitation on Restricted Payments," (iii) such Subsidiary does not own or hold any Capital Stock of, or any lien on any property of, the Company or any Restricted Subsidiary, (iv) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Non-Recourse Indebtedness, (v) neither the Company nor any Restricted Subsidiary guarantees any Indebtedness of such Subsidiary or otherwise directly or indirectly provides any credit support to such Subsidiary, (vi) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation, (x) to subscribe for additional Capital Stock, or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results and (vii) no Default or Event of Default would occur or be continuing after giving effect to such designation.

  "U.S. Government Securities" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) are not callable or redeemable at the option of the issuer thereof.

  "U.S. Legal Tender" means such coin or currency of the United States as at the time of payment shall be legal tender for the payment of public and private debts.

  "Volumetric Production Payments" mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

  "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of contingency) to vote in the election of members of the Board of Directors or other governing body of such person.

  "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all of the Capital Stock (other than directors' qualifying shares if applicable) of which is owned by the Company or another Wholly Owned Restricted Subsidiary.

EVENTS OF DEFAULT

  The following are "Events of Default" under the Indenture:

    (i) default by the Company or any Guarantor in the payment of principal of or premium, if any, on the Notes when due and payable at maturity, upon repurchase pursuant to a Change of Control Offer or a Net Proceeds Offer, upon acceleration or otherwise; or

    (ii) default by the Company or any Guarantor for 30 days in payment of any interest on the Notes; or

    (iii) default by the Company or any Guarantor in the deposit of any optional redemption payment; or

    (iv) default by the Company or any Guarantor in the performance of the covenants discussed under "--Certain Covenants--Limitation on Mergers and Consolidations;" or

    (v) default by the Company or any Restricted Subsidiary in the performance of any other covenant or agreement in the Indenture (other than those described in clauses (i) through (iv) above) or any Security Document which shall not have been remedied within thirty (30) days after written notice by the Trustee or by the Holders of at least 25% in principal amount of the Notes then outstanding; or

    (vi) the occurrence and continuation beyond any grace period of any default in the payment when due, whether by acceleration or otherwise, of the principal of (premium, if any, on) and interest on any other Indebtedness of Gothic or the Company or any Restricted Subsidiary of the Company, or any other default

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

causing Acceleration of any Indebtedness of Gothic or the Company or any Restricted Subsidiary having an outstanding principal amount of $10.0 million or more, individually or in the aggregate; or

    (vii) the commencement of proceedings, or the taking of any enforcement action (including by way of set-off), by any holder of at least $10.0 million in aggregate principal amount of Indebtedness (including any amounts owed pursuant to a judgment or order) of Gothic or the Company or any Subsidiary (other than an Unrestricted Subsidiary provided that neither Gothic or the Company nor any Restricted Subsidiary is liable, directly or indirectly, for such Indebtedness), after a default under such Indebtedness, to retain in satisfaction of such Indebtedness or to collect or seize, dispose of or apply in satisfaction of such Indebtedness, property or assets of Gothic or the Company or its Restricted Subsidiaries having a fair market value in excess of $10.0 million individually or in the aggregate; provided that if any such proceedings or actions are terminated or rescinded, or such Indebtedness is repaid or settled, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as (a) such rescission does not conflict with any judgment or decree and (b) the holder of such Indebtedness shall not have applied any such property or assets in satisfaction of such Indebtedness; or

    (viii) the entry by a court of one or more judgments or orders for the payment in cash or other assets of $10.0 million or more individually or in the aggregate (net of applicable insurance coverage acknowledged in writing by the insurance carrier) having been rendered against Gothic or the Company or any Subsidiary (other than an Unrestricted Subsidiary; provided that neither Gothic or the Company nor any Restricted Subsidiary is liable, directly or indirectly, for such judgment or order) and such judgment or order shall continue unsatisfied and unstayed for a period of sixty (60) days; or

    (ix) the occurrence of certain events giving rise to ERISA liability; or

    (x) the failure of a Guarantee by a Guarantor to be in full force and effect (other than a release of a Guarantee in accordance with the Indenture), or the denial or disaffirmance by such entity thereof;

    (xi) certain events involving bankruptcy, insolvency or reorganization of Gothic, the Company or any Restricted Subsidiary of the Company;

    (xii) any of the Security Documents cease to be in full force and effect (other than in accordance with their respective terms or the terms of the Indenture), or any of the Security Documents cease to give the Trustee the Liens, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or the Company denies any of its obligations under any Security Document or any Collateral becomes subject to any Lien other than the Liens created or permitted by the Security Documents; or

    (xiii) the Company shall for any reason cease to be a Wholly-Owned Restricted Subsidiary of Parent.

  The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any default (except in payment of principal of, or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the Holders of the Notes to do so.

  The Indenture provides that if an Event of Default occurs and is continuing with respect to the Indenture, the Trustee or the Holders of not less than 25% in principal amount of the Notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest on all Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company occurs and is continuing, the principal of, and premium, if any, and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. The amount due and payable on the acceleration of any Note will be equal to 100% of the principal amount of such Note, plus accrued interest to the date of payment. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

  The Indenture provides that no Holder of a Note may pursue any remedy under the Indenture unless (i) the Trustee shall have received written notice of a continuing Event of Default, (ii) the Trustee shall have

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

received a request from Holders of at least 25% in principal amount of the Notes to pursue such remedy, (iii) the Trustee shall have been offered indemnity reasonably satisfactory to it, (iv) the Trustee shall have failed to act for a period of sixty (60) days after receipt of such notice, request and offer of indemnity and (v) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Notes; provided, however, such provision does not affect the right of a Holder of a Note to sue for enforcement of any overdue payment thereon.

  The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture. The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

POSSESSION, USE AND RELEASE OF COLLATERAL

  Unless an Event of Default shall have occurred and be continuing, subject to the terms of the security documents securing the Credit Facility, the Company will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

  Release of Collateral. Upon compliance by the Company with the conditions set forth below in respect of any Asset Sale, the Trustee will release the Released Interests (as defined below) from the Lien of the Security Documents and reconvey the Released Interests to the Company. The Company will have the right to obtain a release of items of Collateral (the "Released Interests") subject to an Asset Sale upon compliance with the condition that the Company deliver to the Trustee the following:

    (a) A notice from the Company requesting the release of Released Interests, (i) describing the proposed Released Interests, (ii) specifying the value of such Released Interests on a date within 60 days of such Company notice (the "Valuation Date"), (iii) stating that the purchase price to be received is at least equal to the fair market value of the Released Interests, (iv) stating that the release of such Released Interests will not interfere with the Trustee's (or the Agent's, in the event Indebtedness remains outstanding under the Credit Facility) ability to realize the value of the remaining Collateral and will not impair the maintenance and operation of the remaining Collateral, (v) confirming the sale of, or an agreement to sell, such Released Interests in a bona fide sale to a person that is an Affiliate, confirming that such sale is made in compliance with the provisions set forth in "--Certain Covenants-- Limitation on Transactions with Affiliates," (vi) certifying that such Asset Sale complies with the terms and conditions of the Indenture with respect thereto, and (vii) in the event there is to be a substitution of property for the Collateral subject to the Asset Sale, specifying the property intended to be substituted for the Collateral to be disposed of;

    (b) An Officers' Certificate of the Company stating that (i) such Asset Sale covers only the Released Interests and complies with the terms and conditions of the Indenture with respect to Asset Sales, (ii) all Net Cash Proceeds from the sale of any of the Released Interests will be applied pursuant to the provisions of the Indenture in respect of Asset Sales,
  (iii) there is no Default or Event of Default in effect or continuing on the date thereof, the Valuation Date or the date of such Asset Sale, (iv) the release of the Collateral will not result in a Default or Event of Default under the Indenture, and (v) all conditions precedent in the Indenture relating to the release in question have been complied with; and

    (c) All documentation required by the Trust Indenture Act, if any, prior to the release of Collateral by the Trustee and, in the event there is to be a substitution of property for the Collateral subject to the Asset Sale, all documentation necessary to effect the substitution of such new Collateral.

  Disposition of Collateral with Release. Notwithstanding the provisions of "--Release of Collateral" above, so long as no Event of Default shall have occurred and be continuing, the Company may, without any release or

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

consent by the Trustee, do any number of ordinary course activities in respect of the Collateral, in limited dollar amounts specified by the Trust Indenture Act, upon satisfaction of certain conditions.

MODIFICATION AND WAIVER

  The Indenture provides that modifications and amendments to the Indenture or the Notes may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of a majority in principal amount of the Notes then outstanding; provided that no such modification or amendment may, without the consent of the Holder of each Note then outstanding affected thereby, (i) reduce the percentage of principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the rate or change the time for payment of interest, including defaulted interest, on any Note; (iii) reduce the principal amount of any Note or change the Maturity Date of the Notes; (iv) reduce the redemption price, including premium, if any, payable upon redemption of any Note or change the time at which any Note may or shall be redeemed; (v) reduce the repurchase price, including premium, if any, payable upon the repurchase of any Note or change the time at which any Note may or shall be repurchased; (vi) make any Note payable in money other than that stated in the Note; (vii) impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any Note; (viii) make any change in the percentage of principal amount of Notes necessary to waive compliance with certain provisions of the Indenture; or (ix) waive a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes. The Indenture provides that modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any holders of Notes in certain limited circumstances, including (a) to cure any ambiguity, omission, defect or inconsistency, (b) to provide for the assumption of the obligations of the Company or any Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or such Guarantor, (c) to reflect the release of any Guarantor from its Guarantee, or the addition of any Subsidiary of the Company as a Guarantor, in the manner provided in the Indenture, (d) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939 or (e) to make any change that would provide any additional benefit to the Holders or that does not adversely affect the rights of any Holder of Notes in any material respect.

  The Indenture provides that neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes or the Indenture unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time period set forth in any solicitation documents relating to such consent.

  The Indenture provides that the Holders of a majority in aggregate principal amount of the Notes then outstanding may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of Holders of such Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to such Notes concerning the issuance of temporary Notes, transfers and exchanges of Notes, replacement of mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency where Notes may be surrendered for transfer or exchange or presented for payment, and duties of paying agents, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants described under "--Certain Covenants" ("Covenant

Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment events) described under "--Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee or other qualifying Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. Legal Tender, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the Maturity Date or on the applicable mandatory redemption date, as the case may be, of such principal or installment of principal, premium, if any, or interest; (ii) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred, (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any other material agreement or instrument to which the Company is a party or by which the Company is bound;
(vi) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

GOVERNING LAW

  The Indenture provides that it will be governed by, and construed in accordance with, the laws of the State of New York, but without giving effect to principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

  The Bank of New York is the Trustee under the Indenture. Its address is 101 Barclay Street, New York, New York 10286. The Company has also appointed the Trustee as the initial Registrar, Transfer Agent and Paying Agent under the Indenture.

  The Trustee is permitted to become an owner or pledgee of Notes and may otherwise deal with the Company or its Subsidiaries or Affiliates with the same rights it would have if it were not Trustee. If, however, the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act of 1939), it must eliminate such conflict or resign. The Indenture will provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of such person's own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the Holders of the Notes, unless such Holders have offered the Trustee indemnity reasonably satisfactory to it.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

  The Company, Parent and the Initial Purchasers have entered into the Registration Rights Agreement on or prior to the date of the Indenture. The following summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Registration Rights Agreement. Copies of the form of Registration Rights Agreement are available upon request.

  Pursuant to the Registration Rights Agreement, the Company and Parent are obligated to file with the Commission a registration statement (the "Exchange Offer Registration Statement") on an appropriate form under the Securities Act with respect to a new series of Notes (the "Exchange Notes") issuable in exchange for the Notes. The terms of the Exchange Notes will be identical to the Notes, except that the Exchange Notes will not contain restrictions on transfer. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement or not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any holder of Transfer Restricted Securities notifies the Company within the specified time period that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company and the Guarantors in existence on the Issue Date will file with the Commission a shelf registration statement (the "Shelf Registration Statement" and, together with the Exchange Offer Registration Statement, the "Registration Statements") on an appropriate form under the Securities Act to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company and the Guarantors in existence on the Issue Date will use their reasonable best efforts to cause the applicable Registration Statement to be declared effective as promptly as possible by the Commission, but in no event later than the Effectiveness Target Dates (as defined herein) specified in the immediately following paragraph. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until (i) the date on which such Note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer, (ii) if such Note is exchanged by a broker-dealer in the Exchange Offer for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Act or may be sold without restrictions pursuant to Rule 144(k) under the Securities Act.

  The Registration Rights Agreement provides that (i) the Company and Parent will file the Exchange Offer Registration Statement with the Commission on or prior 45 days after the Issue Date, (ii) the Company and the Guarantors in existence on the Issue Date will use their reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 120 days after the Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its reasonable best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company and the Guarantors in existence on the Issue Date will use their reasonable best efforts to file the Shelf Registration Statement with the Commission on or prior to 45 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 120 days after such filing obligation arises. If (a) the Company and the Guarantors in existence on the Issue Date fail to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company and the Guarantors in existence on the Issue Date fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above being referred to as a "Registration Default"), then the Company will be obligated to pay Liquidated Damages to each Holder of Notes constituting Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal $0.05 per week per $1,000 principal amount of Notes constituting Transfer Restricted Securities held by such Holder. The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes constituting Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages, if any, of $0.30 per week per $1,000 principal amount of such Notes. All accrued Liquidated Damages, if any, will be paid by the Company on each Damages Payment Date (as defined in the Registration Rights Agreement) to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wife transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. At such time as all Registration Defaults have been cured, the accrual of Liquidated Damages, if any, will cease.

  Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

BOOK-ENTRY; DELIVERY; FORM AND TRANSFER

 GENERAL

  The Notes which are sold to QIBs initially will be in the form of one or more registered global notes without interest coupons (collectively, the "U.S. Global Notes"). Upon issuance, the U.S. Global Notes will be deposited with the Trustee, as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's Direct Participants and Indirect Participants (as defined below). The Notes which are sold in offshore transactions in reliance on Regulation S, if any, initially will be in the form of one or more registered, global book-entry notes without interest coupons (the "Reg S Global Notes"). The Reg S Global Notes will be deposited with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of a nominee of DTC for credit to the accounts of Indirect Participants at the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("CEDEL"). During the 40-day period commencing on the date after the later of the offering date and the Issue Date of the Notes (the "40-Day Restricted Period"), beneficial interests in the Reg S Global Notes may be held only through Euroclear or CEDEL and, pursuant to DTC's procedures, Indirect Participants that hold a beneficial interest in the Reg S Global Note will not be able to transfer such interest to a Person that takes delivery thereof in the form of an interest in the U.S. Global Notes. After the 40-Day Restricted Period, (i) beneficial interests in the Reg S Global Notes may be transferred to a Person that takes delivery in the form of an interest in the U.S. Global Notes and (ii) beneficial. interest in the U.S. Global Notes may be transferred to a Person that takes delivery in the form of an interest in the Reg S Global Notes, provided, in each case, that the certification requirements described below are complied with. See "--Transfers of Interests in One Global Note for Interests in Another Global Note" below. All registered global notes are referred to herein collectively as "Global Notes".

  Beneficial interests in all Global Notes and all Certificated Notes (as defined below), if any, will be subject to certain restrictions on transfer and will bear a restrictive legend as described under "Notice to Investors." In addition, transfer of beneficial interests in any Global Notes will be subject to the applicable rules and procedures of DTC and its Direct Participants or Indirect Participants (including, if applicable, those of Euroclear and CEDEL), which may change from time to time.

  The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form in certain limited circumstances. See "--Transfers Of Interests in Global Notes for Certificated Notes" below.

  Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

 DEPOSITARY PROCEDURES

  DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Participants. The Direct Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations, including Euroclear and CEDEL. Access to DTC's system is also available to other entities that clear through or maintain a direct or indirect custodial relationship with a Direct Participant (collectively, the "Indirect Participants"). DTC may hold securities beneficially owned by other Persons only through the Direct Participants or Indirect Participants and such other Persons' ownership interest and transfer of ownership interest will be recorded only on the records of the Direct Participant and/or Indirect Participant, and not on the records maintained by DTC.

  DTC has also advised the Company that, pursuant to DTC's procedures, (i) upon deposit of the Global Notes, DTC will credit the accounts of the Direct Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes allocated by the Initial Purchasers to such Direct Participants, and (ii) DTC will maintain records of the ownership interests of such Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

  Investors in the U.S. Global Notes may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC. Investors in the Reg S Global Notes may hold their interests therein directly through Euroclear or CEDEL or indirectly through organizations that are participants in Euroclear or Cedel. After the expiration of the 40-Day Restricted Period (but not earlier), investors may also hold interests the Reg S Global Notes through organizations other than Euroclear and CEDEL that are Direct Participants in the DTC system. Morgan Guaranty Trust Company of New York, Brussels office is the operator and depositary of Euroclear and CitiBank, N.A. is the operator and depositary of CEDEL (each a "Nominee" of Euroclear or CEDEL, respectively). Therefore, they will each be recorded on DTC's records as the Holders of all ownership interests held by them on behalf of Euroclear and CEDEL, respectively. Euroclear and CEDEL will maintain on their records the ownership interests, and transfers of ownership interests by and between, their own customers' securities accounts. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, customers of Euroclear or

CEDEL. All ownership interests in any Global Notes, including those of customers' securities accounts held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC.

  The laws of some states require that certain Persons take physical delivery in definitive, certificated form of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Note to such Persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability or a Person having a beneficial interest in a Global Note to pledge such interest to Persons or entities that are not Direct Participants in DTC or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the Notes, see "--Transfers of Interests in Global Notes for Certificated Notes" below.

  EXCEPT AS DESCRIBED IN "--TRANSFERS OF INTERESTS IN GLOBAL NOTES FOR CERTIFICATED NOTES", OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

  Under the terms of the Indenture, the Company, the Guarantors and the Trustee will treat the Persons in whose names the Notes are registered (including Notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal of, and premium and Liquidated Damages, if any, and interest on Global Notes registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee as the registered Holder under the Indenture. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Direct Participant's or Indirect Participant's records relating to or Payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

  DTC has advised the Company that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the Notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant's respective ownership interests in the Global Notes as shown on DTC's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the Trustee, the Company or the Guarantors. Neither the Company, the Guarantors nor the Trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

  The Global Notes will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC's procedures and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the Notes through Euroclear or CEDEL) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participants but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the Notes through Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  Subject to compliance with transfer restrictions applicable to the Notes described herein, cross-market transfers between Direct Participants will, in DTC, on the one hand, and Indirect Participants who hold interests in the Notes through Euroclear and CEDEL on the other hand, be effected by Euroclear and CEDEL's respective Nominee through DTC in accordance with DTC's rules on behalf of Euroclear and CEDEL; provided, that delivery of instructions relating to cross-market transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or CEDEL and within their established deadlines (Brussels time for Euroclear and UK time for CEDEL). Indirect Participants who hold interests in the Notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's Nominee. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or CEDEL's behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

  Because of time zone differences, the securities accounts of an Indirect Participant who holds an interest in the Notes through Euroclear or CEDEL purchasing an interest in a Global Note from a Direct Participant in DTC will be credited, and any such crediting will be reported to Euroclear or CEDEL during the European business day immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and CEDEL customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Reg S Global Note to a DTC Participant until the European business day for Euroclear or CEDEL immediately following DTC's settlement date.

  DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Direct Participants to whose account interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Direct Participant or Direct Participants has or have given direction. However if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for legended Notes in certificated form, and to distribute such certificated forms of Notes to its Direct Participants. See "--Transfers of Interests in Global Notes for Certificated Notes."

  Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Reg S Global Notes and the U.S. Global Notes among Direct Participants, Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Guarantors, the Initial Purchasers or the Trustee will have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective Direct Participants and Indirect Participants of their respective obligations under the rules and procedures governing any of their operations.

  The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

 TRANSFERS OF INTERESTS IN ONE GLOBAL NOTE FOR INTERESTS IN ANOTHER GLOBAL
NOTE

  Prior to the expiration of the 40-Day Restricted Period, an Indirect Participant who holds an interest in the Reg S Global Note through Euroclear or CEDEL will not be permitted to transfer its interest to a U.S. Person who takes delivery in the form of an interest in U.S. Global Notes. After the expiration of the 40-Day Restricted Period, an Indirect Participant who holds an interest in Reg S Global Notes will be permitted to transfer its interest to a U.S. Person who takes delivery in the form of an interest in U.S. Global Notes only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made in accordance with the restrictions on transfer set forth under "Notice to Investors" and set forth in the legend printed on the Reg S Global Notes.

  Prior to the expiration of the 40-Day Restricted period, a Direct Participant or Indirect Participant who holds an interest in the U.S. Global Note will not be permitted to transfer its interests to any Person that takes delivery thereof in the form of an interest in the Reg S Global Notes. After the expiration of the 40-Day Restricted Period, a Direct Participant or Indirect Participant who holds an interest in U.S. Global Notes may transfer its interest to

Person who takes delivery in the form of an interest in Reg S Global Notes only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made in accordance with Rule 904 of Regulation S.

  Transfers involving an exchange of a beneficial interest in Reg S Global Notes for a beneficial interest in U.S. Global Notes or vice versa will be effected by DTC by means of an instruction originated by the Trustee through DTC Deposit Withdraw at Custodian (DWAC) system. Accordingly, in connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of one Global Note and a corresponding increase in the principal amount of the other Global Note, as applicable. Any beneficial interest in one Global Note that is transferred to a Person who takes delivery in the form of the other Global Note will, upon transfer, cease to be an interest in such first Global Note and become an interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

 TRANSFERS OF INTEREST IN GLOBAL NOTES FOR CERTIFICATED NOTES

  An entire Global Note may be exchanged for definitive Notes in registered, certificated form without interest coupons ("Certificated Notes") if (i) DTC
(x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes. In any such case, the Company will notify the Trustee in writing that, upon surrender by the Direct Participants and Indirect Participants of their interest in such Global Note, Certificated Notes will be issued to each Person that such Direct Participants and Indirect Participants and the DTC identify as being the beneficial owner of the related Notes.

  Beneficial interests in Global Notes held by any Direct Participant or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), through the Trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct Participants or Indirect Participants (in accordance with DTC's customary procedures).

  In all cases described herein, such Certificated Notes will bear the restrictive legend referred to in "Notice to Investors" unless the Company determines otherwise in compliance with applicable law.

  Neither the Company, the Guarantors nor the Trustee will be liable for any delay by the Holder of the Global Notes or DTC in identifying the beneficial owners of Notes, and the Company, the Guarantors and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Holder of the Global Notes or DTC for all purposes.

 TRANSFERS OF CERTIFICATED NOTES FOR INTERESTS IN GLOBAL NOTES

  Certificated Notes may only be transferred if the transferor first delivers to the Trustee a written certificate (and in certain circumstances, an opinion of counsel) confirming that, in connection with such transfer it has complied with the restrictions on transfer described under "Notice to Investors."

 SAME DAY SETTLEMENT AND PAYMENT

  The Indenture will require that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the Holder of interests in such Global Note. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available same day funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in Certificated Notes will also be settled in immediately available funds.

                      SERIES B PREFERRED STOCK OF PARENT

  The summary contained herein of certain provisions of the Series B Preferred Stock of Parent does not purport to be complete and is qualified in its entirety by reference to the provisions of the Certificate of Designation, the form of which is available from the Company upon request.

  General. Pursuant to the Certificate of Designation, 50,000 shares of Series B Preferred Stock with an aggregate liquidation value of $50.0 million were issued as part of the Recapitalization. The Series B Preferred Stock were issued with immediately detachable ten-year common stock purchase warrants exercisable at $0.01 per share to purchase 2,439,246 shares of Parent's Common Stock.

  Ranking. The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks senior to all classes of Common Stock of Parent and senior to all other classes or series of any class of preferred stock whether currently outstanding or issued hereafter.

  Dividends. Holders of the Series B Preferred Stock are entitled to receive dividends payable at a rate per annum of 12% of the aggregate Liquidation Preference of the Series B Preferred Stock payable in additional shares of Series B Preferred Stock; provided that after April 1, 2000, at Parent's option, the dividends payable may be paid in cash. Dividends will be cumulative and will accrue from the date of issuance and be payable quarterly in arrears.

  Optional Redemption. At any time prior to April 30, 2000, the Series B Preferred Stock may be redeemed at the option of Parent in whole or in part, at 105% of the Liquidation Preference payable in cash out of the net proceeds from a public or private offering of any equity security, plus accrued and unpaid dividends (whether or not declared), which shall also be paid in cash. At any time on or after April 30, 2000, the Series B Preferred Stock may be redeemed at the option of Parent in whole or in part, in cash at a redemption price equal to the Liquidation Preference.

  Mandatory Redemption. Parent is required to redeem the Series B Preferred Stock on June 30, 2008 at a redemption price equal to the Liquidation Preference payable in cash or, at the option of Parent, in shares of Common Stock valued at the fair market value at the date of such redemption.

  Voting Rights. Except as required by Oklahoma law, the holders of Series B Preferred Stock are not entitled to vote on any matters submitted to a vote of the stockholders of Parent.

  Conversion Rights. The Series B Preferred Stock shall be convertible at the option of the holders on or after April 30, 2000 into the number of fully paid and nonassessable shares of Parent Common Stock determined by dividing the Liquidation Preference by the higher of (i) a price to be determined at the time the shares of Series B Preferred Stock are issued or (ii) the fair market value on the date the Series B Preferred Stock is converted. Notwithstanding the foregoing, no holder or group shall be able to convert any shares of Series B Preferred Stock to the extent that the conversion of such shares would cause such holder or group to own more than 19.9% of the outstanding Common Stock of Parent.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of the principal United States federal income tax consequences of the acquisition, ownership and disposition of the Notes and the Exchange Notes to initial beneficial owners of the Notes who are U.S. Holders (as defined below) and the principal U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of the Notes and Exchange Notes to initial beneficial owners of the Notes and Exchange Notes to initial beneficial owners of the Notes who are Non-U.S. Holders (as defined below). This discussion is based on currently existing provisions of the Code, existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. It does not include any description of the tax laws of any state, local or foreign government that may be applicable to the Notes or Exchange Notes or beneficial owners thereof. This discussion does not address the tax consequences to subsequent beneficial owners of the Notes and Exchange Notes, and is limited to beneficial owners who hold the Notes or Exchange Notes as capital assets within the meaning of section 1221 of the Code. This discussion also does not address the tax consequences to Non-U.S. Holders that are subject to U.S. federal income or estate tax on a net basis on income realized with respect to a Note or Exchange Note because such income is effectively connected with the conduct of a U.S. trade or business. Such holders are generally taxed in a similar manner to U.S. Holders; however, certain special rules apply. Moreover, this discussion is for general information only, and does not address all of the U.S. federal income tax consequences that may be relevant to particular initial beneficial owners in light of their personal circumstances, or to certain types of initial beneficial owners (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who have hedged the risk of owning a Note or Exchange Note or U.S. Holders that have a functional currency other than the U.S. dollar).

  PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND EXCHANGE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

PAYMENTS OF INTEREST

  In general, interest on a Note or Exchange Note will be taxable to a beneficial owner who or which is (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia) or (iii) a person otherwise subject to U.S. federal income taxation on its worldwide income (a "U.S. Holder") as ordinary income at the time it is (actually or constructively) received or accrued, depending on the beneficial owner's method of accounting for U.S. federal income tax purposes.

REQUIRED EXCHANGE OFFER

  The exchange of Outstanding Notes for the Exchange Notes pursuant to the Exchange Offer will not be treated as an "exchange" for U.S. federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Outstanding Notes. As a result, there will be no U.S. federal income tax consequences to beneficial owners exchanging the Outstanding Notes for the Exchange Notes pursuant to the Exchange Offer. The Company is obligated to pay additional interest to the beneficial owners of the Notes under certain circumstances described under "Exchange Offer; Registration Rights." The Company believes that any such payments should be treated as an "incidental contingency" for purposes of the original issue discount rules because the potential amount of any such payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the Notes, and accordingly should be taxable to the beneficial owners in the manner described in the preceding paragraph but should not otherwise impact the federal income tax consequences to beneficial owners of the Notes.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES OR EXCHANGE NOTES

  Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note or Exchange Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such beneficial owner's adjusted tax basis in the Note or Exchange Note. A U.S. Holder's adjusted tax basis in a Note or Exchange Note generally will equal the cost of the Note or Exchange Note to such holder, less any principal payments received by such holder.

  Gain or loss recognized on the disposition of a Note or Exchange Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the Note or Exchange Note is more than one year. The Taxpayer Relief Act of 1997 reduced the maximum capital gains tax rate for investments held for at least one year to 20% from 28% effective May 7, 1997. Effective July 29, 1997, the holding period necessary to qualify for the new capital gains rates increased from one year to 18 months.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  For each calendar year in which the Notes or Exchange Notes are outstanding, the Company is required to provide the IRS with certain information, including the beneficial owner's name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain payments to U.S. Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts, provided that they establish entitlement to an exemption.

  In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, the Company, its agents or paying agents or a broker may be required to "backup" withhold a tax equal to 31% of each payment of interest and principal (and premium, if any) on the Notes or Exchange Notes. This backup withholding is not an additional tax and may be credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

  Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Non-U.S. Holder of a Note or Exchange Note if such holder has provided the required certification that it is not a U.S. person or has otherwise established an exemption (provided that neither the Company nor its agent has actual knowledge that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied).

  Payment of the proceeds from the sale of a Note or Exchange Note to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, information reporting may apply to such payments. Payment of the proceeds from a sale of a Note or Exchange Note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. The Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of one year after the date the registration statement, of which this Prospectus forms a part, is declared effective, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal for the Exchange Offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay certain expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

  By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which request the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemental Prospectus to such broker-dealer. If the Company shall give any such notice to suspend the use of the Prospectus, it shall extend the 90-day period referred to above by the number of days during the period from and including the date of the giving of such notice to and including when broker-dealers shall have received copies of the supplemented or amended Prospectus necessary to permit resales of the Exchange Notes.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by William S. Clarke, P.A., Princeton, New Jersey.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated balance sheet of Gothic as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997, appearing elsewhere in this Prospectus, and incorporated by reference in this Prospectus and in this Registration Statement of which this Prospectus forms a part, have been included/incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

  This historical schedule of gross revenues and direct lease operating expenses of the Comstock Properties for the year ended December 31, 1995, incorporated by reference in this Prospectus and in this Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

  The historical schedule of gross revenues and direct operating expenses of the Norse and Horizon Properties for the year ended December 31, 1996, incorporated by reference in this Prospectus and in this Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

  The historical schedule of gross revenues and direct lease operating expenses of the HS Properties for the years ended December 31, 1996 and 1995, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

  The historical schedule of gross revenues and direct lease operating expenses of the Amoco Properties for the years ended December 31, 1997 and 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                   ENGINEERS

  The historical reserve information prepared by Lee Keeling and Associates, Inc. included in this Offering Memorandum has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve report.

                                   GLOSSARY

  Wherever used herein, the following terms shall have the meanings specified.

  12 1/4% Senior Notes--Gothic's 12 1/4% Series A and Series B Senior Notes due 2004 outstanding in the principal amount of $100.0 million issued under an Indenture dated September 9, 1997 with The Bank of New York, as Trustee.

  1996 Acquisitions--The acquisitions completed by Gothic during 1996 including the natural gas and oil producing properties acquired from Buttonwood, Comstock Oil and Gas, Inc., Stratum Group, L.P., Athena Energy, Inc. and the properties acquired on August 5, 1996 from various sellers.

  1997 Acquisitions--The acquisitions completed by Gothic during 1997 including the natural gas and oil producing properties acquired from Norse Exploration, Inc. and Norse Pipeline, Inc., H. Huffman & Company, Horizon Gas Partners, L.P., Fina Oil and Chemical Company, Kerr-McGee Corporation and HS Resources, Inc.

  Amoco--Amoco Production Company, a subsidiary of Amoco Corporation.

  Amoco Acquisition--The acquisition by Gothic pursuant to an agreement dated November 15, 1997 with Amoco of natural gas producing properties located in the Anadarko and Arkoma Basins of Oklahoma for a purchase price of $237.5 million in cash, subject to closing adjustments, a five-year warrant to purchase 1.5 million shares of Common Stock exercisable at $3.00 per share valued by Gothic at $1.2 million, and certain producing properties owned by Gothic having a value of less than $1.8 million. The acquisition was completed on January 23, 1998.

  Bank One--Bank One, Texas, N.A.

  Bbl--One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

  Bcf--One billion cubic feet.

  Bcfe--One billion cubic feet of natural gas equivalent.

  Behind Pipe--Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. These hydrocarbons are classified as proved but non-producing reserves.

  Boe--Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

  Bridge Loan--A six month loan under the Existing Credit Facility of up to $60.0 million, the proceeds of which were used to finance a portion of the purchase price for the Amoco Acquisition.

  Buttonwood--Buttonwood Energy Corporation

  Chesapeake--Chesapeake Energy Corporation.

  Chesapeake Transaction--The agreement with Chesapeake pursuant to which Gothic (i) entered into a participation agreement with Chesapeake whereby Chesapeake will have the right to participate, subject to certain limited exceptions, in up to 50% of Gothic's working interest in future development drilling activities, (ii) sold for $20.0 million a 50% interest in Gothic's producing natural gas and oil properties in the Arkoma basin, and (iii) sold, for $50.0 million, shares of Gothic's Series B Preferred Stock and ten-year warrants to purchase at an exercise price of $0.01 per share 2,439,246 shares of Gothic's Common Stock.

  Commission--U.S. Securities and Exchange Commission.

  Common Stock--The shares of Common Stock, $0.01 par value, of Parent.

  Credit Facility--The Loan Agreement between the Company and Bank One pursuant to which the Company may initially borrow, subject to meeting certain borrowing base and other conditions, up to $25.0 million secured by a first priority lien on substantially all of the natural gas and oil properties of the Company.

  Developed Acreage--Acres which are allocated or assignable to producing wells or wells capable of production.

  Development Well--A well drilled within the proved area of a natural gas and oil reservoir to the depth of a stratigraphic horizon known to be productive.

  Dry Well--A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

  EBITDA--Earnings (excluding discontinued operations, extraordinary items, charges resulting from changes in accounting and significant non-recurring revenues and expenses) before interest expense, provision for (or benefit for) income taxes, depletion, depreciation and amortization expenses, and the provision for impairment of natural gas and oil properties. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA information has been included in this Prospectus because EBITDA is a measure used by certain investors in determining historical ability to service indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of operating performance or liquidity.

  Existing Credit Facility--The Second Restated Loan Agreement, as amended and restated by the Third Restated Loan Agreement, between Parent and Bank One pursuant to which Parent may borrow, subject to meeting certain borrowing base and other conditions, (i) up to $160.0 million under the Revolving Loan, and
(ii) up to $60.0 million under the Bridge Loan.

  Exploratory Well--A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

  Gross Acres or Gross Wells--The total acres or wells, as the case may be, in which a working interest is owned.

  Infill Well--A well drilled between known producing wells to better exploit the reservoir.

  Mbbl--One thousand Bbl.

  Mmbbl--One million Bbl.

  Mboe--One thousand barrels of oil equivalent.

  Mcf--One thousand cubic feet.

  Mcfe--One thousand cubic feet of natural gas equivalent, using the ratio of one Bbl of crude oil to six Mcf of natural gas.

  Mmcf--One million cubic feet.

  Mmcfe--One million cubic feet of natural gas equivalent.

  Natural Gas and Oil Lease--An instrument by which a mineral fee owner grants to a lessee the right for a specific period of time to explore for natural gas and oil underlying the lands covered by the lease and the right to produce any natural gas and oil so discovered generally for so long as there is production in economic quantities from such lands.

  Net Acres or Net Wells--The sum of the fractional working interests owned in gross acres or gross wells.

  NYMEX--New York Mercantile Exchange.

  Overriding Royalty Interest--A fractional undivided interest in a natural gas and oil property entitling the owner to a share of natural gas and oil production, in addition to the usual royalty paid to the owner, free of costs of production.

  PDNP--Proved developed, non-producing or behind the pipe reserves.

  Productive Well--A well that is producing oil or natural gas or that is capable of production.

  Proved Developed Reserves--Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

  Proved Reserves--The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved Undeveloped Reserves or PUD--Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

  PV-10--The discounted future net cash flows for proved natural gas and oil reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. PV-10 is an important financial measure for evaluating the relative significance of natural gas and oil properties and acquisitions, but should not be construed as an alternative to the SEC PV-10 (as determined in accordance with generally accepted accounting principles).

  Reserve Life--The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in paying quantities assuming certain price and cost parameters. For purposes of this Offering Memorandum, reserve life is calculated by dividing the Proved Reserves (on an Mcfe basis), as of December 31, 1997 by pro forma production volumes for the 12 months ended December 31, 1997.

  Revolving Loan--A reducing revolving loan under the Existing Credit Facility of up to $160.0 million, the proceeds of which were used to finance a portion of the purchase price for the Amoco Acquisition, the acquisition and development of natural gas and oil properties, letters of credit and general corporate purposes.

  Royalty Interest--An interest in a natural gas and oil property entitling the owner to a share of natural gas and oil production free of costs of production.

  Secondary Recovery--A method of natural gas and oil extraction in which energy sources extrinsic to the reservoir are utilized.

  Senior Secured Discount Notes--Parent's Senior Secured Discount Notes, due May 1, 2006, in the aggregate principal amount of $104.0 million.

  Series A Preferred Stock--Parent's 37,000 shares of non-voting Senior Redeemable Preferred Stock, Series A, par value $0.05 per share, having a liquidation preference of $1,000 per share issued on January 23, 1998.

  Series B Preferred Stock--Parent's 50,000 shares of non-voting Senior Redeemable Preferred Stock, Series B, par value $0.05 per share, having a liquidation preference of $1,000 per share to be issued concurrently with the sale of the Notes.

  Standardized Measure--The estimated future net cash flows from proved natural gas and oil reserves computed using prices and costs, at the dates indicated, after income taxes and discounted at 10%.

  The Recapitalization--A series of transactions including, among others, the reorganization of Parent through the creation of the Company as a wholly owned subsidiary and the transfer to the Company of all of Parent's natural gas and oil properties, the consummation of the Chesapeake Transaction, the issuance of the Notes and Senior Secured Discount Notes, the redemption of Parent's 12 1/4% Senior Notes, Series A Preferred Stock and repayment of all outstanding indebtedness under the Existing Credit Facility and the execution and delivery of the Credit Facility to provide for an initial borrowing availability of $25.0 million.

  Undeveloped Acreage--Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

  Working Interest--The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets, December 31, 1997............................ F-3
Consolidated Statements of Operations, Years ended December 31, 1996 and
 1997..................................................................... F-4
Consolidated Statements of Changes in Stockholders' Equity, Years ended
 December 31, 1996 and 1997............................................... F-5
Consolidated Statements of Cash Flows, Years ended December 31, 1996 and
 1997..................................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Gothic Energy Corporation and Subsidiaries

  We have audited the accompanying consolidated balance sheet of Gothic Energy Corporation and subsidiaries ("Gothic") as of December 31, 1997 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of Gothic's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gothic Energy Corporation and subsidiaries as of December 31, 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 3, subsequent to year end, Gothic completed a significant acquisition of natural gas and oil properties. The associated financing included preferred stock and bank debt, a portion of which was financed on a short-term basis, all of which Gothic is attempting to refinance.

                                          Coopers & Lybrand L.L.P.

Tulsa, Oklahoma
March 13, 1998

                   GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

              HISTORICAL AND PRO FORMA CONSOLIDATED BALANCE SHEETS

                               DECEMBER 31, 1997
                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

                        ASSETS                          HISTORICAL  PRO FORMA
                        ------                          ---------- ------------
                                                                    (UNAUDITED
                                                                   SEE NOTE 14)
CURRENT ASSETS:
  Cash and cash equivalents............................  $ 16,722    $  6,199
  Available-for-sale investments.......................       406         406
  Natural gas and oil receivables......................     3,200       2,844
  Receivable from officers and employees...............        82          82
  Other................................................        78       1,878
                                                         --------    --------
    TOTAL CURRENT ASSETS...............................    20,488      11,409
PROPERTY AND EQUIPMENT:
  Natural gas and oil properties on full cost method:
    Properties being amortized.........................    94,168     334,104
    Unproved properties not subject to amortization....     2,103       2,103
  Deposit for natural gas and oil property
   acquisition.........................................    23,750         --
  Gas gathering and processing system..................     5,404         --
  Equipment, furniture and fixtures....................       558         558
  Accumulated depreciation, depletion and
   amortization........................................    (9,456)     (9,229)
                                                         --------    --------
  PROPERTY AND EQUIPMENT, NET..........................   116,527     327,536
OTHER ASSETS, NET......................................     1,360       7,407
NOTE RECEIVABLE FROM OFFICER AND DIRECTOR..............       167         167
                                                         --------    --------
    TOTAL ASSETS.......................................  $138,542    $346,519
                                                         ========    ========
         LIABILITIES AND STOCKHOLDER'S EQUITY
         ------------------------------------
CURRENT LIABILITIES:
  Accounts payable trade...............................  $  2,081    $  2,081
  Revenues payable.....................................     1,553       1,553
  Accrued interest expense.............................     4,018       4,018
  Accrued liabilities..................................       182         182
  Current portion of long-term debt....................       --       78,500
                                                         --------    --------
    TOTAL CURRENT LIABILITIES..........................     7,834      86,334
LONG-TERM DEBT.........................................   123,750     231,934
  Less: Unamortized discount and loan costs............    (5,250)     (5,250)
  Less: Senior Notes in Treasury, at cost..............      (796)       (796)
                                                         --------    --------
LONG-TERM DEBT, NET....................................   117,704     225,888
GAS IMBALANCE LIABILITY................................       551       6,639
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 9)
SERIES A REDEEMABLE PREFERRED STOCK, PAR VALUE $.05,
 issued and outstanding 0 and 37,000 shares............       --       33,909
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $.05, authorized 500,000
   shares..............................................       --          --
  Common stock, par value $.01, authorized 100,000,000
   shares; issued and outstanding 16,261,640 shares....       162         162
  Additional paid in capital...........................    36,043      38,139
  Accumulated deficit..................................   (23,462)    (44,262)
  Unrealized loss on available-for-sale investments....      (121)       (121)
  Note receivable......................................      (169)       (169)
                                                         --------    --------
    TOTAL STOCKHOLDERS' EQUITY.........................    12,453      (6,251)
                                                         --------    --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........  $138,542    $346,519
                                                         ========    ========

          See accompanying notes to consolidated financial statements

                   GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1996     1997
                                                              -------  -------
REVENUES:
  Natural gas and oil sales.................................. $10,385  $17,418
  Gas system revenue.........................................     --     4,562
  Well operations............................................   1,062    1,283
                                                              -------  -------
  Total revenues.............................................  11,447   23,263
COSTS AND EXPENSES:
  Lease operating expense....................................   4,807    6,860
  Gas system expense.........................................     --     3,501
  Depletion, depreciation and amortization...................   2,856    5,791
  General and administrative expense.........................   1,782    2,318
  Provision for impairment of natural gas and oil proper-
   ties......................................................   5,050      --
                                                              -------  -------
Operating income (loss)......................................  (3,048)   4,793
Interest expense and amortization of debt issuance costs.....  (1,528)  (8,800)
Interest and other income....................................      68      330
                                                              -------  -------
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM.............. $(4,508)  (3,677)
INCOME TAX BENEFIT...........................................   2,993      --
                                                              -------  -------
LOSS BEFORE EXTRAORDINARY ITEM...............................  (1,515)  (3,677)
LOSS ON EARLY EXTINGUISHMENT OF DEBT (NOTE 4)................   1,433      907
                                                              -------  -------
NET LOSS..................................................... $(2,948) $(4,584)
PREFERRED DIVIDEND ($47.65 PER PREFERRED SHARE)..............     381      264
PREFERRED DIVIDEND--AMORTIZATION OF PREFERRED DISCOUNT.......     791      --
                                                              -------  -------
NET LOSS AVAILABLE FOR COMMON SHARES......................... $(4,120) $(4,848)
                                                              =======  =======
LOSS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM, BASIC
 AND DILUTED................................................. $  (.23) $  (.28)
                                                              =======  =======
LOSS PER COMMON SHARE, BASIC AND DILUTED..................... $  (.35) $  (.35)
                                                              =======  =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING...................  11,663   14,019
                                                              =======  =======

          See accompanying notes to consolidated financial statements

                   GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     UNREALIZED
                                                                                   LOSS ON SALE OF
                     COMMON     PREFERRED                   ADDITIONAL             AVAILABLE-FOR-                 TOTAL
                     SHARES      SHARES    COMMON PREFERRED  PAID-IN   ACCUMULATED      SALE          NOTE    STOCKHOLDERS'
                   OUTSTANDING OUTSTANDING STOCK    STOCK    CAPITAL     DEFICIT     INVESTMENTS   RECEIVABLE    EQUITY
                   ----------- ----------- ------ --------- ---------- ----------- --------------- ---------- -------------
BALANCE, DECEMBER
 31, 1995........     5,502        --       $ 55    $ --     $13,965    $(14,494)       $ --         $ --         $ (474)
 Issuance of
  common stock in
  public
  offering.......     7,635        --         76      --      12,890         --           --           --         12,966
 Return of stock
  with Stratum
  repayment......      (954)       --        (10)     --         --          --           --           --            (10)
 Issuance of
  preferred
  stock..........       --           6       --       --       5,287         --           --           --          5,287
 Preferred stock
  placement fee..        29        --        --       --         --          --           --           --            --
 Issuance of
  common stock
  with Quest
  financing......        40        --          1      --          62         --           --           --             63
 Issuance of
  common stock on
  conversion of
  debt...........        14        --        --       --          28         --           --           --             28
 Issuance of
  common stock in
  connection with
  property
  acquisition....       116        --          1      --         299         --           --           --            300
 Preferred stock
  dividends
  ($68.75 per
  preferred
  share).........       --         --        --       --         --         (381)         --           --           (381)
 Preferred
  dividend--
   amortization
  of discount....       --         --        --       --         791        (791)         --           --            --
 Net loss........       --         --        --       --         --       (2,948)         --           --         (2,948)
                     ------        ---      ----    -----    -------    --------        -----        -----       -------
BALANCE, AT
 DECEMBER 31,
 1996............    12,382          6       123      --      33,322     (18,614)         --           --         14,831
 Issuance of
  common stock on
  exercise of
  note extension
  warrants.......        35        --        --       --          35         --           --           --             35
 Issuance of
  common stock on
  conversion of
  debt...........        14        --        --       --          28         --           --           --             28
 Issuance of
  common stock on
  exercise of
  Quest
  warrants.......       300        --          3      --         297         --           --           --            300
 Warrants issued
  in connection
  with property
  acquisition....       --         --        --       --         254         --           --           --            254
 Issuance of
  common stock
  with bridge
  financing......       450        --          5               1,059         --           --           --          1,064
 Issuance of
  common stock on
  conversion of
  preferred
  stock..........     3,055        (6)        31      --         (31)        --           --           --            --
 Costs related to
  form S-3
  registration
  statement......       --         --        --       --        (153)        --           --           --           (153)
 Warrants issued
  in connection
  with Senior
  Notes
  Offering.......       --         --        --       --       1,190         --           --           --          1,190
 Issuance of
  common stock on
  exercise of
  option.........         5        --        --       --          10         --           --           --             10
 Issuance of
  common stock as
  employee
  bonuses........        21        --        --       --          32         --           --           --             32
 Preferred stock
  dividends
  ($47.65 per
  preferred
  Share).........       --         --        --       --         --         (264)         --           --           (264)
 Net loss........       --         --        --       --         --       (4,584)         --           --         (4,584)
 Unrealized loss
  on available-
  for-sale
  investments....       --         --        --       --         --          --          (121)         --           (121)
 Advance to
  officer to
  purchase
  stock..........                                                --          --           --          (169)         (169)
                     ------        ---      ----    -----    -------    --------        -----        -----       -------
BALANCE, AT
 DECEMBER 31,
 1997............    16,262        --       $162    $ --     $36,043    $(23,462)       $(121)       $(169)      $12,453
                     ======        ===      ====    =====    =======    ========        =====        =====       =======

          See accompanying notes to consolidated financial statements

                          CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                              1996      1997
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................. $ (2,948) $ (4,584)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED
 BY OPERATING ACTIVITIES:
  Depreciation, depletion and amortization.................    2,856     5,791
  Amortization of discount and loan costs..................       69     1,804
  Provision for impairment of natural gas and oil
   properties..............................................    5,050       --
  Deferred income tax benefit..............................   (2,993)      --
  Loss on early extinguishment of debt.....................    1,433       907
CHANGES IN ASSETS AND LIABILITIES:
  Increase in accounts receivable..........................   (1,552)     (428)
  Decrease in other current assets.........................       13         1
  Increase in accounts and revenues payable................      894       317
  Decrease in gas imbalance payable........................      --       (737)
  Increase (decrease) in accrued liabilities...............     (565)    3,688
  Decrease in other assets.................................      339       310
                                                            --------  --------
NET CASH PROVIDED BY OPERATING ACTIVITIES.................. $  2,596  $  7,069
NET CASH USED BY INVESTING ACTIVITIES:
  Increase in notes receivable from officers and direc-
   tors....................................................      --       (336)
  Purchase of available-for-sale investments...............      --       (527)
  Proceeds from sale of investment.........................      200       --
  Proceeds from collection of note receivable..............      123       --
  Proceeds from sale of property and equipment.............    3,111     4,276
  Purchase of property and equipment.......................  (17,455)  (83,440)
  Property development costs...............................   (1,177)   (6,141)
  Acquisition of business, net of cash acquired............  (17,593)      --
                                                            --------  --------
NET CASH USED BY INVESTING ACTIVITIES...................... $(32,791) $(86,168)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings......................      --     14,500
  Payments of short-term borrowings........................   (1,560)  (14,500)
  Proceeds from long-term borrowings.......................   26,528   160,347
  Payments of long-term borrowings.........................  (11,258)  (61,864)
  Purchase of senior notes for treasury....................      --       (796)
  Proceeds from sale of common stock, net..................   13,141       --
  Proceeds from sale of preferred stock, net...............    3,998       --
  Proceeds from exercise of common stock warrants..........      --        345
  Payment of loan fees.....................................      --     (2,084)
  Payment of preferred dividends...........................     (173)     (264)
  Other....................................................     (432)      (70)
                                                            --------  --------
NET CASH PROVIDED BY FINANCING ACTIVITIES.................. $ 30,244  $ 95,614
NET CHANGE IN CASH AND CASH EQUIVALENTS....................       49    16,515
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............      158       207
                                                            --------  --------
CASH AND CASH EQUIVALENTS, END OF PERIOD................... $    207  $ 16,722
                                                            ========  ========
SUPPLEMENTAL DISCLOSURE OF INTEREST PAID................... $  1,387  $  7,011
                                                            ========  ========

          See accompanying notes to consolidated financial statements

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL AND ACCOUNTING POLICIES

  ORGANIZATION AND NATURE OF OPERATIONS--The consolidated financial statements include the accounts of Gothic Energy Corporation, the "Parent", and its subsidiaries, Gothic Energy of Texas, Inc. ("Gothic Texas"), since its inception in 1995 and Gothic Gas Corporation ("Gothic Gas"), since its inception in 1997 (together "Gothic"). All significant intercompany balances and transactions have been eliminated. Gothic is primarily engaged in the business of acquiring, developing and exploiting natural gas and oil reserves in Oklahoma, Texas, New Mexico and Kansas. Substantially all of Gothic's natural gas and oil reserves are being sold regionally in the "spot market" or under short-term contracts, not extending beyond twelve months.

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, accrued and deferred lease operating expenses, gas imbalance liabilities, natural gas and oil reserves (see note 13) and the tax valuation allowance (see note 7) also include significant estimates which, in the near term, could materially differ from the amounts ultimately realized.

  CASH EQUIVALENTS--Cash equivalents include cash on hand, amounts held in banks, money market funds and other highly liquid investments with a maturity of three months or less at date of purchase.

  INVESTMENTS--Gothic applies the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, Gothic classifies its investment securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity are those debt securities which Gothic has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 1997, all of Gothic's investments are classified as available-for-sale.

  Available-for sale securities are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

  CONCENTRATION OF CREDIT RISK--Financial instruments which potentially subject Gothic to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. Gothic's accounts receivable are primarily from the purchasers (See Note 11--Major Customers) of natural gas and oil products and exploration and production companies which own interests in properties operated by Gothic. The industry concentration has the potential to impact Gothic's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Gothic generally does not require collateral from customers. The cash and cash equivalents are with major banks or institutions with high credit ratings. At December 31, 1997, Gothic had a concentration of cash of $1,400,000 with three banks, which was in excess of federally insured limits.

  FAIR VALUE OF FINANCIAL INSTRUMENTS--The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by Gothic using available market information. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  The carrying values of items comprising current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. Gothic estimates the fair value of its 12 1/4% Senior Notes using estimated market prices. Gothic's carrying amount for such debt at December 31, 1997, was $98,071,000, compared to an approximate fair value of $106,197,000. The carrying value of other long-term debt approximates its fair value as interest rates are primarily variable, based on prevailing market rates.

  HEDGING ACTIVITIES--Gothic has only limited involvement with derivative financial instruments, as defined in Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financil Instruments and Fair Value of Financial Instruments", and does not use them for trading purposes. Gothic's objective is to hedge a portion of its exposure to price volatility from producing natural gas. These arrangements may expose Gothic to credit risk from its counterparty.

  During 1996 and 1997, Gothic entered into agreements with a gas purchaser to hedge a portion of its monthly gas production in an effort to reduce the effects of the volatility of the price of natural gas on Gothic's operations, and to adhere to requirements called for under Gothic's Credit Facility. Under the agreements, the difference between the current value of Gothic's gas sales, based upon the spot market price, and a fixed price was received or paid by Gothic.

  At December 31, 1997, Gothic had swap agreements relating to the sale of 5,000 Mcf per day at a price of $2.55 per Mcf and 15,000 Mcf of natural gas per day at a price of $2.45 per Mcf during the period January 1, 1998 through March 31, 1998. At December 31, 1997, all swap contracts relating to the sale of natural gas were designated as hedges; therefore, any gains and losses on such contracts will be included in natural gas and oil sales in 1998 when the gas is sold. Gothic estimates that had all of the natural gas swap agreements in effect for production periods beginning on or after January 1, 1998 terminated on December 31, 1997, based on the closing prices for NYMEX futures contracts as of that date, Gothic would have received a net amount of approximately $747,000 from the counterparty which would have represented the estimated "fair value" at that date. These agreements were not terminated. Gothic had no swap agreements or other open futures contracts at December 31, 1996.

  In February 1998, Gothic entered into swap agreements related to the sale of 30,000 Mcf per day for the month of March 1998 at $2.16 per Mcf and 62,000 Mcf per day during the period April 1, 1998 through October 31, 1998 at an average price of $2.09 per Mcf. Of this 62,000 Mcf per day, 25,000 Mcf is subject to a "call spread" agreement which provides that Gothic will receive additional payments for 25,000 Mcf if the actual sales price of natural gas is between $2.30 and $2.70 per Mcf during the period. The swap agreements for the month of March 1998 and the period April through October 1998 cover approximately 55% and 69%, respectively, of Gothic's current natural gas production. In addition, Gothic has entered into a "floor" agreement relating to the sale of 60,000 Mcf per day at a price of $2.10 per Mcf for the period of November 1, 1998 to March 31, 1999.

  NATURAL GAS AND OIL PROPERTIES--Gothic accounts for its natural gas and oil exploration and development activities using the full cost method of accounting prescribed by the Securities and Exchange Commission ("SEC"). Accordingly, all productive and non-productive costs incurred in connection with the acquisition, exploration and development of natural gas and oil reserves are capitalized and depleted using the units-of-production method based on proved natural gas and oil reserves. Gothic capitalizes costs including: salaries and related fringe benefits of employees and/or consultants directly engaged in the acquisition, exploration and development of natural gas and oil properties, as well as other directly identifiable general and administrative costs associated with such activities. Such costs do not include any costs related to production, general corporate overhead, or similar activities.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  Gothic's natural gas and oil reserves are estimated annually by independent petroleum engineers. Gothic's calculation of depreciation, depletion and amortization ("DD&A") includes estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of salvage values. The average composite rate used for DD&A of natural gas and oil properties was $.64 and $.72 per Mcfe in 1996 and 1997, respectively. DD&A of natural gas and oil properties amounted to $2,820,000 and $5,530,000 in 1996 and 1997, respectively.

  In the event the unamortized cost of natural gas and oil properties being amortized exceeds the full cost ceiling as defined by the SEC, the excess is charged to expense in the period during which such excess occurs. The full cost ceiling is based principally on the estimated future discounted net cash flows from Gothic's natural gas and oil properties. Gothic recorded a $5,050,000 provision for impairment of natural gas and oil properties at March 31, 1996. As a result of the $5,050,000 impairment provision and an aggregate of $2,850,000 of Buttonwood deposits written off in 1995, Gothic recorded a tax benefit of $2,993,000 which offset the deferred tax liability related to the acquired Buttonwood natural gas and oil properties. As discussed in Note 13, estimates of natural gas and oil reserves are imprecise. While no such impairment provisions were recorded in 1997, changes in the estimates or declines in natural gas and oil prices could cause Gothic in the near-term to reduce the carrying value of its natural gas and oil properties.

  Sales and abandonments of properties are accounted for as adjustments of capitalized costs with no gain or loss recognized unless a significant amount of reserves is involved. Since all of Gothic's natural gas and oil properties are located in the United States, a single cost center is used.

  GAS SYSTEM AND EQUIPMENT, FURNITURE AND FIXTURES--Equipment, furniture and fixtures are stated at cost and are depreciated on the straight-line method over their estimated useful lives which range from three to seven years. The gas gathering and processing system is also stated at cost and is depreciated on the straight-line method over its estimated useful life of 20 years.

  DEBT ISSUANCE COSTS--Debt issuance costs, including the original issue discount, associated with the Company's 12 1/4% Senior Notes Due 2004 are amortized and included in interest expense using the interest method over the term of the notes. The unamortized portion of debt issuance costs associated with Gothic's Credit Facility is included in other assets and amortized and included in interest expense using the straight-line method over the term of the Facility. Amortization of debt issuance costs for the years ended December 31, 1996 and 1997 amounted to $69,000 and $1,804,000, respectively.

  NATURAL GAS AND OIL SALES AND NATURAL GAS BALANCING--Gothic uses the sales method for recording natural gas sales. Gothic's oil and condensate production is sold, title passed, and revenue recognized at or near its wells under short-term purchase contracts at prevailing prices in accordance with arrangements which are customary in the oil industry. Sales of gas applicable to Gothic's interest in producing natural gas and oil leases are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts covering its interest in gas reserves. During such times as Gothic's sales of gas exceed its pro rata ownership in a well, such sales are recorded as revenues unless total sales from the well have exceeded Gothic's share of estimated total gas reserves underlying the property at which time such excess is recorded as a gas imbalance liability. At December 31, 1997, total sales exceeded Gothic's share of estimated total gas reserves on fifteen wells by $229,000 (98,000 Mcf), based on the year end "spot market" price of natural gas. The gas imbalance liability has been classified in the balance sheet as non-current, as Gothic does not expect to settle the liability during the next twelve months.

  Gothic has recorded deferred charges for estimated lease operating expenses incurred in connection with its underproduced gas imbalance position. At December 31, 1997, cumulative total gas sales volumes for

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES underproduced wells were less than Gothic's pro-rata share of total gas production from these wells by 1,054,000 Mcf, resulting in prepaid lease operating expenses of $759,000, which are included in other assets in the accompanying balance sheet. The rate used to calculate the deferred charge is the average annual production costs per Mcf.

  In addition, Gothic has recorded accrued charges for estimated lease operating expenses incurred in connection with its overproduced gas imbalance position. At December 31, 1997, cumulative total gas sales volumes for overproduced wells exceeded Gothic's pro-rata share of total gas production from these wells by 446,000 Mcf, resulting in accrued lease operating expenses of $322,000, which are included in the gas imbalance liability in the accompanying balance sheet. The rate used to calculate the accrued liability is the average annual production costs per Mcf.

  INCOME TAXES--Gothic applies the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax liabilities or assets arise from the temporary differences between the tax basis of assets and liabilities, and their basis for financial reporting, and are subject to tests of realizability in the case of deferred tax assets. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not.

  LOSS PER COMMON SHARE--Loss per common share before extraordinary item and loss per common share are computed in accordance with Statement of Financial Accounting Standards No. 128 ("FAS 128"), which is effective for reporting periods ending after December 15, 1997. FAS 128 requires the restatement of prior year's loss per share to conform to the new standard. Presented on the Consolidated Statements of Operations is a reconciliation of loss available to common shareholders. There is no difference between actual weighted average shares outstanding, which are used in computing basic loss per share and diluted weighted average shares, which are used in computing diluted loss per share because the effect of outstanding options and warrants would be antidilutive. (See Note 6 for options and warrants outstanding during 1996 and 1997 and options still outstanding at December 31, 1997, which were not included in the computation of diluted loss per share.)

  STOCK BASED COMPENSATION--Gothic applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans. Under this standard, no compensation expense is recognized for grants of options which include an exercise price equal to or greater than the market price of the stock on the date of grant. Accordingly, based on Gothic's grants in 1996 and 1997, no compensation expense has been recognized.

NOTE 2. INVESTMENTS

  The cost and estimated market values of available-for-sale securities at December 31, 1997 are as follows (in thousands):

                                                    AVAILABLE-FOR-SALE
                                          --------------------------------------
                                                 GROSS      GROSS    APPROXIMATE
                                               UNREALIZED UNREALIZED   MARKET
                                          COST   GAINS      LOSSES      VALUE
                                          ---- ---------- ---------- -----------
      Equities........................... $527   $ --        $121       $406
                                          ====   =====       ====       ====

  Net unrealized holding losses on available-for-sale securities of $121,000 are included as a separate component of stockholders' equity in 1997.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

NOTE 3. NATURAL GAS AND OIL PROPERTY ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS SUBSEQUENT TO YEAR-END 1997

  AMOCO ACQUISITION--On January 23, 1998, Gothic completed the acquisition from Amoco Production Company ("Amoco"), a subsidiary of Amoco Corporation, of certain producing natural gas properties, located in the Anadarko and Arkoma Basins of Oklahoma. The purchase price was $237,500,000, subject to certain post-closing adjustments. Amoco also received warrants to purchase 1,500,000 shares of Parent common stock for $3.00 per share, with an estimated fair value at the date of acquisition of $1,155,000 and certain producing properties having a value of less than $1,800,000. The acquisition and related fees and expenses were financed through a new credit facility with Bank One, Texas, NA. ("Bank One") (See Note 4) and the issuance of $37,000,000 of Series A Preferred Stock (See Note 6). Gothic acquired interests in 821 gross wells and assumed operations of 291 of the properties. Gothic will also receive approximately 10,000 net undeveloped acres located throughout the Anadarko Basin area as well as substantial mineral and overriding royalty interests. Gothic paid a deposit of $23,750,000 toward the purchase price in November 1997. (See also Note 14).

ACQUISITIONS DURING 1997

  HS ACQUISITION--On September 9, 1997, Gothic acquired from two affiliates of HS Resources, Inc. ("HS") various working interests in a total of approximately 250 natural gas and oil producing wells located in New Mexico and Oklahoma (the "HS Acquisition"). The purchase price for the properties (the "HS Properties") was approximately $27,500,000, plus the transfer of certain producing properties owned by Gothic having a value of less than $1,000,000. The New Mexico properties acquired from HS consist of working interests in approximately 100 wells located in four fields in Chavez and Eddy counties in the Delaware/Permian basin. Gothic operates 92 of these wells. The Oklahoma properties acquired from HS consist of working interests in approximately 150 wells located in various fields in the Anadarko Basin where Gothic has other operations. Gothic operates 50 of these wells.

  KERR-MCGEE ACQUISITION--On August 12, 1997, Gothic acquired from Kerr-McGee Corporation ("Kerr-McGee") various working interests and royalty interests in 162 wells located in Canadian and Grady Counties, Oklahoma for approximately $3,600,000. Gothic is the operator of 16 of these wells.

  FINA ACQUISITION--On May 15,1997, Gothic acquired from Fina Oil and Chemical Company various working interests in 20 producing gas wells located in Beaver County, Oklahoma and Clarke County, Kansas. The purchase price was $3,350,000. Gothic operates all 20 producing wells.

  NORSE ACQUISITION--On February 18, 1997, Gothic acquired from Norse Exploration, Inc., and Norse Pipeline, Inc. (collectively, "Norse"), various working interests in 11 natural gas and oil producing properties and, through the acquisition of the outstanding capital stock of Norse Pipeline, Inc., its 40.09% general partnership interest in the Sycamore Gas System (the "Sycamore System"), an Oklahoma gathering system, processing plant and storage facility. The natural gas and oil wells and the gathering system are located in the Springer Field in Carter County, Oklahoma. The total purchase price was $10,750,000, plus two-year warrants to purchase 200,000 shares of the Parent's Common Stock at a per share exercise price of $2.50. The estimated fair value of such warrants at the date of acquisition was approximately $254,000.

  HUFFMAN ACQUISITION--Gothic also on February 18, 1997, acquired from H. Huffman & Company ("Huffman"), an Oklahoma limited partnership, various working interests in 13 natural gas and oil producing properties and an additional 10.97% interest in the Sycamore System. The natural gas and oil wells are located

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES in the same producing area as the properties acquired from Norse. The total purchase price for the assets acquired was $3,950,000.

  HORIZON ACQUISITION--Gothic also acquired, on February 18, 1997, from Horizon Gas Partners, L.P. and HSRTW, Inc. (collectively, "Horizon"), various working and royalty interests in approximately 100 natural gas and oil producing properties. The producing properties are located in Major and Blaine counties of Oklahoma. The purchase price was $10,000,000.

ACQUISITIONS DURING 1996

  ATHENA ACQUISITION--On December 27, 1996, Gothic completed an acquisition from Athena Energy, Inc. of various working interests in 85 producing natural gas and oil properties (the "Athena Acquisition"). Gothic operates approximately 30 of the wells. The purchase price for the properties acquired was approximately $4,200,000. Substantially all of the properties acquired are located in western Oklahoma and the Texas Panhandle.

  VARIOUS WORKING INTEREST ACQUISITIONS--On August 5, 1996, Gothic completed the acquisition, from various sellers, of working interests in approximately 120 wells in the Anadarko Basin of Western Oklahoma, and the Arkoma Basin of Eastern Oklahoma and Arkansas (the "Working Interest Acquisitions"). Gothic operates 70 of the wells in which the interests were acquired. The aggregate purchase price for these wells was $3,270,000.

  STRATUM ACQUISITION--On May 20, 1996, Gothic acquired from Stratum Group Energy Capital, L.P. and Stratum Corp. (the "Stratum Acquisition"), the overriding royalty interest of 7% of the net revenues derived from the properties acquired in the Johnson Ranch financing provided by Stratum to Gothic in May 1995 for the Johnson Ranch Acquisition. The purchase price was $800,000.

  COMSTOCK ACQUISITION--On May 16, 1996, Gothic completed the acquisition, from Comstock Oil and Gas, Inc. and Comstock Offshore Energy, Inc. (the "Comstock Acquisition"), of various working interests in 145 producing natural gas and oil properties. Gothic operates 70 of the wells. The purchase price for the properties acquired was $6,430,000. Substantially all of the properties acquired are located in the Anadarko Basin of western Oklahoma and the Arkoma Basin of eastern Oklahoma and Arkansas.

  BUTTONWOOD ACQUISITION--On January 30, 1996 Gothic completed the acquisition of Buttonwood Energy Corporation ("Buttonwood"). Concurrently with entering into an option agreement with Buttonwood on September 27, 1995 for $1,000,000, the parties terminated without being exercised a similar option purchased by Gothic in March 1995 for $1,850,000. Gothic recorded a loss on termination of these options in 1995, with the $1,000,000 recorded as an impairment of natural gas and oil properties. The aggregate purchase price was $18,009,000 including acquisition costs of $389,000.

  The transaction was financed with proceeds from a public offering of the Parent's common stock, the sale of preferred stock, a bridge financing and the establishment of a credit facility with Bank One, Texas. The public offering and the preferred financing generated net proceeds of $17,216,000. The remaining purchase price was paid out of the proceeds from the Bank One, Texas Credit Facility.

  All of the above noted acquisitions were accounted for under the purchase method and, accordingly, results of operations of the acquired properties are included in Gothic's results of operations since the respective dates of the acquisitions.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  PROPERTY DISPOSITIONS--Management of Gothic reviews the properties acquired and from time to time disposes of wells that are deemed to be unprofitable, fail to meet management's operating requirements or, under certain circumstances, are operated by other parties. During 1997, Gothic disposed of various interests in an aggregate of approximately 450 properties for a total sales price of $3,993,000. All of such proceeds were used for working capital purposes. During 1996, Gothic disposed of various interests in an aggregate of approximately 500 properties for a total sales price of $3,111,000. Of such amount, $2,402,000 was applied to reduce outstanding indebtedness and $709,000 was used for working capital purposes.

  The following reflects the unaudited proforma results of operations assuming the 1996 and 1997 acquisitions and disposition had all been consummated on January 1, 1996.

                                                                1996     1997
                                                               -------  -------
                                                               (IN THOUSANDS)
        Revenues..............................................  29,209   26,944
        Operating income......................................   3,996    7,250
        Loss before extraordinary item........................  (6,543)  (6,047)
        Net loss..............................................  (7,716)  (6,311)
        Basic and diluted loss per common share...............    (.64)    (.45)

NOTE 4. FINANCING ACTIVITIES

CREDIT FACILITY

  On January 19, 1996, Gothic entered into a Loan Agreement with Bank One, (the "Initial Credit Facility"), which reflecting subsequent amendments, enabled Gothic to borrow, from time to time and, subject to meeting certain borrowing base requirements and other conditions, a maximum aggregate of $25,000,000, consisting of a $20,000,000 revolving loan and a $5,000,000 acquisition note.

  On February 17, 1997, Gothic and Bank One, entered into a Restated Loan Agreement (the "Prior Credit Facility") which enabled Gothic to borrow, from time to time and, subject to meeting certain borrowing base requirements and other conditions, a maximum aggregate of $75,000,000. The aggregate available to be borrowed under the Prior Credit Facility was comprised of a $35,100,000 borrowing availability (the "borrowing base") based on Gothic's natural gas and oil reserves, a $10,000,000 special advance facility (the "Special Advance Facility") and a $2,000,000 special drilling facility (the "Special Drilling Facility").

  On September 9, 1997, Gothic repaid in full the outstanding borrowings under the Prior Credit Facility with a portion of proceeds from the issuance of $100 million principal amount of 12 1/4% Senior Notes due 2004 ("Senior Notes"). See Note 5. The transaction resulted in a loss on early extinguishment of debt of $907,000 ($.07 per weighted average share outstanding) and is shown as an extraordinary item in the 1997 Statement of Operations.

  In September 1997, Gothic entered into a substantially revised Prior Credit Facility with Bank One consisting of a revolving line of credit with an initial borrowing base of $30,000,000. At December 31, 1997, Gothic had $23,750,000 borrowed under the Prior Credit Facility which was used for a downpayment on the Amoco Acquisition. The facility matures January 30, 1999.

  On January 23, 1998, Gothic entered into a Second Restated Loan Agreement (the "Credit Facility") with Bank One, as principal and as agent for a syndicate of lenders, which agreement replaced Gothic's credit facility entered into in January 1996 and revised in February and September 1997. The Credit Facility consists of a revolving loan with a lending commitment of $160,000,000, subject to a monthly commitment

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES reduction of $2,000,000 commencing February 1, 1998 (the "Revolving Loan"), and a bridge loan (the "Bridge Loan") with a lending commitment of $60,000,000. The initial borrowing base under the Revolving Loan is $160,000,000. Proceeds of $156,400,000 under the Revolving Loan and the $60,000,000 Bridge Loan were used to finance a portion of the purchase price for the Amoco Acquisition. The Bridge Loan is due and payable on June 30, 1998 and is subject to prepayment out of Gothic's excess cash flow, as defined. Failure to repay the $60,000,000 Bridge Loan when due would be an event of default under Gothic's Credit Facility which would result in the entire indebtedness under the Credit Facility becoming immediately due and payable. In such event, the lenders could assert their rights as secured creditors and foreclose on Gothic's assets. In addition, such event of default would also be an event of default under Gothic's 12 1/4% Senior Notes resulting in such notes becoming immediately due and payable. See Note 5.

  Interest on borrowings under the Credit Facility is payable monthly calculated at the Bank One Base Rate, as determined from time to time by Bank One, provided, however, so long as the Bridge Loan is outstanding interest on the Revolving Loan is at the Base Rate plus 0.5% and interest on the Bridge Loan is at the Base Rate plus 1.0% through March 31, 1998 and at the Base Rate plus 2% thereafter. Gothic may elect to calculate interest under a London Interbank Offered Rate ("LIBOR") plus 1.5%, if less than 50% of the borrowing base is utilized, up to plus 2% if more than 75% of the borrowing base is utilized, provided, however, so long as the Bridge Loan is outstanding the LIBOR rate is plus 3.0%. The interest rate under the Credit Facility is subject to a 1.0% increase in the event Gothic fails to fulfill timely certain agreements relating to obtaining additional capital. Gothic is required to pay a fee on the unused portion of the lending commitment equal to 1/2% per annum.

  Under the Credit Facility, the lenders hold liens on substantially all of Gothic's natural gas and oil properties, whether currently owned or hereafter acquired, including the properties acquired in the Amoco Acquisition. The Credit Facility requires, among other things, semi-annual engineering reports covering natural gas and oil reserves on the basis of which semi-annual and other redeterminations of the borrowing base and monthly commitment reduction will be made. The Credit Facility also includes various affirmative and negative covenants, including, among others, (i) prohibitions against additional indebtedness unless approved by the lenders, subject to certain exceptions, (ii) prohibitions against the creation of liens on the assets of Gothic, subject to certain exceptions, (iii) prohibitions against cash dividends, (iv) maintaining certain hedging positions and interest rate protection agreements satisfactory to Bank One, (v) prohibitions on asset sales, subject to certain exceptions, (vi) restrictions on mergers or consolidations, (vii) a requirement to maintain a ratio of current assets to current liabilities of 1.0 to 1.0, (viii) a requirement to maintain on a quarterly basis a minimum tangible net worth of at least (a) $45,000,000 as of January 23, 1998, and (b) $75,000,000 as of March 31, 1998, plus 50% of net income, if positive, before extraordinary gains but after extraordinary losses, for the period commending April 1, 1998, plus 100% of the net proceeds from the issuance of common or preferred stock, (ix) a minimum interest coverage ratio of not less than 1.5 to 1.0 as of the end of each quarter for the preceding four quarters beginning with the quarter ended September 30, 1997 and increasing to 2.0 to 1.0 as of the end of each quarter for the preceding four quarters beginning with the quarter ended September 30, 1998,
(x) issuance of common stock with proceeds of $65,000,000 by March 31, 1998, and (xi) the escrow of interest payments due on Gothic's outstanding Senior Notes. Events of default include the non-payment of principal, interest or fees, a default under other outstanding indebtedness of Gothic, a breach of Gothic's representations and warranties contained in the loan agreement, material judgements, bankruptcy or insolvency, a default under certain covenants not cured within a grace period, and a change in the management or control of Gothic.

  The amount of borrowings available to Gothic under the Credit Facility depend upon the redetermination of Gothic's borrowing base by the Bank, subject to the limits imposed by the lending commitment. The borrowing base is subject to periodic redetermination, at the discretion of the Bank, based on a review of Gothic's reserve and other information with the initial scheduled review to occur on April 1, 1998. A reduction in the borrowing base could require Gothic to repay outstanding indebtedness under the Revolving Loan in excess of the redetermined borrowing base, and would limit available borrowings thereunder.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

NOTES PAYABLE

  In order to provide the funds necessary to complete the Norse, Huffman, and Horizon acquisitions, on February 18, 1997 two accredited investors, as defined under the Securities Act of 1933, loaned to Gothic the aggregate sum of $4,500,000 represented by Gothic's promissory notes ("Bridge Financing"). Of the aggregate amount, $2,500,000 bore interest at 5% per annum and matured on April 18, 1997, however, the lender extended the maturity date to September 30, 1997 for additional consideration of 200,000 shares of Parent's common stock when the fair value of Parent's Common Stock was $2.25 per share with respect to the first 100,000 shares and $1.81 per share with respect to the second 100,000 shares. The remaining $2,000,000 bore interest at 12% per annum and had a maturity date of October 31, 1997. As additional consideration for making the loan, the investors also received a total of 250,000 shares of the Parent's common stock when the fair market value of the Parent's common stock was $2.63 per share. Also, Gothic paid a $250,000 fee for the $2,500,000 advance on the Bridge Financing.

  On September 9, 1997, Gothic repaid the outstanding indebtedness under the Bridge Financing plus accrued interest with a portion of the proceeds from the issuance of Gothic's 12 1/4% Senior Notes.

NOTE 5. 12 1/4% SENIOR NOTES

  On September 9, 1997, Gothic completed the sale of 100,000 units consisting of an aggregate of $100,000,000 principal amount of 12 1/4% Senior Notes due 2004 and 1,400,000 Warrants to purchase an aggregate of 1,400,000 shares of Common Stock of the Parent at a purchase price of $3.00 per share. The net proceeds to Gothic from the sale of the units were approximately $95,729,000, net of offering costs of $4,271,000, and were used to complete the HS Acquisition for $27,500,000, repay the Bank One Prior Credit Facility balances of $47,444,000, repay other indebtedness and accrued interest of $4,703,000 and apply approximately $16,082,000 to working capital. The estimated fair value of the 1,400,000 warrants issued in connection with the offering was $1,190,000. Such amount has been treated as an original issue discount, and together with the offering costs is being amortized over the life of the Senior Notes using the effective interest method.

  The Senior Notes bear interest at an annual rate of 12 1/4%, payable semiannually in arrears on March 1 and September 1 of each year. The Senior Notes are senior, unsecured obligations of Gothic, ranking pari passu with all existing and future unsecured senior indebtedness of Gothic, and senior in right of payment to all future subordinated indebtedness of Gothic. Subject to certain limitations set forth in the indenture covering the Senior Notes (the "Indenture"), the Parent and its subsidiaries may incur additional senior indebtedness and other indebtedness.

  The Indenture contains certain covenants limiting the Parent and its Restricted Subsidiaries, as defined, with respect to the following: (i) asset sales; (ii) restricted payments; (iii) the incurrence of additional indebtedness and the issuance of certain redeemable preferred stock; (iv) liens; (v) sale and leaseback transactions; (vi) lines of business; (vii) dividend and other payment restrictions affecting subsidiaries; (viii) mergers and consolidations; and (ix) transactions with affiliates.

  In the event the Parent consummates one or more Equity Offerings, as defined, on or prior toSeptember 1, 1998, Gothic, at its option, may redeem up to $25,000,000 of the aggregate principal amount of the Senior Notes with all or a portion of the aggregate net proceeds received by the Parent from such Equity Offering or Equity Offerings at a redemption price of 112.25% of the aggregate principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest thereon to the redemption date; provided, however, that following such redemption, at lease $75,000,000 of the aggregate principal amount of the Senior Notes remains outstanding.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  Upon a Change of Control, as defined, Gothic will be required, subject to certain conditions, to offer to repurchase all outstanding Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

  The Senior Notes are unconditionally guaranteed ("the Guarantee") by the two subsidiaries of the Parent, Gothic Energy of Texas, Inc. and Gothic Gas Corporation ("Guarantors"). The Guarantee is a general unsecured senior obligation of the Guarantors, ranking pari passu with all existing and future subordinated indebtedness of the Guarantors. The Indenture provides that all existing and future Restricted Subsidiaries shall enter into the Guarantee.

  In connection with obtaining consents to the amendment of Gothic's outstanding 12 1/4% Senior Notes, the Parent agreed to raise a total of at least $45,000,000 of equity by February 28, 1998 and at least $100,000,000 from the sale of senior subordinated notes by March 31, 1998. In the event the Parent fails to comply with either of these agreements, until such conditions are met, the interest rate on the 12 1/4% Senior Notes will increase by 1% until the additional equity is raised and also by 1% until the senior subordinated notes are sold, provided, if the senior subordinated notes are not sold by June 30, 1998, the interest rate on the12 1/4% Senior Notes will increase by 2% until such senior subordinated notes are sold. Such additional equity was not sold by February 28, 1998, and, accordingly, the interest rate increased to 13 1/4%. Pursuant to such consents, the holder of the 12 1/4% Senior Notes agreed that the Parent will have the right to redeem such notes through March 31, 1998 at 100% of the principal amount thereof and at 101% of the principal amount thereof through April 30, 1998 when such redemption right will expire.

  In November 1997, Gothic purchased $796,000 (face value) of its 12 1/4% Senior Notes. The market value of these notes was $803,000 as of December 31, 1997. The cost has been treated as treasury bonds and reported as a reduction of long-term debt on the balance sheet as of December 31, 1997 and the related interest income and interest expense of $15,000 has been eliminated from the 1997 statement of operations.

NOTE 6. STOCKHOLDERS' EQUITY

  COMMON STOCK AND PREFERRED STOCK OFFERING--On January 30, 1996, the Parent completed a public offering of 2,545,000 Units at a price of $6.00 per Unit. Each Unit consisted of three shares of the Parent's common stock and three five year redeemable common stock purchase warrants, each redeemable for one share of common stock at $2.40 per share. The offering netted Gothic approximately $12,970,000, all of which was applied to the purchase of Buttonwood. In connection with the offering, the Underwriter was granted an option to acquire 230,000 Underwriter Units exercisable at a price of $9.90 per Unit.

  Also on January 30, 1996, the Parent completed a preferred stock financing of 5,540 shares of the Company's 7 1/2% Cumulative Convertible Preferred Stock. Additionally, 28,667 shares of common stock were issued as a placement fee related to the preferred stock offering. The financing included 1,290 shares issued to Quest Capital Corporation in exchange for $1,290,000 principal amount of the Quest Note, and the sale for cash of 4,250 shares, for an aggregate cash price of $4,250,000 (net of fees of $253,000). The 5,540 shares of 7 1/2% Cumulative Convertible Preferred Stock were convertible commencing December 31, 1996, into shares of the Parent's Common Stock at a conversion price per share of Common Stock equal to the lessor of (i) $2.00 or
(ii) a price equal to the average of the closing prices of the Parent's Common stock during the 30 business days prior to the day the shares are converted less a discount of 12%. During 1997, the Parent issued an aggregate of 3,054,783 shares of its common stock upon conversion of all 5,540 shares of its 7 1/2% Cumulative Convertible Preferred Stock. Due to the fact that the preferred stock was convertible into the Parent's common stock at a discount from market, Gothic computed an imputed dividend of $791,000, which was based on the common stock market value of $2.00 per share at the date of issuance, less a 12 1/2% discount. The discount was accreted as an imputed dividend through December 31, 1996 and, accordingly, affects income (loss) available for common shares in 1996.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  In June 1996, the Parent issued 116,533 shares of its common stock to two separate parties as consideration for their interest in natural gas and oil properties located on the Johnson Ranch. The fair value assigned to these natural gas and oil properties was $300,000, based on the trading price of the Parent's stock on the date of the acquisition.

  During 1997, the Parent issued 335,000 shares of its common stock upon exercise of outstanding warrants, at a price of $1.00 per share, 14,000 shares upon conversion of a note, and 5,000 shares upon exercise of an option held by a former director of the Parent at a price of $2.00 per share. Additionally, the Parent issued 250,000 shares of its common stock during the period as consideration to enter into a note payable and later issued an additional 200,000 shares to extend the maturity date of the note.

  On January 23, 1998, the Parent issued an aggregate of 37,000 shares of Series A Preferred Stock with each share having a liquidation preference of $1,000. The Parent has the right to redeem the Series A Preferred Stock at any time upon payment in cash of 101% of the liquidation preference, inclusive of accrued but unpaid dividends, and the shares are mandatorily redeemable on December 31, 2004. The shares of Series A Preferred Stock entitle the holders to receive cumulative dividends payable in additional shares of Series A Preferred Stock at a rate per annum initially of 14% of the liquidation preference of the Series A Preferred Stock increasing on April 1, 1998 and each 90-day period thereafter that the Series A Preferred Stock remains outstanding by 1%, but not to exceed a maximum dividend per annum of 20%, excluding any other adjustments to the dividend rate. The Series A Preferred Stock ranks senior to all classes of the Parent's Common Stock and preferred stock outstanding or hereafter issued. The holders of the shares of Series A Preferred Stock have no voting rights except (i) as required by Oklahoma law, or (ii) in the event the shares of Series A Preferred Stock are then outstanding and so long as such shares remain outstanding, commencing on September 30, 1998 the holders are entitled to elect two members of the Parent's Board of Directors, on December 31, 1998 the holders are entitled to elect three members of the Parent's Board of Directors, and on March 31, 1999 the holders are entitled to elect four members of the Parent's Board of Directors. Such directors, if elected, will serve until the shares are redeemed. The dividend rate on the Series A Preferred Stock is subject to increase under certain circumstances in the event the Parent fails to comply with certain covenants relating to the registration under the Securities Act of 1933, as amended, of shares of Series A Preferred Stock to be offered in exchange for the outstanding shares of Series A Preferred Stock, a change in control of the Parent, or the failure of the Parent to redeem the shares from the proceeds of certain offerings of its securities. The issuance of the shares provided a portion of the cash paid as consideration in the Amoco Acquisition and were applied as payment of a fee in connection with an amendment of certain terms of Gothic's outstanding 12 1/4% Senior Notes thereby permitting the Amoco Acquisition.

  Concurrently with the sale of the Series A Preferred Stock, the Parent issued five-year Warrants to purchase an aggregate of 1,175,778 shares of Common Stock exercisable at the lesser of $2.75 per share or the average of the daily closing bid prices commencing five days and ending one day before the date of exercise. The estimated fair value of such Warrants was $941,000 on the date of issuance. The exercise price and number of shares issuable is subject to adjustment under certain circumstances and the holders have certain rights to have the shares issuable on exercise of the warrants registered under the Securities Act or included in a registration statement filed by the Parent under the Securities Act. In the event the Series A Preferred Stock remains outstanding on March 31, 1998, the exercise price of the Warrants will reduce to $.01 per share and the holders of the Series A Preferred Stock will receive additional five-year warrants, also having an exercise price of $.01 per share, which will represent the right to purchase, when aggregated with the Warrants, 10% of Gothic's fully-diluted equity. In the event the Series A Preferred Stock remains outstanding at each of June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999, the holders of the Series A Preferred Stock will receive additional five-year warrants which will represent the right to purchase, when aggregated with the Warrants and any additional warrants previously issued, 20%, 30%, 40% and 50%, respectively, of Gothic's fully-diluted equity.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  In connection with past financing arrangements and as compensation for consulting and professional services, the Parent has issued warrants to purchase its common stock. The following tables reflect the activity of the Parent's warrants and options for 1996 and 1997. (See Note 7)

                         EXERCISE                                                                 NUMBER
                         PRICE ($) EXPIRATION OUTSTANDING                                       OUTSTANDING EXERCISABLE
                         PER SHARE    DATE     12/31/95    GRANTED   EXERCISED EXPIRED/CANCELED  12/31/96    12/31/96
                         --------- ---------- ----------- ---------- --------- ---------------- ----------- -----------
WARRANTS
 1991 Public Offering...   5.50    06/30/1996    800,000         --       --        800,000            --          --
 1991 Underwriter.......   6.00    11/08/1996    160,000         --       --        160,000            --          --
 1996 Public
  Offering(1)...........   2.40    01/30/2001        --    7,635,000      --            --       7,635,000   7,635,000
 1996 Underwriter.......   2.40    01/30/2001        --      690,000      --            --         690,000     690,000
 Quest..................   1.00    04/17/1997    300,000         --       --            --         300,000     300,000
 Egolf..................   2.50    01/19/1996    100,000         --       --        100,000            --          --
 Stratum................   3.25    06/02/2000  1,000,000         --       --            --       1,000,000   1,000,000
 Bridge.................   2.40    01/30/2001    250,000         --       --            --         250,000     250,000
 Note Extension.........   1.00    08/31/1997     52,500         --       --            --          52,500      52,500
 Underwriter............   2.25    08/19/2001        --      200,000      --            --         200,000     200,000
 Consultant.............   2.38    03/14/2001        --       29,531      --            --          29,531      29,531
                                              ----------  ----------  -------     ---------     ----------  ----------
  Total Warrants........                       2,662,500   8,554,531      --      1,060,000     10,157,031  10,157,031
OPTIONS (NOTE 7)
 1996 Underwriter
  Share.................   3.30    01/30/2001        --      690,000      --            --         690,000     690,000
 Employees..............   1.50    11/01/1999    125,000         --       --            --         125,000      62,500
 Employees..............   1.75    02/01/2001        --       45,000      --            --          45,000         --
 Employees..............   2.50    12/18/2001        --      135,000      --            --         135,000         --
 Officers and Direc-
  tors..................   1.50    11/01/1999    250,000         --       --        150,000        100,000      50,000
 Officers and Direc-
  tors..................   2.50    10/04/1999    500,000         --       --            --         500,000     500,000
 Officers and Direc-
  tors..................   2.56    07/16/2001        --      600,000      --            --         600,000         --
 Former
  Director/Officer......   1.50    07/15/2002     20,000         --       --            --          20,000      20,000
 Former
  Director/Officer......   2.00    09/15/2004     30,000         --       --            --          30,000      30,000
                                              ----------  ----------  -------     ---------     ----------  ----------
  Total Options.........                         925,000   1,470,000      --        150,000      2,245,000   1,352,500
  Total Warrants &
   Options..............                       3,587,500  10,024,531      --      1,210,000     12,402,031  11,509,531
                                              ==========  ==========  =======     =========     ==========  ==========
                         EXERCISE                                                                 NUMBER
                         PRICE ($) EXPIRATION OUTSTANDING                                       OUTSTANDING EXERCISABLE
                         PER SHARE    DATE     12/31/96    GRANTED   EXERCISED EXPIRED/CANCELED  12/31/97    12/31/97
                         --------- ---------- ----------- ---------- --------- ---------------- ----------- -----------
WARRANTS
 1996 Public Offer-
  ing(1)................   2.40    01/30/2001  7,635,000         --       --            --       7,635,000   7,635,000
 1996 Underwriter.......   2.40    01/30/2001    690,000         --       --            --         690,000     690,000
 Quest..................   1.00    04/17/1997    300,000         --   300,000           --             --          --
 Norse..................   2.50    02/18/1999        --      200,000      --            --         200,000     200,000
 Senior Notes...........   3.00    09/01/2004        --    1,400,000      --            --       1,400,000   1,400,000
 Stratum................   3.25    06/02/2000  1,000,000         --       --            --       1,000,000   1,000,000
 Bridge.................   2.40    01/30/2001    250,000         --       --            --         250,000     250,000
 Note Extension.........   1.00    08/31/1997     52,500         --    35,000        17,500            --          --
 Underwriter............   2.25    08/19/2001    200,000         --       --            --         200,000     200,000
 Consultant.............   2.38    03/14/2001     29,531         --       --            --          29,531      29,531
                                              ----------  ----------  -------     ---------     ----------  ----------
  Total Warrants........                      10,157,031   1,600,000  335,000        17,500     11,404,531  11,404,531
OPTIONS (NOTE 7)
 1996 Underwriter
  Share.................   3.30    01/30/2001    690,000         --       --            --         690,000     690,000
 Employees..............   1.50    11/01/1999    125,000         --       --            --         125,000     125,000
 Employees..............   1.75    02/01/2001     45,000         --       --            --          45,000      22,500
 Employees..............   2.50    12/18/2001    135,000         --       --            --         135,000      67,500
 Employees..............   2.00    06/01/2002        --      100,000      --            --         100,000         --
 Employees..............   1.84    08/01/2002        --      350,000      --            --         350,000         --
 Officers & Directors...   1.50    11/01/1999    100,000         --       --            --         100,000     100,000
 Officers & Directors...   2.50    10/04/1999    500,000         --       --            --         500,000     500,000
 Officers & Directors...   2.56    07/16/2001    600,000         --       --            --         600,000     300,000
 Former
  Director/Officer......   1.50    07/15/2002     20,000         --       --            --          20,000      20,000
 Former
  Director/Officer......   2.00    09/15/2004     30,000         --     5,000           --          25,000      25,000
                           ----    ---------- ----------  ----------  -------     ---------     ----------  ----------
  Total Options.........                       2,245,000     450,000    5,000           --       2,690,000   1,850,000
  Total Warrants &
   Options..............                      12,402,031   2,050,000  340,000        17,500     14,094,531  13,254,531
                                              ==========  ==========  =======     =========     ==========  ==========

                        GOTHIC ENERGY AND SUBSIDIARIES

---------------------
(1) Warrants are redeemable at the option of the Parent at a per warrant price of $.01 per warrant at anytime after the Warrants become exercisable, upon not less than 15 business days prior written notice, if the last sale price of the Common Stock has been at least 200% of the then exercise price of the Warrants for the 20 consecutive trading days prior to date of notice. Warrant holders are entitled to exercise their warrants up to the date of redemption.

NOTE 7. STOCK OPTIONS

  INCENTIVE STOCK OPTION PLAN--The Parent has an incentive stock option and non-statutory option plan (the "Plan"), which provides for the issuance of options to purchase up to 2,500,000 shares of Common Stock to key employees and Directors. The incentive stock options granted under the Plan are generally exercisable for a period of ten years from the date of the grant, except that the term of an incentive stock option granted under the Plan to a stockholder owning more than 10% of the outstanding common stock must not exceed five years and the exercise price of an incentive stock option granted to such a stockholder must not be less than 110% of the fair market value of the common stock on the date of grant. The exercise price of a non-qualified option granted under the Plan may not be less than 40% of the fair market value of the common stock at the time the option is granted. As of December 31, 1996 and 1997, options to purchase 1,005,000 and 1,455,000 shares of common stock, respectively, had been issued under the Plan. Half of the options are exercisable after the completion of one year of future service as an employee or director with the remaining options being exercisable upon completion of the second year of future service. No non-qualified options have been issued under the Plan.

  OMNIBUS INCENTIVE PLAN--On August 13, 1996 at the Annual Shareholders' Meeting, the shareholders approved the 1996 Omnibus Incentive Plan and the 1996 Non-Employees Stock Option Plan. The 1996 Omnibus Incentive Plan provides for compensatory awards of up to an aggregate of 1,000,000 shares of Common Stock of the Parent to officers, directors and certain other key employees. Awards may be granted for no consideration and consist of stock options, stock awards, stock appreciation rights, dividend equivalents, other stock-based awards (such as phantom stock) and performance awards consisting of any combination of the foregoing. Generally, options will be granted at an exercise price equal to the lower of (i) 100% of the fair market value of the shares of Common Stock on the date of grant or (ii) 85% of the fair market value of the shares of Common Stock on the date of exercise. Each option will be exercisable for the period or periods specified in the option agreement, which will generally not exceed 10 years from the date of grant. No options have been issued under the Omnibus Incentive Plan.

  NON-EMPLOYEE STOCK OPTION PLAN--The 1996 Non-Employee Stock Option Plan provides a means by which non-employee Directors of the Parent and consultants to Gothic can be given an opportunity to purchase stock in the Parent. The Plan provides that a total of 1,000,000 shares of the Parent's Common Stock may be issued pursuant to options granted under the Non-Employee Plan, subject to certain adjustments. The exercise price for each option granted under the Non-Employee Plan will be not less than the fair market value of the Common Stock on the date of grant. Each option granted under the Non-Employee Plan is exercisable 10 years after the date of grant. Options granted to Directors will terminate thirty (30) days after the date the Director is no longer a Director of the Parent. No options have been issued under the Non-Employee Plan.

  Gothic applies Accounting Principles Board Opinion No. 25 in accounting for stock options granted to employees, including directors, and Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") for stock options and warrants granted to non-employees. No compensation cost has been recognized in 1997 and 1996. Had compensation been determined on the basis of fair value pursuant to SFAS No. 123, net loss and loss per share would have been increased as follows:

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
      Net loss available for common shares:
        As reported.......................................... $(4,120) $(4,848)
                                                              =======  =======
        Pro Forma............................................ $(4,564) $(5,698)
                                                              =======  =======
      Basic and diluted loss per share:
        As reported.......................................... $  (.35) $  (.35)
                                                              =======  =======
        Pro Forma............................................ $  (.39) $  (.41)
                                                              =======  =======

  The fair value of each option granted is estimated using the Black Scholes model. The Parent's stock volatility was 0.90 and 0.81 in 1996 and 1997, respectively, based on previous stock performance. Dividend yield was estimated to remain at zero with an average risk free interest rate of 6.0 percent and 6.25 percent in 1996 and 1997, respectively. Expected life was 3 years for options issued in both 1996 and 1997 based on prior experience, the vesting periods involved and the make up of participating employees within each grant. Fair value of options granted during 1996 and 1997 under the Stock Option Plan were $1,175,000 and $474,000, respectively.

NOTE 8. INCOME TAXES

  Deferred tax assets and liabilities are comprised of the following at December 31, 1997 (in thousands):

      Deferred tax assets:
        Gas balancing liability........................................ $   240
        Net operating loss carryforwards...............................   5,626
        Depletion carryforwards........................................     256
        Unrealized loss on available-for-sale investments..............      46
        Accrued wages..................................................      34
                                                                        -------
        Gross deferred tax assets......................................   6,202
      Deferred tax liabilities:
        Deferred lease operating expenses..............................    (361)
        Book over tax basis of oil and gas properties..................  (5,524)
                                                                        -------
        Gross deferred tax liabilities.................................  (5,885)
      Net deferred tax assets..........................................     317
        Valuation allowance............................................    (317)
                                                                        -------
                                                                        $    --
                                                                        =======

  Net operating losses of approximately $8,905,000 are available for future use against taxable income. These net operating loss carryforwards ("NOL") expire in the years 2010 through 2012.

  In addition, the acquisition of Buttonwood in January, 1996 made available approximately $5,900,000 of net operating loss carryforwards and $675,000 of depletion carryforwards generated prior to the acquisition. However, the loss carryforwards and depletion carryforwards are limited annually under Internal Revenue Code Section 382 due to a change in ownership. The net operating loss carryforwards expire in the year 2010 and the depletion carryforwards can be carried forward indefinitely. Realization of a benefit from Gothic's NOL's is dependent upon the generation of sufficient future taxable income prior to the expiration of the NOL's.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

  Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, in the event that a substantial change in the ownership of the Parent were to occur in the future (whether through the sale of stock by a significant shareholder or shareholders, new issuances of stock by the Parent, conversions, a redemption, recapitalization, reorganization, any combination of the foregoing or any other method) so that ownership of more than 50% of the value of the Parent's capital stock changed during any three-year period, Gothic's ability to utilize its NOL's could be substantially limited.

NOTE 9. COMMITMENTS AND CONTINGENCIES

  The Parent has entered into a five-year employment agreement with its President. Under the agreement, as amended in November 1996, the President receives a base salary of $121,000 per year plus additional amounts as may be determined from time to time by the Parent's Board of Directors. The agreement was again amended in October 1997 to increase the base salary to $150,000 per year and upon expiration of the current term on December 31, 1999 the Agreement will be automatically extended three years. In addition, such person is to receive a cash bonus as may be determined by the Parent's Board of Directors. The Parent has the right to terminate the employment agreement at any time upon 45 days notice. Unless the agreement has been terminated for cause, as defined, the Parent is obligated to pay the officer the sum of $200,000, together with any sums unpaid under the terms of the employment agreement, and continue medical insurance in effect for a period of one year after such termination. In the event of a change in control of the Parent, as defined, the officer has the right to terminate the employment agreement with the Parent within 60 days thereafter and the Parent is obligated to pay the same sums and other benefits described above as if such agreement had been terminated by the Parent without cause.

  In January 1998 Gothic entered into a ten-year marketing agreement, whereby the majority of the natural gas associated with the Amoco Acquisition will be marketed, at market prices, under this agreement.

  Gothic leases its corporate offices and certain office equipment and automobiles under non-cancelable operating leases. Rental expense under non-cancelable operating leases was $110,347 and $121,535 for the years ended December 31, 1996 and 1997, respectively.

  Remaining minimum annual rentals under non-cancelable lease agreements subsequent to December 31, 1997 are as follows:

         1998.......................................... $120,022
         1999..........................................  115,423
         2000..........................................    9,000
         2001..........................................    8,250
         2002..........................................       --

  Gothic is not a defendant in any pending legal proceedings other than routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, Gothic does not believe that the outcome of these matters will have a material adverse effect on Gothic.

NOTE 10. BENEFIT PLAN

  Gothic maintains a 401(k) Plan for the benefit of its employees. The Plan was implemented in October 1997. The Plan permits employees to make contributions on a pre-tax salary reduction basis. Gothic makes limited matching contributions to the Plan, and may also make other discretionary contributions. Gothic's contributions for 1997 were $35,000.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

NOTE 11. MAJOR CUSTOMERS

  During the year ended December 31, 1997, Gothic was a party to contracts whereby it sold approximately 31% of its gas production to Aurora Natural Gas, LLC, ("Aurora") who also serves as the counterparty to Gothic's swap agreements (see Note 1), 15% of its gas production to Warren NGL, Inc., 13% of its gas production to GPM Gas Corporation ("GPM"), 13% of its gas production to ONEOK Resources, Inc., and 58% of its oil production to Sun Refining and Marketing ("Sun"). During the year ended December 31, 1996, Gothic was a party to contracts whereby it sold approximately 48% of its gas production to Aurora, 11% of its gas production to GPM and 82% of its oil production to Sun.

NOTE 12 RELATED PARTY TRANSACTIONS

  During 1997, Gothic made advances totaling $336,000 to two officers and directors of the Parent. These advances are non-interest bearing and are expected to be repaid in full. The balance outstanding related to these advances was $336,000 as of December 31, 1997. In February 1998, $168,000 was received in connection with a severance agreement.

NOTE 13 SUPPLEMENTARY NATURAL GAS AND OIL INFORMATION

FINANCIAL DATA

  The following supplemental historical and reserve information is presented in accordance with Financial Accounting Standards Board Statement No. 69, "Disclosures About Oil and Gas Producing Activities".

  CAPITALIZED COSTS--The aggregate amounts of capitalized costs relating to natural gas and oil producing activities, net of valuation allowances, and the aggregate amounts of the related accumulated depreciation, depletion, and amortization at December 31, 1997 were as follows:

                                                                     1997
                                                                --------------
                                                                (IN THOUSANDS)
      Proved properties........................................    $94,168
      Unproved properties, not subject to depreciation,
       depletion and amortization(1)...........................      2,103
      Less: Accumulated depreciation, depletion, and
       amortization............................................     (9,456)
                                                                   -------
        Net natural gas and oil properties.....................    $86,815
                                                                   =======

---------------------
(1) Gothic expects to evaluate the unproved properties during the next two years.

  COSTS INCURRED--Costs incurred in natural gas and oil property acquisition, exploration and development activities for the years ended December 31, 1996 and 1997 were as follows:

                                                                  1996    1997
                                                                 ------- -------
                                                                 (IN THOUSANDS)
       Property acquisition..................................... $35,348 $83,694
       Development costs........................................   1,177   6,141
                                                                 ------- -------
         Total costs incurred................................... $36,525 $89,835
                                                                 ======= =======

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

NATURAL GAS AND OIL RESERVES DATA (UNAUDITED)

  ESTIMATED QUANTITIES--Natural gas and oil reserves cannot be measured exactly. Estimates of natural gas and oil reserves require extensive judgments of reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures.

  Proved reserves are those quantities which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

  Estimates of natural gas and oil reserves require extensive judgments of reservoir engineering data as explained above. Assigning monetary values to such estimates does not reduce the subjectivity and changing nature of such reserve estimates. Indeed, the uncertainties inherent in the disclosure are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth herein is therefore subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and natural gas producers. In addition, since prices and costs do not remain static and no price or cost escalations or de-escalations have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves nor of estimated future cash flows and significant revisions could occur in the near term. Accordingly, these estimates are expected to change as future information becomes available. All of Gothic's reserves are located onshore in the states of Oklahoma, Texas, Arkansas and Kansas.

  The following unaudited table, which is based on reports of Lee Keeling and Associates, Inc., sets forth proved natural gas and oil reserves:

                                                   1996             1997
                                              ---------------  ----------------
                                               BBLS     MCF     BBLS     MCF
                                              ------- -------  ------- --------
                                              (IN THOUSANDS)   (IN THOUSANDS)
Proved Reserves:
  Beginning of year..........................    711   18,698   1,158    64,534
  Revisions of previous estimates............    222   10,276     552   (13,154)
  Purchases of reserves in place.............    639   42,633   2,195    89,016
  Production.................................   (164)  (3,404)   (176)   (6,583)
  Sales of reserves in place.................   (250)  (3,669)   (144)   (6,353)
                                              ------  -------  ------  --------
  End of year                                  1,158   64,534   3,585   127,460
                                              ======  =======  ======  ========
Proved Developed:
  Beginning of year..........................    642    5,093   1,135    47,485
  End of year................................  1,135   47,485   2,503    91,690

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS--Future net cash inflows are based on the future production of proved reserves of natural gas and crude oil as estimated by Lee Keeling and Associates, Inc., independent petroleum engineers, by applying current prices of natural gas and oil to estimated future production of proved reserves. The average prices used in determining future cash inflows for natural gas and oil as of December 31, 1997, were $2.30 per mcf, and $17.30 per barrel, respectively. Future net cash flows are then calculated by reducing such estimated cash inflows by the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves and by the estimated future income taxes.

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

Estimated future income taxes are computed by applying the appropriate year-end statutory tax rate to the future pretax net cash flows relating to Gothic's estimated proved natural gas and oil reserves. The estimated future income taxes give effect to permanent differences and tax credits and allowances. Subsequent toDecember 31, 1997, the "spot market" price of natural gas decreased to approximately $2.00 per mcf, and oil prices dropped to as low as approximately $12.00 per barrel, through March 13, 1998. This decline would have a significant impact on the SMOG values.

  Included in the estimated standardized measure of future cash flows are certain capital projects (future development costs). Gothic estimates the capital required to develop its undeveloped natural gas and oil reserves during 1998 to be approximately $20--30 million. Gothic's planned financial arrangements are discussed in Note 4. If such capital is not employed, the estimated future cash flows will be impacted.

  The following table sets forth Gothic's unaudited estimated standardized measure of discounted future net cash flows.

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1997
                                                      ------------ ------------
                                                           (IN THOUSANDS)
Cash Flows Relating to Proved Reserves:
  Future cash inflows................................   $199,166    $ 351,915
  Future production costs............................    (73,976)    (102,353)
  Future development costs...........................     (9,645)     (26,911)
  Future income tax expense..........................    (30,919)     (51,925)
                                                        --------    ---------
                                                          84,626      170,726
  Ten percent annual discount factor.................    (35,543)     (76,624)
                                                        --------    ---------
  Standardized Measure of Discounted Future Net Cash
   Flows.............................................   $ 49,083    $  94,102
                                                        ========    =========

  The following table sets forth changes in the standardized measure of discounted future net cash flows (in thousands):

                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1997
                                                      ------------ ------------
                                                           (IN THOUSANDS)
Standardized measure of discounted future cash
 flows-beginning of period..........................    $ 8,179      $ 49,083
Sales of natural gas and oil produced, net of
 Operating expenses.................................     (5,579)      (10,558)
Purchases of reserves-in-place......................     30,930        75,736
Sales of reserves-in-place..........................     (3,598)       (5,832)
Revisions of previous quantity estimates and Changes
 in sales prices and production costs...............     18,333       (19,235)
Accretion of discount...............................        818         4,908
                                                        -------      --------
Standardized measure of discounted future Cash
 flows-end of period................................    $49,083      $ 94,102
                                                        =======      ========

                  GOTHIC ENERGY CORPORATION AND SUBSIDIARIES

NOTE 14. PRO FORMA BALANCE SHEET (UNAUDITED)

  As discussed in Note 3, on January 23, 1998, Gothic completed the Amoco Acquisition for a purchase price of $237,500,000, subject to certain closing adjustments. Amoco also received warrants to purchase $1,500,000 shares of Parent common stock for $3.00 per share, with an estimated fair value of $1,155,000 and certain producing properties having a value of less than $1,800,000. The Amoco Acquisition was financed with approximately $22,000,000 in Series A Preferred Stock and $216,400,000 in bank debt. Concurrent with the Amoco Acquisition and as part of the financing, Gothic sold the Sycamore System and other gas systems acquired from Amoco for $6,000,000. In addition, as part of the financing, Gothic incurred (i) bank financing costs of approximately $4,800,000, (ii) fees of approximately $5,800,000 paid in cash, $15,000,000 paid in Series A Preferred Stock, and $941,000 paid in warrants, all for amendments to the terms of Gothic's 12 1/4% Senior Notes. Due to the significance of this transaction, Gothic has provided a pro forma balance sheet which gives effect to the Amoco Acquisition and the related financing.

NOTE 15. SUBSEQUENT EVENT (UNAUDITED)

  On March 31, 1998, Gothic entered into agreements with Chesapeake Energy Corporation ("Chesapeake"), with an expected closing date of not later than April 27, 1998, pursuant to which Gothic will (i) sell to Chesapeake a 50% interest in substantially all of Gothic's undeveloped acreage for $10,500,000,
(ii) sell for $20,000,000 a 50% interest in Gothic's producing natural gas and oil properties in the Arkoma basin, and (iii) sell for $39,500,000 shares of the Parent's Series B Senior Non-voting Preferred Stock and ten-year warrants to purchase at an exercise price of $.01 per share 2,439,246 shares of Parent's Common Stock. In addition, Gothic is seeking to sell in privately negotiated transactions or transactions subject to Rule 144A under the Securities Act up to $235,000,000 of debt securities and Parent is seeking to sell $60 million in Senior Secured Discount Notes. Herein, such transactions, including the transaction with Chesapeake are referred to as the "Recapitalization." It is intended that the net cash proceeds from the Recapitalization will be used to redeem Gothic's outstanding 12 1/4% Senior Notes, repay the outstanding balance under the Credit Facility, including the bridge loan due and payable on June 30, 1998, and redeem the Parent's Series A Preferred Stock. The consummation of each transaction will be cross-conditioned on the consummation of all of the other transactions. There can be no assurance that the Recapitalization will be completed or that Gothic's outstanding indebtedness will be refinanced and the Parent's Series A Preferred Stock will be redeemed.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES TO ANYONE OR BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
Available Information....................................................  ii
Information Incorporated by Reference.................................... iii
Prospectus Summary.......................................................   1
Risk Factors.............................................................  13
Recapitalization.........................................................  22
The Exchange Offer.......................................................  23
Use of Proceeds..........................................................  29
Capitalization...........................................................  30
Selected Historical and Pro Forma Financial Data.........................  31
Pro Forma Combined Condensed Financial Statements........................  34
Management's Discussion and Analysis of Financial Conditions and Results
 of Operations...........................................................  41
Business and Properties..................................................  50
Management...............................................................  63
Security Ownership of Certain Beneficial Owners and Management...........  67
Description of Credit Facility...........................................  69
Description of the Notes.................................................  70
Series B Preferred Stock of Parent....................................... 102
Certain U.S. Federal Income Tax Considerations........................... 102
Plan of Distribution..................................................... 105
Legal Matters............................................................ 106
Independent Public Accountants........................................... 106
Engineers................................................................ 106
Glossary................................................................. 107
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                 $235,000,000

                         GOTHIC PRODUCTION CORPORATION

                     11 1/8% SENIOR SECURED NOTES DUE 2005



                               ----------------

                            PRELIMINARY PROSPECTUS

                               ----------------



                                 MAY   , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1031 of the Oklahoma General Corporation Act and Article VI of the Registrant's By-Laws provide for indemnification of present and former officers, directors, employees and agents.

ITEM 21(A). EXHIBITS.

  The information required by this Item 21(a) is set forth in the Index to Exhibits accompanying this Registration Statement and is incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, each of the Registrants has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tulsa, Oklahoma on the 8th day of May, 1998.

                                          Gothic Production Corporation

                                                   /s/ Michael K. Paulk
                                          By: _________________________________
                                              Michael K. Paulk, President and
                                                  Chief Executive Officer

                                          Gothic Energy Corporation

                                                   /s/ Michael K. Paulk
                                          By: _________________________________
                                              Michael K. Paulk, President and
                                                  Chief Executive Officer

                         GOTHIC PRODUCTION CORPORATION

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Gothic Production Corporation, an Oklahoma corporation, which is filing a Registration Statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Michael K. Paulk and Steven P. Ensz, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ Michael K. Paulk           Director, President and          May 8, 1998
____________________________________ Chief Executive Officer
          Michael K. Paulk
       /s/ Steven P. Ensz            Vice President, Finance and      May 8, 1998
____________________________________ Chief Financial Officer
           Steven P. Ensz            (Principal Financial and
                                     Accounting Officer)
      /s/ John J. Fleming            Director                         May 8, 1998
____________________________________
          John J. Fleming
      /s/ Morton A. Cohen            Director                         May 8, 1998
____________________________________
          Morton A. Cohen
      /s/ Brian E. Bayley            Director                         May 8, 1998
____________________________________
          Brian E. Bayley

                           GOTHIC ENERGY CORPORATION

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each of the undersigned directors and officers of Gothic Energy Corporation, an Oklahoma corporation, which is filing a Registration Statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Michael K. Paulk and Steven P. Ensz, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ Michael K. Paulk           Director, President and          May 8, 1998
____________________________________ Chief Executive Officer
          Michael K. Paulk
       /s/ Steven P. Ensz            Vice President, Finance and      May 8, 1998
____________________________________ Chief Financial Officer
           Steven P. Ensz            (Principal Financial and
                                     Accounting Officer)
      /s/ John J. Fleming            Director                         May 8, 1998
____________________________________
          John J. Fleming
      /s/ Morton A. Cohen            Director                         May 8, 1998
____________________________________
          Morton A. Cohen
      /s/ Brian E. Bayley            Director                         May 8, 1998
____________________________________
          Brian E. Bayley

                         GOTHIC PRODUCTION CORPORATION
                           GOTHIC ENERGY CORPORATION

                       REGISTRATION STATEMENT ON FORM S-4

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  3.1    Certificate of Incorporation of Gothic Production Corporation
         ("Production").
  3.2    Certificate of Amendment to Certificate of Incorporation of
         Production.
  3.3    Certificate of Merger of Production and Gothic Energy of Texas, Inc.
  3.4    By Laws of Production.
  3.5    Certificate of Incorporation of Gothic Energy Newco, Inc. ("Gothic"),
         an Oklahoma corporation (filed as Exhibit 3.1 to Annual Report on Form
         10-KSB for the year ended December 31, 1997).
  3.6    Certificate of Ownership and Merger filed with the State of Oklahoma
         (changed name from Gothic Energy Newco, Inc. to Gothic Energy
         Corporation) (filed as Exhibit 3.2 to Annual Report on Form 10-KSB for the year ended December 31, 1997).
  3.7    Bylaws of Gothic (filed as Exhibit 3.3 to Annual Report on Form 10-KSB for the year ended December 31, 1997).
  4.1    Indenture dated as of April 21, 1998 among Gothic, Production and The
         Bank of New York relating to the 11 1/8% Series A Senior Secured Notes due 2005 and 11 1/8% Series B Senior Secured Notes due 2005 (filed as
         Exhibit 10.4 to the Current Report on Form 8-K of Gothic for April 27,
         1998).
  4.2    Forms of Series A and Series B Notes (included in Exhibit 4.1 hereto).
  5.1    Opinion of William S. Clarke, P.A.
 10.1    Purchase Agreement dated April 21, 1998 among Gothic, Donaldson,
         Lufkin & Jenrette Securities Corporation and CIBC Oppenheimer Corp.
 10.2    Registration Rights Agreement dated April 21, 1998 among Gothic,
         Donaldson, Lufkin & Jenrette Securities Corporation and CIBC
         Oppenheimer Corp. (filed as Exhibit 10.5 to the Current Report on Form
         8-K of Gothic for April 27, 1998).
 12.1    Statement re Computation of Ratio of Earnings to Fixed Charges and
         Preferred Dividends.
 23.1    Consent of Coopers & Lybrand.
 23.2    Consent of William S. Clarke, P.A. (included in Exhibit 5.1).
 23.3    Consent of Lee Keeling and Associates, Inc.
 24.1    Power of Attorney (included on the signature pages of this
         Registration Statement).
 25.1    Statement of Eligibility of The Bank of New York.
 99.1    Form of Letter of Transmittal.
 99.2    Form of Notice of Guaranteed Delivery.